   As filed with the Securities and Exchange Commission on February 24, 2000
===============================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        -------------------------------
                                AMENDMENT NO. 2
                                       TO

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------

                                parts.com, Inc.
         (Exact Name of Small Business Issuer Specified in Its Charter)

                   NEVADA                                88-0344869
        (State or Other Jurisdiction                   (IRS Employer
      of Incorporation or Organization)              Identification No.)

                             121 EAST FIRST STREET
                             SANFORD, FLORIDA 32771
                                 (407) 302-1314

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                        of Principal Executive Offices)

                        -------------------------------

       Securities to be Registered Pursuant to Section 12(b) of the Act:

                                      NONE


       Securities to be Registered Pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE


===============================================================================

                               TABLE OF CONTENTS

                                                                                                                   Page

                                     PART I
   Item 1. Description of Business                                                                                    3
   Item 2. Management's Discussion and Analysis                                                                      16
   Item 3. Description of Property                                                                                   19
   Item 4. Security Ownership of Certain Beneficial Owners and Management                                            20
   Item 5. Directors and Executive Officers                                                                          21
   Item 6. Executive Compensation                                                                                    23
   Item 7. Certain Relationships and Related Transactions                                                            26
   Item 8. Description of Securities                                                                                 27

                                                          PART II

   Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters               31
   Item 2. Legal Proceedings                                                                                         31
   Item 3. Changes in and Disagreements with Accountants                                                             31
   Item 4. Recent Sales of Unregistered Securities                                                                   32
   Item 5. Indemnification Of Directors And Officers                                                                 33

                                                         PART F/S

   Item 1. Financial Statements                                                                                     F-1

                                                         PART III

   Item 1. Index to Exhibits
   Item 2. Description of Exhibits

WITH THE EXCEPTION OF HISTORICAL FACTS STATED HEREIN, THE FOLLOWING DISCUSSION MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING EVENTS AND FINANCIAL TRENDS WHICH MAY AFFECT THE COMPANY'S FUTURE OPERATING RESULTS AND FINANCIAL POSITION. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND FINANCIAL POSITION TO DIFFER MATERIALLY INCLUDE, IN ADDITION TO OTHER FACTORS IDENTIFIED IN THIS REGISTRATION STATEMENT, THE COMPANY'S OPERATING LOSSES, ITS NEED FOR ADDITIONAL CAPITAL, ITS ABILITY TO DEVELOP ITS PRODUCTS AND DEPENDENCE ON KEY PERSONNEL, ALL OF WHICH ARE SET FORTH IN MORE DETAIL IN THE SECTIONS ENTITLED "FACTORS WHICH MAY AFFECT FUTURE RESULTS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS." THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT. IN THIS DOCUMENT, REFERRALS TO "THE COMPANY," "WE," "OUR," AND "US" REFER TO PARTS.COM, INC.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         parts.com, Inc. ("the Company") was incorporated in Nevada on September 13, 1995, under the name I.E.L.S., Inc., which company had no material operations and whose common stock was traded on the OTC Electronic Bulletin Board. In September 1998, I.E.L.S. completed an exchange agreement with Direct Touch Research, Inc. ("DTR"), a closely held Florida corporation that also had no material operations. Pursuant to the exchange agreement, all outstanding shares of DTR common stock were exchanged for 5,542,000 shares of I.E.L.S. common stock. As a result, DTR became a wholly owned subsidiary of I.E.L.S. and I.E.L.S. changed its name to the Miracom Corporation. On January 5, 2000, Miracom Corporation changed its name to parts.com, Inc. DTR was subsequently dissolved as a corporation in August 1999. As a result of this transaction, DTR stockholders became owners of approximately 61% of the Company's then outstanding common stock and assumed 100% control of the Company's board of directors. The effect of the transaction was a reverse acquisition of I.E.L.S. by DTR. The purpose of the transaction was to provide the founders of DTR with a more viable structure in the form of a publicly-traded company that would enable them to facilitate the growth of their business plan through acquisitions and to attract and retain necessary technical personnel. For additional information regarding the transaction, see "Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         In September 1998, the Company acquired all of the assets, liabilities and business of United Equity Partners, Inc., a Florida corporation ("UEP"). In that transaction, the Company issued a total of 150,000 shares of common stock to UEP. UEP subsequently distributed those shares to its shareholders and UEP was dissolved in August 1999. For additional information regarding the transaction, see "Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         Also in September 1998, the Company acquired all of the assets, liabilities and business of MTV/Pinnacle Advertising Group, Inc., a Florida corporation ("Pinnacle"). In that transaction, the Company issued a total of 582,000 shares of common stock to Pinnacle. Pinnacle subsequently distributed those shares to its shareholders and Pinnacle was dissolved in August 1999. For additional information regarding the transaction, see "Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         In May 1999, the Company acquired all of the assets and business operations and assumed all the outstanding liabilities of LiveCode, Inc. ("LiveCode") a Florida corporation in exchange for 600,000 shares of the Company's common stock and a six-month non-interest bearing $20,000 promissory note in favor of the LiveCode stockholders. Effective September 30, 1999, the note was repaid by the issuance of 40,000 shares of the Company Common Stock. For additional information regarding the transaction, see "Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         In October 1999, the Company acquired all of the outstanding common stock of FlexRadio, Inc. ("FlexRadio"), a Florida corporation, in exchange for 6,200,000 shares of the Company's common stock which shares were issued to the shareholders of FlexRadio. For additional information regarding this transaction, see "Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         The principal offices of the Company are located at 121 East First Street, Sanford, Florida 32771 and its telephone number is (407) 302-1314. Our web sites are located at www.parts.com, www.parts.net, www.theparts.com, www.theparts.net, www.miracomcorp.com, www.miracomcorp.net, www.miratouch.com., www.reallyknow.com. Information contained on our web sites is not part of this registration statement.

         The Company is a provider of turnkey electronic commerce services designed to provide Internet-based business and on-line buying solutions. The Company has two principal divisions - "parts.com" and "ReallyKnow.com."

         We are filing this Form 10-SB to become a reporting company under the Securities Exchange Act of 1934, as amended in accordance with NASD rules pertaining to OTC Bulletin Board companies.



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

MARKET AND INDUSTRY OVERVIEW

         The Internet is an increasingly significant global medium for communications, content and online commerce. The World Trade Organization estimated that the number of Internet users would likely be 300 million by 2000. Internet traffic is estimated to be doubling every 100 days, according to the U.S. Department of Commerce, equating to an annual growth rate exceeding 700%. E-commerce applications are increasing exponentially; market research firm Forester Research estimates that the total revenue from goods and services purchased over the Internet could exceed $3.2 trillion by 2003.(1) Reflecting their increasing functionality, accessibility and overall usage, the Internet and online services are evolving into an attractive commercial medium and a unique sales and marketing channel that can successfully compete with retail stores, mail-order catalogs and television home shopping networks. Online retailers can interact directly with customers and update their featured selections, shopping interfaces, product pricing and visual presentations on a continuous basis.

         Auto parts Industry. The worldwide auto parts industry is large, growing and relatively fragmented. Business Week magazine estimates that the value of the global auto parts market at nearly $600 billion.(2) As reported by Automotive News, there are six automotive parts suppliers worldwide with sales in excess of $10 billion each.(3) The estimated United States market for automotive parts is $127 billion as reported by the Motor & Equipment Manufacturers Association. (4) Although, we are initially focusing on the United States Market, we intend to make parts.com the global business-to-business e-commerce parts exchange that eliminates the inefficiencies of current parts distribution methods through the maximization of the efficiencies afforded through the Internet. See "-- Our Strategy."

         Data Gathering and Market Research Industry. The need for quantifiable information and computer equipment and data in the automotive industry is growing rapidly. Automotive News reported that the market for these products amounted to $900 million in 1998.(5) For many years, dealers have relied on information from Arbitron radio surveys, Nielsen Diaries or a particular broadcast "representative" that somehow instinctively knew each particular automobile dealer's market. We intend to make ReallyKnow.com one of the leading real time electronic data gathering businesses.

OUR STRATEGY

parts.com. We commenced development of our parts.com division in March 1998 and our parts.com site went "live" on January 23, 2000. We developed our parts.com division to capitalize on the unrealized opportunities in business-to-business e-commerce bringing new value to suppliers, buyers and

(1) Information Week Online, "E-Commerce Market Could Hit $3.2 Trillion by 2003," November 6, 1998 at www.informationweek.com/story/IWK1998110650004.

(2) Business Week, "Big Dents in Auto parts," April 12, 1999, No. 3624.

(3) Automotive News, "Biggest Suppliers Cleared Hurdles to Grow In 1998," June 21, 1999, No. 5825 p. 1.

(4) MEMA Market Analysis, The Report of the Vehicle Parts Industry (1999 Pocket Overview).

(5) Automotive News, "Small Computer Firms Are Making Inroads," March 2, 1998
    p. 10.

distributors. We intend to use the parts.com proprietary technology and logistics model to bring strong brand recognition, customer loyalty and supplier relationships in the online auto parts industry. We believe our e-commerce business-to-business model will be superior to that of the capital and real estate-intensive, traditional original equipment manufacturer component business.

PARTS.COM

         Our initial focus of operations for our parts.com division is the automotive component industry with our e-commerce web site located at www.parts.com. We believe the automotive industry is particularly well-suited for on-line services for the distribution of automotive parts and accessories (hereinafter collectively referred to as "automotive parts") for several reasons. First, it is an existing business community linked on-line for the distribution of automotive parts. Second, there is a large market for automotive parts. Third, the national, regional and local dynamics are excellent for implementing our Internet-based business model. Fourth, we perceived a need in the automotive parts industry for a more efficient method to access inventory and distribute automotive parts because there exists no standardized communication between businesses in that industry. We believe our business-model will afford us a competitive advantage over the current methods of warehousing, distributing and ordering of automotive parts. We have designed our Internet-based business model to provide access to a "virtual" inventory of automotive parts. We anticipate that our Internet-based business model will offer cost advantages to both the supplier and buyer of automotive parts as a result of : improving inventory management by having access to "real time" information on inventory status and sales trends; minimizing the time and labor involved in trying to locate a part; improving margins on automotive parts for certain automotive businesses by providing them access, through parts.com, to the inventory of manufacturers of automotive parts who are part of the parts.com automotive parts community.

         Through parts.com, we intend to make the supply chain operate more efficiently and more profitably for customers than the current distribution system. Currently, automobile dealerships, service centers and garages order automotive parts from certain "middle men" such as warehouse distributors (i.e., NAPA, Carquest, General parts, etc.), "jobbing stores" (i.e., Anderson Wholesale, Barnes Motor & parts, etc.), and retailers (i.e., Pep Boys, Auto Zone, Discount parts, etc.). Each warehouse distributor has its own platform and software managing its inventory and sales information. There are currently many such different systems and a customer's operating system must be compatible with that of the vendors from whom they buy parts. Auto parts are warehoused by distributors in regional or district warehouses and are transported to local stores and thereafter local service centers or garages. These storage and transportation costs are factored into the price of the parts. When a dealer or garage needs a part that they do not have on hand, they may have to call several warehouses, jobbers, retailers or other service centers or garages before locating the part - all of which is time consuming and labor intensive. If parts they do not have on hand are required for different vehicle lines (i.e., different makes of cars), then the same calls must be made for each part to several different sources. Once the part is located, the buyer and the seller then have to process the order, and the seller must collect the funds - all of which is time consuming and labor intensive.

         In addition, automobile manufacturers normally sell to large retailers and warehouse distributors only, while other automotive businesses are normally restricted from buying product directly from those manufacturers because they do not order on the same volume as large retailers and warehouse distributors. parts.com plans to include in its parts.com inventory base OEM inventory (i.e., parts sold by Ford, Chrysler, General Motors and other automobile and truck manufacturers) and aftermarket inventory which automotive businesses such as dealerships, service centers and garages can access directly without having to order from the warehouse distributor or other "middle man." The benefits to both the manufacturer and the buyer are two-fold. On the manufacturer's side, through the parts.com web site, the manufacturer will be able to track in "real time" sales from the point-of-sale of its parts inventory and plan its manufacturing and inventory needs accordingly. Currently, manufacturers rely on information provided on a delayed basis by retailers and warehouse distributors who are the middle men providing product to other automotive businesses. As a result, manufacturers and warehouse distributors must maintain certain levels of inventory at all times to meet demand. Inventory that is not utilized in a certain period of time, must be replaced with updated inventory - thus necessitating write-offs. The manufacturer may also increase its margin on products sold through Parts.com since it will not have to factor in the mark-ups of various middle men down the distribution chain. On the buyer's side, the buyer will have access to the additional part numbers provided by the manufacturer and potentially better prices (and therefore better margins) than it could get by buying products from a warehouse distributor or a retailer.

         Our strategy is to provide a more efficient mechanism for: communication between customers and suppliers; locating parts; delivering those parts to the customer through our suppliers; increasing sales for the dealerships, service centers and garages; processing orders for parts; tracking inventory and sales trends in "real time" to enable suppliers to more accurately project inventory needs in market areas. We intend to accomplish this by using the Internet to create a "standardized" means of communication by linking manufacturers, warehouse distributors, dealerships, service centers and garages, providing them access to a "virtual" inventory of automotive parts where they can enter into our parts.com site, locate the parts they need and order them from the nearest available source, and process those orders - thus saving time and labor costs in the search for and ordering of parts. We intend to make available real-time information on inventory location and availability to both buyers and sellers of parts via the Internet. Our site will offer "real-time" information on the availability of inventory and the type of parts actually being sold and the geographic locations of those sales. We anticipate that such point-of-sale information will assist parts suppliers in the planning of production schedules and inventory strategies --focusing on inventory that is in demand and decreasing inventory that is slow-moving, and thus decreasing over-all inventory carrying costs and potential write-offs of over-stocked parts. In addition, labor-intensive menial tasks such as phone calls, sales history review, and inventory charting will be replaced with the advent of real-time inventory data. Labor associated with the processing of transactions will be minimized as our e-commerce site will process transactions and deposit sales proceeds directly into the vendor's account.

         parts.com utilizes a unique business model concurrent with our e-commerce web site to reward suppliers throughout the network chain. We have divided the United States into various regions. Each region has three levels of suppliers for 34 vehicle lines. Examples of vehicle lines are Chrysler, Ford, Chevrolet, Dodge, Nissan, Jeep, Eagle, Mercedes Benz, etc. Each region will have one Platinum Supplier for each vehicle line. The Platinum Supplier will have the first opportunity to pick, pack, ship or deliver all parts orders which originate in its region and vehicle line responsibility. If the Platinum Supplier cannot fulfill an order or portion of an order as a result of not having the part available or not being able to fulfill the order within the customer's time parameters, the order will then be automatically referred to the next level of supplier, the "Gold Supplier."

         The Gold Supplier Network will be comprised of a much broader base of suppliers who reside within the same regions as the Platinum Suppliers and support the same product lines. The Gold Supplier will act as a fail-safe or secondary fulfillment source if the Platinum Supplier does not have or cannot timely deliver the part. The broad base of Gold Suppliers within a region will also facilitate meeting a customer's time-sensitive delivery deadlines. Certain ratios are applied for the Platinum Supplier to share in the sale generated by the Gold Supplier.

         Completing the supply chain is the Silver Supplier Network, which will serve as the ultimate fail-safe parts locator network and back-up to the Gold Supplier Network. The Silver Supplier will be the final source to which a parts request will default in the rare instance when neither the Platinum Supplier nor the Gold Supplier can fulfill an order. If an order is filled by a Silver Supplier, both the Gold Supplier and the Platinum Supplier participate in the revenue generated from that sale.

         The Company sets the price at which suppliers will fill orders from their inventory in retail and wholesale transactions conducted through parts.com, which price is a percentage (set by parts.com) over the supplier's cost for the automotive part. The only variables for the pricing model are shipping costs which may vary from region to region, and the supplier's cost if that cost should vary from region to region. Platinum Suppliers receive an overriding percentage transaction fee on all orders in their respective regions (even if they do not pick, pack and ship the orders). Platinum Suppliers do not necessarily have first pick on all orders within their region. Speed of delivery and availability of product will dictate whether the Platinum, Gold or Silver Suppliers will fulfill the order. Since parts.com customers ultimately determine the time frame in which they need the product, our system will route the order to the closest member-dealer that can fulfill the order within the specified time parameters, regardless of dealer/supplier status.

         Thus, our business model creates a "virtual inventory" to those seeking automotive parts and accessories and likewise increases the probability of locating a part. Dealerships, service centers and garages can save the expense of carrying duplicative inventory and inventory that is not commonly needed. Our business model offers better cash flow management by limiting multi-layers of labor. We process the orders, collect payment and distribute the revenue from the suppliers' sales directly to their accounts. They can track in real-time the sales orders fulfilled, the potential orders missed by that location, inventory source and the status of their respective inventories.

         Initially, our revenue for parts.com will be derived from capturing a small transaction fee on each business-to-business and consumer sale and from charging supplier fees for signing up as Platinum, Gold or Silver suppliers. Additional revenue streams that we wish to develop in the future as we further enhance our parts.com and ReallyKnow.com products are: collecting service fees for the use of applications that we make available through parts.com (i.e., vendor-managed inventory applications, VIN identification packages); license fees to other service industries, associations or companies that may desire to use our system to develop and operate portals for products; fees for web-enabling/integrating organizations to the Internet in connection with our parts.com system; fees for providing virtual training sessions; fees for advertising and real-time trend reporting; subscriptions for reports on buying habits, sales, lost sales, trends, etc.

         As of February 11, 2000, parts.com has signed up approximately 96 franchised dealerships throughout the United States, representing approximately 30 vehicle lines. Many of these dealers have multiple locations for several different automotive lines and they have signed contracts as Platinum and/or Gold Suppliers. Some Platinum Suppliers are also Gold Suppliers in certain defined market areas. Of those dealerships, there are approximately 80 Platinum Suppliers and 97 Gold Suppliers. In addition, parts.com has Platinum and Gold contracts pending with many other dealerships across the United States. In addition, parts.com has identified several international automotive parts suppliers with a view to penetrating markets outside of the United States. Although parts.com has had discussions and meetings with the international suppliers, no contracts have been entered into or are pending yet.

REALLYKNOW.COM.

         We formed the ReallyKnow.com division in 1999 for the purpose of revolutionizing the market research industry through our patent-pending technologies by offering real-time data gathering capability. We commenced development of the Miratouch product in 1998, initially as on-site kiosks and most recently as PC-based software. Both versions feature a touch-screen on-site survey used in conjunction with value added read/write business cards of accurate, unbiased, concrete facts for use by a myriad of businesses. While the concept of on-site surveys is not new, the touch screen on-site survey is in its infancy. Department/specialty stores, grocery/supermarkets, hotels, restaurants/food service, retail, sporting events, theatres and many more industries all benefit from real-time data gathering. We believe that the Miratouch product can save both time and money over the conventional face-to-face interviewing, mail surveys or costly one time customized research. All software application changes (Questions and Answers, Reports) are handled entirely through on-line technology. This reduces time-consuming and costly travel expenses and allows Miratouch clients to change the questions to address different needs. ReallyKnow.com's latest addition, FlexRadio, offers a radio frequency detection device that is designed to provide real time data, superior research, technical proficiency and market analysis.

         Our revenue from our ReallyKnow.com product initially will be derived from three sources: First, sales to dealerships of the research system. Second, sales of value business cards to automobile dealerships for their salesmen to use in connection with our research system. Each business card will have a magnetic strip and when given to the customer, the customer will be offered incentives to participate in the on-line survey. Points will be recorded on the magnetic strip each time the customer inserts the card into the Miratouch system and answers survey questions. Points can be redeemed for promotions - such as free or discounted oil changes, car washes, etc. The third revenue stream will be derived from consulting services when we are retained by dealerships to interpret the data gathered through our Miratouch system.

         With regard to the Company's ReallyKnow.com (Miratouch) product, as of February 11, 2000, the Miratouch system has been installed in two dealerships in Florida, one in Ohio and one in Massachusetts.

         The Company's FlexRadio product of its ReallyKnow.com division is designed to provide real-time marketing information through tracking the radio listening habits of consumers. The Company's target market for our FlexRadio technology is any industry sector that relies upon qualitative and quantitative information pertaining to the listening habits of consumers (i.e., radio, automotive and advertisers). Consumers may in fact resist having their listening habits monitored. At the time they purchase a vehicle, consumers will be notified of the monitoring device; they will be presented with a form which, if they elect to have the monitoring device activated, will indicate their acknowledgement and consent in writing prior to activation. Consumers will also have the option to deactivate the device at any time. While it remains to be determined at what point the FlexRadio monitoring device will be installed in the automotive radio, whether at the dealerships or at the manufacturing level, it is the Company's goal to have the system installed by the automobile manufacturer.

OUR SOLUTION

         With our parts.com division, businesses and customers enter the parts.com domain through our Internet site. To purchase auto parts, buyers simply click on a buy button and follow prompts that guide them in supplying shipping and payment information. In addition to ordering parts, buyers can post request for proposals/request for quotes, conduct targeted searches for hard to find auto parts, browse through highlighted selections of the web site, shop for accessories, read and post reviews on automobiles and automobile parts, register for personalized services, participate in promotions and check their order status. Suppliers can post overstocked or obsolete parts, post catalogs and display their company news instantly. A patent application is pending. See "-- Intellectual Property."

         Our ReallyKnow.com division provides a real-time electronic data gathering system (Miratouch) that permits real time data gathering and market analysis of consumer information. The Miratouch kiosk is an automated computer-assisted marketing research product that is conducted on-site at a merchant's location and online through use of the Internet. With the Miratouch solution, the merchant can receive collected marketing research results on-demand. We believe that we have created multiple user-friendly front-end designs (i.e., user interfaces) which allow customers the ability to offer different looks, types of information and varied narration, developed the applications, customized the hardware and created reporting via the Internet to maximize usage of our system. A patent application is pending for the Miratouch system and its related intellectual property. The Company has also filed and is awaiting registration for Miratouch trademarks and copyrights. See "-- Intellectual Property."


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Our ReallyKnow.com's FlexRadio division will rely upon a technology for which we have a pending patent, namely the installing of data transmission units in automobiles to monitor radio-listening habits on a real time basis. See
"-- Intellectual Property."

SALES AND MARKETING

         Through our parts.com division, our goal is to be the worldwide source for automotive parts. Our marketing strategy is designed to strengthen the parts.com brand name, increase customer traffic to the parts.com store, build strong customer loyalty, maximize repeat purchases and develop incremental revenue opportunities. parts.com will provide increasingly targeted and customized services by using the extensive customer preference and behavioral data obtained through its online sales. As a marketing channel, the Internet has proven to be unique in facilitating rapid and effective experimentation analysis, instant user feedback and efficient "redecorating of the store" for each customer. We intend to employ a variety of media, program and product development and value added promotional activities to achieve our marketing goals for parts.com. We intend to place advertisements on various high profile and high-traffic conduit Internet sites. We also plan to extend parts.com's market presence through an Affiliates Program, that we hope will grow to include thousands of enrolled members. The program will enable Affiliate web sites in each product category to offer parts to their customer base for fulfillment by parts.com.

         Our marketing program for parts.com to date has included several direct mail campaigns to the 22,000 dealer/supplier candidates throughout the United States for our parts.com e-commerce exchange. We have taken out full-page advertisements in one of the leading automotive dealer trade publications (Automotive News). We plan on attending industry trade shows and conventions and presented an exhibit booth at one of the automotive industry's largest conventions, the National Automobile Dealers Association Convention held in Orlando, Florida in January 2000. We are presently developing for future implementation a mass communications marketing campaign which will include television and radio.

         ReallyKnow.com's marketing strategy incorporates plans to sell its products through several channels including conventions, advertising agencies, direct mail, print, outbound telemarketing and referrals. ReallyKnow.com's advertising and promotion plan is to position itself as one of the leaders in real time electronic data gathering. ReallyKnow.com will use media strategies that include: developing a program to advertise its message, image and products in trade magazines; developing a video/direct-mail campaign targeted at specific audiences that benefit from utilizing ReallyKnow.com's research products and services; developing relationships with advertising agencies with respect to their hardware and software and enhancing these agencies' performance which will enable them to maintain long-term relationships with their clients.

         As of this date, we have created marketing materials for ReallyKnow.com and distributed them to over 22,000 auto dealers throughout the United States in order to market the product and assess potential levels of customer interest. We have also placed demonstration units with various automobile dealerships to gather feedback from the dealers regarding the effectiveness of the user interface and web-enabled software. Based upon the feedback from these demonstration units and upon consulting with several focus groups, we have created a newer release of our product which is due to be introduced into the marketplace in March 2000. We also showcased our latest ReallyKnow.com product at the National Automotive Dealers' Association convention held in Orlando in January 2000.

CUSTOMERS

         For our parts.com division, we anticipate that most of our initial customer base will be Original Equipment Manufacturer ("OEM") dealerships locating parts for their business trading partners, as well as their at-location customers. Shortly thereafter, we expect to see our OEM dealerships begin to source after-market parts direct from manufacturers utilizing the parts.com business model. Finally, by allowing buyers to list "want ads" for hard-to-find items and suppliers to post over-stocked or obsolete products, parts.com should be positioned to realize a significant source of revenue through its trade-out/auction service as well.

     We believe our ReallyKnow.com's initial market segment will be the retail automotive industry where Automotive News estimates that there are more than 23,000 new car dealers, 70,000 used car dealers, 130,000 automobile repair and service shops and 22,000 rental car locations in the U.S. The expansion markets for the ReallyKnow.com market research include:

-        supermarkets;
-        hotels/motels;
-        restaurants and food service companies;


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

-        retailers
-        sporting event/attraction companies;
-        theatres and others.

     We expect the typical customer of ReallyKnow.com's real-time electronic data gathering technology business products to be people who control the expenditure of advertising and marketing dollars for their companies and people who currently use advertisements to generate sales leads.



COMPETITION

     We expect competition for our parts.com business from a variety of other online companies. These competitors could include:

- various online parts sellers and vendors of other component based products;
- indirect competitors specializing in online commerce or deriving a substantial portion of their revenues from electronic commerce who may offer component parts as an extension to their existing product lines; and
- manufacturers and retail vendors of parts and accessories, including large specialty parts sellers that have significant brand awareness, sales volume and customer bases.

         Toyota and Republic Industries have recently announced their intention to devote resources to online commerce in the near future. HyundaiUSA.com has already launched an Internet web site to sell auto parts online. partsVoice has begun locating a number of auto parts through an online web site for dealers. Additionally, traditional "brick-and-mortar" companies like CSK Auto and Haun Automotive have already built e-commerce sites. Advance Auto parts and CSK Auto recently announced a joint venture to launch an internet web site. GA eXpress, a provider of enterprise-wide database solutions and data migration tools, announced on February 9, 2000 that it will partner with The Reynolds and Reynolds Company, a provider of information systems, to develop a system whereby automotive retailers may engage in eCommerce and exchange data via the Internet with trading partners.

         However, the automobile parts industry is estimated to be a $600 billion industry globally. The market in the United States for automotive parts is estimated to be $127 billion. We are focusing initially on the domestic market. However, the Company's site went "live" on January 23, 2000 and thus to date has no market penetration. The information on market share of various types of automotive parts sellers who sell via the Internet is based solely on our internal estimates.

         --       On-line parts sellers (those who sell exclusively over the
         Internet). We believe that currently no on-line parts seller (or even a group of on-line sellers) has more than 1% of the total global $600 billion automotive parts industry.

         --       Manufacturers.  It is our belief that on-line sales by
         manufacturers of automotive parts represent approximately 10% of market share.

         --       Retailers. Presently, we believe that there exists only two automotive parts retailers (CSK Auto and Advance Auto) that expect to generate significant revenues on the Internet.

         --       Warehouse Distributors.  Currently, we are aware of three
         warehouse distributors taking initiative to generate significant revenues from the Internet and they include: Hahn Automotive Warehouse (operating independently), Motor Age, Inc. and The parts House (operating jointly to fulfill Wrenchead.com's orders - an on-line seller). We estimate the total market share for those three companies at less than 1%.

         --       OEMs (Ford, Toyota, Chrysler, etc.). We believe that these companies are very limited in selling parts through the Internet directly to consumers because of existing franchise agreements with their dealership networks.

         Although our belief is speculative, we believe that over-all our business model will prove to have a competitive edge over that of our current and potential competitors because our parts.com system is not designed exclusively for the automotive parts industry but is adaptable to any parts industry (i.e., consumer electronics, airplanes, appliances, computers, marine products, housewares, etc). Thus, once our model is proven in the automotive parts industry, we plan on expanding it to other types of parts. Further, we believe our name and web site, "parts.com," is adaptable to any parts industry, not only automotive parts (unlike names such as "Wrenchead.com"), and the building of our brand name will be leveraged by its adaptability to any kind of part. For example, once we expand into other parts industries, anyone needing a part can log onto the Internet with the word "parts.com" or "parts.net" and will access our site.

         Competition for ReallyKnow.com exists from some companies in a broad sense related to the data research gathering industry. Companies such as Nielsen Media Research, The Arbitron Company, JD Power and Associates all produce research largely through telemarketing. These companies however, do not produce statistical data in a real-time format. We believe our Miratouch solution is the first "real-time" web-enabled research data gathering system that will be made available to automobile dealerships through which they will be able to accumulate qualitative and quantitative data on consumers who visit their showrooms and take the time to complete the survey. Unlike other possible competitors in market research, we believe that the Miratouch solution is one of the few systems that relies on the Internet as its conduit for information for data storage and retrieval. Our current competitors in the research marketplace for automobile dealerships are The Dohring Corporation and Friedman/Swift. These companies utilize systems whereby they survey consumers who have purchased from their client's dealerships as well as customers who have purchased from their client's competition. After surveying these consumers, companies like Dohring and Friedman/Swift provide their clients with quantitative and qualitative data relative only to the survey results that they receive. Typical surveys cost thousands of dollars and only provide their clients with information that is not only dated, but is only a measure of a specific point in time. The Miratouch system allows dealerships the ability to generate questions and receive similar types of feedback in a "real-time" and continuous format, thus enabling dealerships to gather specific types of information over any period of time. Thus, dealerships will be able to see changes in consumer trends as they occur and not on a delayed basis. We believe only one company - The Dohring Company - has a similar product that offers an on-line feature to data collection. However, its product is currently being marketed for use at special events for users of the product to obtain a "snapshot" of marketing data obtained over a short time span (rather than a continuing "real time" format) and is not specifically geared to the automobile industry.

RELATIONSHIPS WITH SUPPLIERS

         We do not rely on any single vendor or group to fulfill our auto parts orders for parts.com. We do rely on two main suppliers to manufacture and produce Miratouch's proprietary products--Factura and MicroTouch, Inc. We have no minimum purchase commitment requirements or minimum inventory level requirements with these vendors and there exist alternative sources from which we may contract for the manufacture of the Miratouch kiosk and related components.

INTELLECTUAL PROPERTY

         In February, 1999, we purchased for cash and stock the exclusive rights, title and interest in and to the Internet Domain Names (a.k.a. "Unified Resource Locator" or "URL") and any trademarks or service marks in connection with "www.parts.com" and "www.parts.net." We also own the URL's for many web-hosting sites on behalf of our customers. Our primary URL's that are the property of the Company include the following: www.theparts.com, www.theparts.net, www.miratouch.com, www.reallyknow.com, www.reallyknow.net, www.flexradio.com and www.flexradio.net.

         In October 1998, Shawn Lucas and Scott Andersen, officers, directors and shareholders of the Company, assigned to us all of their right, title and interest in and to a pending patent application with respect to the technology for the Miratouch product. A utility patent for the technology was filed with the U. S. Patent & Trademark Office in October 1998. The Miratouch solution is an automated computer-assisted marketing research product that is conducted on-site at a merchant's location and online through use of the Internet. With the Miratouch solution, the merchant can receive collected marketing research results on-demand.

         In May 1999, Messrs. Shawn Lucas and Scott A. Anderson assigned to FlexRadio, Inc. all of their right, title and interest in and to a provisional patent application filed in May 1999 for a radio frequency detection and reporting service. These pending patent rights were acquired by the Company when it acquired all of the common stock of FlexRadio, Inc. This technology is being developed for real time marketing research and will be a part of our ReallyKnow.com division. We expect to file a utility patent for this technology by May 2000.

         In December 1999, we filed a provisional patent application for our parts.com system and intend to follow-up with a utility patent application as soon as practicable, but in any event prior to December 2000. The parts.com technology is an automated computer-assisted system for searching for and selecting automotive parts from a virtual inventory of parts from various sources in the distribution chain, processing orders and distributing revenue among the vendors, and tracking inventory, orders and revenue.

         The provisional patent applications provide the basis for filing a U.S. utility application and any desired foreign applications, which must be filed within 12 months of the filing of the provisional applications. Once the utility application is filed, the review process by the U.S. Patent and Trademark Office normally takes two to three years. Once patents are issued, the term of the patent is normally 20 years from the date of the utility patent application.

EMPLOYEES

         As of the date of this registration statement, the Company had a total staff of 35 employees, comprised of 20 technical professionals, 6 sales and marketing personnel and 9 administrative personnel. All employees are full-time. No employees are represented by a labor union or subject to a collective bargaining agreement. Management believes that employee relations are good.

         The Company's success will depend in large part upon the ability to attract, retain and motivate highly skilled employees. Qualified technical professionals are in great demand and are likely to remain a scarce resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain senior personnel for the foreseeable future, there can be no assurance that the Company will be able to continue to do so.

FACTORS THAT MAY AFFECT FUTURE RESULTS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OR OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

RISKS RELATED TO THE COMPANY GENERALLY

OUR AUDITORS HAVE QUALIFIED THEIR REPORT ON OUR FINANCIAL STATEMENTS WITH RESPECT TO OUR ABILITY TO CONTINUE AS A GOING CONCERN

         As noted in the Company's Report of Independent Certified Public Accountants, the Company has experienced significant operating losses and an accumulated deficit which raise substantial doubt about the Company's ability to continue as a going concern. The Company incurred net losses of $1,988,541 and $1,865,808 for the nine months ended September 30, 1999 (unaudited) and the Period from Inception January 27, 1998 through December 31, 1998, respectively. At September 30, 1999, the Company had an accumulated deficit of $3,854,349 (unaudited). The Company is continuing its efforts to increase its sales volume and attain a profitable level of operations. However, there is no assurance that the Company's efforts will be successful. There are many events and factors in connection with the development, manufacture and sale of the Company's products over which the Company has little or no control, including without limitation, marketing difficulties, lack of market acceptance of our products, superior competitive products based on future technological innovation and continued growth of e-commerce businesses. There can be no assurance that future operations will be profitable or will satisfy future cash flow requirements. The report of Moore Stephens Lovelace, P.A., our independent auditors, with respect to our financial statements and the related notes thereto, indicate that, at the date of the report, we incurred net losses and had negative cash flow from operations. Moore Stephens Lovelace, P.A. qualified their report to indicate that these matters raise substantial doubt, at such date, about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from this uncertainty. See "Management's Discussion and Analysis" and our financial statements and the related notes.

WE NEED ADDITIONAL CAPITAL.

         The Company must raise additional capital in the near term to continue its business plan. We are working with financial sources to raise additional capital but there are no guarantees that we will be able to raise sufficient capital on a timely basis and on reasonable terms. In light of the Company's limited resources and the competitive environment in which we operate, any inability to obtain additional financing may cause the Company to discontinue operations. Additional financing could involve dilution to the interests of the Company's then-existing stockholders.

WE HAVE A LIMITED OPERATING HISTORY AND MAY EXPERIENCE RISKS ENCOUNTERED BY EARLY-STAGE COMPANIES.

         We have a very limited operating history for you to use in evaluating our business. Our business and prospects must be considered in light of the risks, expenses and difficulties that companies encounter in the early stages of development, particularly companies in new and rapidly evolving markets like the Internet and e-commerce. These risks include our ability to:

     -   manage our growth effectively;
     -   anticipate and adapt to the rapid changes that characterize our market;
     -   increase levels of traffic to our Web site;
     -   continue to develop and upgrade our technology and customer service;
     -   expand our supplier network;
     -   respond to competitive developments in our market;
     -   expand our sales and marketing efforts; and
     -   continue to identify, attract, retain and motivate qualified personnel.

THE REVENUE AND PROFIT POTENTIAL OF OUR BUSINESS MODEL IS UNPROVEN.

     Our business model is to generate revenues from the following sources:

     - an e-commerce for businesses and consumers to search for and purchase automotive parts and accessories; and
     - real-time marketing research for the automotive industry, initially, using information derived from our real-time, interactive Miratouch product.

     Our business model is new and our ability to generate revenue or profits is unproven. We have initially focused on the automotive industry and our success is dependent on our ability to attract customers to, and expand our suppliers for our parts.com web site, and our ability to attract customers for our marketing research programs launched through Miratouch. There is no assurance that we will be successful in doing so.

OUR FINANCIAL RESULTS MAY FLUCTUATE AND MAY BE DIFFICULT TO FORECAST.

     Our quarterly revenues, expenses and operating results will be unpredictable. We expect that our operating results will fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include:

     -    our ability to attract businesses and customers to our Web site;
     - our ability to attract and retain suppliers with large parts inventories;
     -    our ability to control our gross margins;
     - our ability to timely process orders and maintain customer satisfaction;
     -    the availability and pricing of parts from suppliers;
     -    product obsolescence and price erosion
     - consumer confidence in encrypted transactions in the Internet environment;
     - our ability to obtain cost effective advertising on other entities' Web sites;
     - the effectiveness of off-line advertising in generating additional traffic to our Web site;
     - the amount and timing of costs relating to expansion of our operations;
     - technical difficulties consumers and businesses might encounter in using our Web site;
     - suppliers' delays in shipments to customers/businesses as a result of computer systems failures, strikes or other problems with our suppliers' delivery service;
     - delays in processing orders as a result of computer systems failures, Internet brown-outs or problems with our credit card processing providers; and
     - general economic conditions and economic conditions specific to the Internet and e-commerce.



WE MAY NOT BE SUCCESSFUL IN DEVELOPING BRAND AWARENESS AND THE FAILURE TO DO SO COULD SIGNIFICANTLY HARM OUR BUSINESS AND FINANCIAL CONDITION.

         We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the parts.com and Miratouch brands will depend largely on our marketing efforts. If suppliers do not perceive us as an effective marketing and sales channel for their parts, or if businesses and consumers do not perceive us as offering an efficient and desirable way to purchase parts, we will be unsuccessful in promoting and maintaining our parts.com brand. Similarly, potential customers for our Miratouch product must perceive a need for real time market research. In order to attract and retain businesses and customers and promote our brands, we must increase our marketing and advertising budgets significantly. If we are unable to successfully promote our brands or achieve a leading position in e-commerce, our business could be significantly harmed.

IF WE FAIL TO MAINTAIN SATISFACTORY RELATIONSHIPS WITH OUR SUPPLIERS, OUR BUSINESS WOULD BE MATERIALLY HARMED.

         We will be highly dependent upon our suppliers to provide inventory for sale through our parts.com site. The availability of merchandise can be unpredictable. We will rely on a network of suppliers for all automotive parts. We do not have long-term supply contracts with any of our suppliers. We cannot be certain that our current suppliers will continue to provide inventory for sale at our site. We must also attract additional suppliers. We cannot be certain that we will be able to establish new supplier relationships that ensure merchandise will be available through our Web site.

         Our suppliers will process and ship merchandise directly to other businesses and customers. We have limited control over their shipping procedures, and shipments by these suppliers could be delayed by factors that are beyond our control. Most parts we sell carry a warranty supplied either by the manufacturer or the supplier. In addition, although we are not obligated to accept parts returns, we could be compelled to accept returns from businesses and customers without receiving reimbursements from the suppliers or manufacturers if their warranties are not honored. Our business will be significantly harmed if we are unable to develop and maintain satisfactory relationships with suppliers on acceptable commercial terms, if we are unable to access sufficient parts inventories, if the quality of service provided by these suppliers falls below a satisfactory standard or if our level of returns exceeds our expectations.

WE FACE INTENSE COMPETITION IN THE E-COMMERCE MARKET, AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO COMPETE SUCCESSFULLY.

         The e-commerce market is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are minimal, and competitors may develop and offer similar services in the future. Our business could be severely harmed if we are not able to compete successfully against current or future competitors. Although we believe that there may be opportunities for several providers of products and services similar to ours, a single provider may dominate the market. We believe there is no current dominant e-commerce provider in our markets. We expect that additional companies will offer competing e-commerce solutions in the future.

         In addition, our customers and suppliers may become competitors in the future. Increased competition is likely to result in loss of market share which could harm our business. Our parts suppliers are major parts distributors who have significantly more resources than we do. We anticipate that some of our business customers will be large distributors and auto parts stores who also have significantly more resources than we do.

         Virtually all of our potential competitors have longer operating histories, larger customer bases and greater brand recognition in the markets in which we compete and significantly greater financial, marketing, technical and other resources. Our competitors may be able to devote significantly greater resources to marketing and promotional campaigns.

         Some of our competitors may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of parts. In addition, we anticipate that there will be consolidation in our industry. Accordingly, it is possible that new competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. In addition, manufacturers may elect to sell their parts directly. Increased competition is likely to reduce our operating margins, cause us to lose market share or diminish our brand. If any of these things occur, our business would be significantly harmed.

OUR GROWTH AND FUTURE SUCCESS DEPEND ON OUR ABILITY TO GENERATE TRAFFIC TO OUR WEB SITE.

         Our ability to sell parts through our Internet site depends substantially on our ability to attract user traffic to our Web site. We anticipate spending significant amounts of money for on-line advertising to attract and retain users to our Web site. In addition, we intend to pursue an off-line advertising campaign through traditional media forms such as print, radio and television. If we are unable to generate traffic to our Web site cost effectively, or if our efforts to promote our services and products using both on-line and off-line media are not successful, our growth and business prospects will be substantially limited.

IF WE FAIL TO IMPROVE OUR FINANCIAL AND MANAGERIAL CONTROLS AND REPORTING SYSTEMS AND PROCEDURES, AND IF WE DO NOT EFFECTIVELY EXPLAIN, TRAIN AND MANAGE OUR WORKFORCE, OUR BUSINESS WILL SUFFER DRAMATICALLY AND WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

         Successful implementation of our business plan requires an effective planning and management process. Our business will suffer dramatically if we do not effectively manage our growth. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and we will need to expand, train and manage our workforce. We plan to continue to add to our sales and marketing, customer support and technical personnel. Rapid growth may place a significant strain on our management systems and resources. Our future performance may also depend on the effective integration of acquired businesses. This integration, even if successful, may take a significant period of time and expense, and may place a significant strain on our resources.

WE WILL RELY ON THIRD PARTIES TO MAINTAIN OUR CRITICAL SYSTEMS AND, IF THESE THIRD PARTIES FAIL TO ADEQUATELY PERFORM THEIR SERVICES, WE COULD EXPERIENCE DISRUPTIONS IN OUR OPERATIONS.

         We will rely on a number of third parties for Internet and telecommunications access, delivery services and credit card processing. We will have limited control over these third parties and no long-term relationships with any of them. From time to time, we expect to experience temporary interruptions in our Web site connection and telecommunications access. Slow Internet transmissions or prolonged interruptions in our Web site connection or telecommunications access would materially harm our business.
         We will rely on our suppliers to timely ship parts our customers order from them. Should they be unable to deliver parts for a sustained time period as a result of a strike or other reason, our business would be harmed. In addition, delays in shipment could result due to computer systems failures or other problems related to our third-party service providers.

OUR BUSINESS MAY SUFFER FROM CAPACITY CONSTRAINTS OR SYSTEM INTERRUPTIONS.

         A key element of our strategy is to generate a high volume of traffic to our Web site. Our revenues will depend substantially on the number of businesses and customers who use our Web site to purchase parts. Accordingly, the satisfactory performance, reliability and availability of our Web site, transaction-processing systems, network infrastructure and delivery and shipping systems are critical to our operating results, as well as to our reputation and ability to attract and retain customers and maintain adequate customer service levels.

         We may periodically experience systems interruptions, including Internet disruptions. Any systems interruptions, including Internet disruptions that make our Web site inaccessible or reduce our order fulfillment performance would reduce the volume of parts we are able to sell, which could harm our business. An increase in the volume of traffic to our Web site could adversely affect the capacity of the software or hardware deployed by us, which could lead to slower response time or even system failures. We will be required to continually enhance and expand our transaction-processing systems, network infrastructure, and other technologies to accommodate a substantial increase in the volume of traffic on our Web site. We cannot assure you that we will be successful in these efforts or that we will be able to accurately project the rate or timing of increases, if any, in the use of our Web site or timely expand and upgrade our systems and infrastructure to accommodate these increases. We cannot assure you that our network or our suppliers' networks will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if our Web site traffic increases. If we fail to achieve or maintain our capabilities for high capacity data transmission, consumer demand for our services could decline.

WE MAY NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS UNLESS WE KEEP UP WITH RAPID TECHNOLOGICAL CHANGES.

     The Internet and electronic commerce industries are characterized by:

     -    rapidly changing technology;
     -    changes in consumer demands;
     - frequent introductions of new services or products that embody new technologies; and
     - evolving industry standards and practices that could render our Web site and proprietary technology obsolete.

     Our future performance will depend, in part, on our ability to license or acquire leading technologies, enhance our existing services and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Developing Web site and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our Web site and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

IF WE ENCOUNTER SYSTEM FAILURE, SERVICE TO OUR CUSTOMERS COULD BE DELAYED OR INTERRUPTED. SERVICE DELAYS OR INTERRUPTIONS COULD SEVERELY HARM OUR BUSINESS AND RESULT IN A LOSS OF CUSTOMERS.

         Our ability to successfully maintain an e-commerce Web site and provide acceptable levels of customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems. Any interruptions could severely harm our business and result in a loss of customers. Our computer and communications systems are located in Sanford, Florida. Although we will periodically back up our databases to tapes and store the backup tapes offsite, we will not maintain a redundant site. Our systems and operations are vulnerable to damage or interruption from human error, sabotage, fire, flood, earthquake, power loss, telecommunications failure and similar events. Although we will take certain steps to prevent a system failure, we cannot assure you that our measures will be successful and that we will not experience system failures in the future. Moreover, we may experience delays and interruptions in our telephone and Internet access which will prevent customers from accessing our Web site. The occurrence of any system failure or similar event could harm our business dramatically. In addition, we may move to third party hosting of our servers. We cannot assure you that this transition, if undertaken, would be effected without interruptions. Further, any such third-party host could be subject to the same risks of system failure as our current site.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE KEY PERSONNEL.

         Our future performance depends substantially on the continued service of our senior management and other key personnel. In particular, our success depends upon the continued efforts of our management personnel, including Shawn
D. Lucas, our President, Scott A. Anderson, our Chief Technology Officer and David Lampert, our Senior Vice President of Software Development. We have long-term employment agreements with our present key personnel, but have no key person life insurance.

OUR BUSINESS WILL SUFFER IF WE DO NOT ATTRACT AND RETAIN ADDITIONAL HIGHLY SKILLED PERSONNEL.

         We believe that our future success will depend upon our ability to hire, train and retain other highly skilled personnel. Competition for quality personnel is intense. We cannot be sure that we will be successful in hiring, assimilating or retaining the necessary personnel, and our failure to do so could adversely affect our business and financial condition.

IF WE DO NOT ADEQUATELY ADDRESS "YEAR 2000" ISSUES, WE MAY INCUR SIGNIFICANT COSTS AND OUR BUSINESS COULD SUFFER.

         Failure of our internal computer systems or third-party equipment or software, or systems maintained by our suppliers, to operate properly with regard to the Year 2000 and thereafter could require us to incur significant unanticipated expenses to remedy any problems and could cause system interruptions and loss of data. Any of these events could harm our reputation and adversely affect our business. (See "Year 2000 Readiness Disclosure Statements" in the "MANAGEMENT'S DISCUSSION AND ANALYSIS" section of this registration statement.)

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS.

         Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our services and technologies, including our proprietary software. Although we have two patent applications pending, we hold no patents and rely on a combination of trade secrets and copyright laws, non-disclosure, and other contractual agreements to protect our rights in our technological know-how and proprietary services. We depend upon confidentiality agreements with our officers, directors, employees and consultants to maintain the proprietary nature of our technology. These measures may not afford us sufficient or complete protection, and others may independently develop know-how and services similar to ours, otherwise avoid our confidentiality agreements, or produce patents or copyrights that would materially adversely affect our business, prospects, financial condition and results of operations.

RISKS RELATED TO THE INTERNET AND E-COMMERCE INDUSTRIES

OUR SUCCESS DEPENDS ON THE INTERNET'S ABILITY TO ACCOMMODATE GROWTH IN
E-COMMERCE.

         The use of the Internet for retrieving, sharing and transferring information among businesses, buyers, suppliers and partners has only recently begun to develop. If the Internet were not able to accommodate growth in e-commerce, our business would suffer. The recent growth in the use of the Internet has caused frequent periods of performance degradation. Our ability to sustain and improve our services is limited, in part, by the speed and reliability of the networks operated by third parties. Consequently, the emergence and growth of the market for our services is dependent on improvements being made to the Internet infrastructure to alleviate overloading and congestion.

A LACK OF DEVELOPMENT OF THE E-COMMERCE MARKET WOULD NEGATIVELY AFFECT US.

     If the e-commerce market does not grow or grows more slowly than expected, our business will suffer. The possible slow adoption of the Internet as a means of commerce by businesses may harm our prospects. A number of factors could prevent the acceptance and growth of e-commerce, including the following:

     - e-commerce is at an early stage and buyers may be unwilling to shift their traditional purchasing to online purchasing;
     - businesses may not be able to implement e-commerce applications on these networks;
     - increased government regulation or taxation may adversely affect the viability of e-commerce;
     - insufficient availability of telecommunication services or changes in telecommunication services may result in slower response times; and
     - adverse publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of e-commerce transactions could discourage its acceptance and growth.

     Even if the Internet is widely adopted as a means of commerce, the adoption of our network for procurement, particularly by companies that have relied on traditional means of procurement, will require broad acceptance of the new approach. In addition, companies that have already invested substantial resources in traditional methods of procurement, or in-house e-commerce solutions, may be reluctant to adopt our e-commerce solution.

SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER USE OF OUR PRODUCTS AND
SERVICES.

         A fundamental requirement to conduct business-to-business e-commerce is the secure transmission of information over public networks. If members are not confident in the security of e-commerce, they may not effect transactions on our e-commerce Web site which would severely harm our business. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in the compromise or breach of the algorithms we use to protect content and transactions on our e-commerce Web site or proprietary information in our databases. Anyone who is able to circumvent our security measures could misappropriate proprietary, confidential member information, place false orders or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could adversely affect our business.

INCREASING GOVERNMENTAL REGULATION OF THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS.

         We are currently not regulated by any government agency, other than regulations applicable to businesses generally, laws applicable to auction companies and auctioneers, and laws or regulations directly applicable to Internet commerce. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, sales tax, and characteristics and quality of products and services. Furthermore, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. New laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and increase our cost of doing business. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve.

         The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and other Internet activities. In October 1998, the Internet Tax Freedom Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, it is possible that future laws imposing taxes or other regulations on commerce over the Internet could substantially impair the growth of electronic commerce and as a result have a negative effect on our business.

         In addition, because our service is available over the Internet in multiple states and because we sell merchandise to numerous consumers resident in multiple states, we could be required to qualify to do business as a foreign corporation in each state in which our services are available. We are qualified to do business in only two states, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business.

FAILURE TO MAINTAIN ACCURATE DATABASES COULD SERIOUSLY HARM OUR BUSINESS AND REPUTATION.

         We must update and maintain extensive databases of the parts and e-commerce transactions for our customers. Our computer systems and databases must allow for expansion as our business grows without losing performance. Database capacity constraints may result in data maintenance and accuracy problems which could cause a disruption in our service and our ability to provide accurate information to our customers. These problems may result in a loss of customers, which could severely harm our business.



ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following selected financial data should be read in conjunction with the more detailed financial statements, related notes and other financial information included herein.


Statement of Operations Data:
-----------------------------                   Nine Months             From Inception
                                            Ended September 30,        January 27, 1998
                                                    1999             To December 31, 1998
                                              ----------------       --------------------

Revenues                                       $   1,153,414             $     377,599
Cost of Sales                                  $     876,552             $     302,109
Operating and other Expenses                   $   2,265,403             $   1,941,298
                                               -------------             -------------
Net Loss                                       $  (1,988,541)            $  (1,865,808)


Balance Sheet Data:
------------------                            Sept. 30, 1999           December 31, 1998
                                         -------------------------     -----------------

Current Assets                                 $     211,151             $     274,525
Total Assets                                   $   3,536,082             $   1,257,126
Current Liabilities                            $   1,126,049             $     760,273
Total Liabilities                              $   1,508,865             $     805,563
Working Capital (Deficit)                      $    (914,898)            $    (485,748)
Stockholders' Equity                           $   2,027,217             $     451,563


RESULTS OF OPERATIONS

Nine months ended September 30, 1999 compared to the period from Inception, January 27, 1998 to December 31, 1998

         For the nine months ended September 30, 1999, the Company's revenue increased $775,815 or 205% compared to the period from Inception (January 27, 1998) to December 31, 1998 due to sales from its UEP/MTV Pinnacle acquisition reflective of nine months, whereas in the prior period, this division produced sales for only three months (from the date of acquisition, September 30, 1998 through December 31, 1998.) The date of inception is reported as January 27, 1998 (the incorporation date of DTR) rather than September 13, 1995 (the incorporation date of I.E.L.S.) because the consummation of the exchange agreement between DTR and I.E.L.S. was in effect a recapitalization of DTR, similar to a reverse acquisition of I.E.L.S. by DTR. Therefore, this registration statement presents the financial statements of DTR.

         Operating and other Expenses increased $324,105 or 17% from the prior period arising primarily from the increased level of operations, amortization of goodwill associated with the Company's acquisitions and the asset impairment charge of $74,000 related to property and equipment.

Liquidity and Capital Resources

         The increase in the Company's assets from $1.3 million at December 31, 1998 to $3.5 million at September 30, 1999 is due to a combination of factors that include: capital expenditures incurred for the purchase of the Company's building/headquarters and the related improvements; deferred costs associated with the acquisition of the building and the acquisition of Livecode, Inc.

         The increase in the Company's liabilities to $1,508,865 at September 30, 1999 compared to $805,563 at December 31, 1998 is primarily attributable to borrowings under mortgages payable related to the Company's office building and the increase in accounts payable and accrued expenses due to the Company's increased operations.

         The increase in stockholders' equity from $451,563 at December 31, 1998 to $2,027,217 at September 30, 1999 is due to the acquisition of Livecode, Inc. and certain financing activities throughout the period, discussed below.

         During the nine months ended September 30, 1999, the Company's operations used approximately $1.1 million of cash. In order to fund its operating losses, the Company sold 1,845,153 shares of its common stock through a Rule 504 offering and subsequent private placements raising approximately $1.2 million. Additionally, the Company executed a $50,000 promissory note with a private party in September 1999. Further, the Company converted approximately $883,871 of accounts payable, outstanding notes and fees owed for consulting services into 546,091 shares of common stock. For more detail on these activities see "ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES."

         In May 1999, the Company financed the acquisition of its office building and adjacent parking lot with a $380,000 loan from a private party and gave the lender a first mortgage on the office building and a second mortgage on the parking lot. For a description of the terms of the loan, see "ITEM 3. DESCRIPTION OF PROPERTY."

         The ability of the Company to satisfy its obligations depends in part on its ability to reach a profitable level of operations and secure both short and long-term financing for the development and expansion of its two main business divisions, Parts.com and ReallyKnow.com. The Company is currently in negotiations with financial institutions and other private lenders to provide additional funding through a combination of debt and equity financing to fund its business plan. Without short or long-term financing, the Company will attempt to sell additional shares of common stock to meet its current and future capital needs. There can be no assurance, however, that the Company will be successful in obtaining any such additional financing. Subsequent to September 30, 1999, the Company conducted private placements of its common stock and as of December 31, 1999, absent any future capital raises, we believe we have sufficient cash reserves to fund our operations through July 2000. For more detail on the subsequent private placements, see "ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES."

Year 2000 Readiness Disclosure Statements

         Many currently installed computer systems and software products are unable to distinguish between 20th century dates and 21st century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements. Our business is dependent on the operation of numerous systems that could potentially be impacted by Year 2000 related problems. Those systems include, among others:

          - hardware and software systems used by us to process transactions and deliver other services to our customers;

          - including our proprietary software systems, as well as hardware and software supplied by third parties;

          - communications networks, such as the Internet and private intranets, on which we depend to permit electronic commerce transactions by our customers;

          -    the internal systems of our customers and suppliers;

          - the hardware and software systems used internally by us in the management of our business; and

          - non-information technology systems and services used by us in our business, such as telephone systems and building systems.

         We have internally reviewed the proprietary software systems we use to process transactions and deliver other services to our customers. Although we believe that our internally developed applications and systems are designed to be Year 2000 compliant, we utilize third-party equipment and software that may not be Year 2000 compliant. Failure of third-party or currently owned equipment or software to operate properly with regard to the Year 2000 could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. To date, we have incurred $15,000 in connection with our Year 2000 compliance activities. We believe that additional expenditures to upgrade our internal systems and applications and replace non-compliant systems will not exceed $10,000 and will not be material to our business, prospects, financial condition, and results of operations. We have utilized, and intend to continue to utilize, general working capital in order to fund these activities. We have not had to defer any information technology projects as a result of these activities.

         Furthermore, the success of our efforts may depend on the success of our customers in dealing with their Year 2000 issues. Many of these organizations are not Year 2000 compliant, and the impact of widespread customer failure on our systems is difficult to determine. Customer difficulties due to Year 2000 issues could interfere with electronic commerce transactions or information, which might expose us to significant potential liability. If customer failures result in the failure of our systems, our business, prospects, financial condition, and results of operations would be materially adversely affected. Furthermore, the purchasing patterns of these customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to become Year 2000 compliant. The costs of becoming Year 2000 compliant for current or potential customers may result in reduced funds being available to purchase and implement our applications and services.

         We have implemented a Year 2000 program to assess and monitor Year 2000 issues with all of our significant customers, suppliers, and other third parties. We have appointed a single individual to head our Year 2000 program. The following significant parties, which provide us with essential or critical systems, have certified through Year 2000 compliance testing or vendor certification that such systems are Year 2000 compliant: Teligent, Inc., Sprint Corp. and BellSouth Corp.

         We have conducted a formal assessment of our Year 2000 exposure in order to determine what steps beyond those identified by our internal review may be advisable. We developed a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence and completed this plan in December 1998. Our most likely worst case Year 2000 scenario is unknown at this time. Our failure to address any unforeseen Year 2000 issue could materially adversely affect our business, prospects, financial condition, and results of operations.

         To date, we have not experienced any problems arising from the passage of January 1, 2000 and the potential that computer systems and software products could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. To date, we have not received notice of any such problems from any of our vendors.

ITEM 3.  DESCRIPTION OF PROPERTY

         We own the office building that is the Company's headquarters at 121 East First Street, Sanford, Florida 32771, which is approximately twenty miles northeast of Orlando. The building has approximately 8,000 square feet of space and is in historic downtown Sanford. We also own a 5,000 square foot parking lot located one block from our office. The lot is subject to a 9% first mortgage in favor of American Note Investments, Inc. The loan balance of $20,000 will be paid off in full in January 2004 by monthly principal and interest payments of $260 through January 2004. The office building and the lot are subject to a first mortgage and second mortgage and loan agreements in favor of Eugene W. Gramzow, Trustee for the Eugene W. Gramzow Revocable Trust. The promissory notes secured by the mortgage are for $380,000. Interest is calculated at 15% per annum and is payable at $4,750 per month, with the principal balance and any accrued but unpaid interest due and payable in full on May 31, 2016. The President of the Company has executed a conditional personal guaranty in connection with these mortgage notes.

         The office building and the lot are also subject to a third mortgage in favor of StoneStreet Investments, Inc., a Florida corporation owned by five officers and/or directors of the Company, some of whom are principal shareholders of the Company. The promissory note secured by the mortgage is in the amount of $182,000. Interest is calculated at 9-1/2% per annum. Principal and interest are amortized over 15 years, payable at $1,441 per month for the initial five months; thereafter, the monthly payment increases to $1,900 for the remainder of the term. The balance of any outstanding principal and accrued but unpaid interest is due and payable in full on July 31, 2002. However, in December 1999, the StoneStreet loan was retired by the payment to StoneStreet of 127,870 shares of common stock.

         At December 31, 1999, the carrying value of land, building and improvements has been reduced by $74,000, which amount represents the excess of the purchase price of the property over its appraisal value at the date of purchase.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth information regarding the beneficial ownership of the Company's common stock as of December 31, 1999, by the following individuals or groups:

          - Each person or entity who is known by the Company to own beneficially more than 5% of the Company's outstanding stock;

          - Each of the executive officers named in the summary compensation table;

          -    Each director of the Company; and

          -    All directors and executive officers as a group.

         Unless otherwise indicated, the address of each of the individuals listed in the table is c/o the Company, 121 East First Street, Sanford, Florida 32771. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

         Percentage ownership in the following table is based on 23,031,206 shares of common stock outstanding as of December 31, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or other conversion rights that are presently exercisable or exercisable within 60 days of December 31, 1999 are deemed to be outstanding and beneficially owned by the person holding the options, warrants or conversion rights for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

                                                     NUMBER OF SHARES            SHARES BENEFICIALLY OWNED AS A
   NAME OF BENEFICIAL OWNER                         BENEFICIALLY OWNED          PERCENTAGE OF CLASS OUTSTANDING

   Shawn D. Lucas (1)(2)                                5,454,247                            24%

   Scott A. Anderson (1)                                  604,009                             3%

   Jeffrey M. Odato (1)                                   440,913                             2%

   Michael R. Fouts (1)                                 1,560,174                             7%

   David M. Lampert (3)                                   568,008                             2%

   David McComas (1)                                    1,691,082                             7%

   Ian J. Hart                                             50,000                             *

   SML, Limited                                         1,116,500                             5%
     57 Kinkel Street
     Westbury, N.Y. 11590

   SML, Inc.                                            1,608,000                             7%
     320 Golf Brook Circle
     No. 102
     Longwood, FL 32779

   Flex Technologies, Inc. (4)                          2,294,000                            10%
     5417 Leonard Lane
     New Port Richey, FL 34652


All directors and executive officers                    13,552,187                           60%
   as a group (7 persons)

--------------------
 * Less than one percent
(1) Includes 36,667 shares of common stock issuable upon exercise of stock options.
(2) Includes 2,294,000 shares purchased by Flex Technologies, Inc. for which Shawn D. Lucas holds a proxy.
(3) Shares are held in a family trust for which Mr. Lampert and his wife are co-trustees.
(4)  Shawn D. Lucas holds a voting proxy for these shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

         Our directors and executive officers, and their ages as of December 31, 1999, are as follows:


     NAME                       AGE                          POSITION

Shawn D. Lucas                  31     Chairman, Co-Chief Executive Officer and President

Scott A. Anderson               31     Co-CEO, Chief Technology Officer, Director

Jeffrey M. Odato                43     National Sales Manager, Director

Michael R. Fouts                42     Director of Business Affairs, Director

David McComas                   30     Strategic Business Development, Director

David Lampert                   32     Senior Vice President of Software Development, Director

Ian Hart                        35     Chief Financial Officer



BACKGROUND INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

         Shawn D. Lucas has served as the Chairman, Co-Chief Executive Officer of the Company since September 1998. He co-founded the original entity, Direct Touch Research, Inc., Sanford, Florida, in January 1998 and has also been the Company's President since June 1999. Prior to co-founding the Company, Mr. Lucas was the Vice President of Media for MTV/Pinnacle Advertising Group, Inc., Sanford, Florida from January 1997 to September 1998. MTV Pinnacle Advertising Group provided advertising services primarily to automobile dealerships. From January 1996 to January 1997, Mr. Lucas was the Vice President of Media for Defalco Advertising, Inc., Heathrow, Florida. From April 1992 to January 1996, he was Vice President of Media for DeFalco West Advertising, Inc., Los Angeles, California. Both DeFalco companies are automotive marketing and advertising companies. From October 1990 to April 1992, Mr. Lucas worked for DeFalco Advertising, Inc., Heathrow, Florida. Prior to that time, Mr. Lucas worked for John Lucas Chevrolet in Oregon. Mr. Lucas is a shareholder, officer and director of StoneStreet Investments, Inc. Sanford, Florida, a real estate investment company.

         Scott A. Anderson has served as Co-Chief Executive Officer and Chief Technology Officer of the Company since September 1998. He co-founded the original entity, Direct Touch Research, Inc. in January 1998. From January 1996 through September 30, 1998, he was President of United Equity Partners, Inc., Sanford, Florida, an Internet technology and work flow solutions company. From May 1995 through January 1997, he was the MIS Director for DeFalco Advertising, Inc., Heathrow, Florida. Mr. Anderson is a shareholder, officer and director of StoneStreet Investments, Inc.

         Jeffrey M. Odato has been a director of the Company and the National Sales Manager Sales since September 1998. Mr. Odato was Executive Vice President of Sales and Marketing for the Company from September 1998 to November 1999. Prior to joining the Company, he was the President of MTV Pinnacle Advertising Group, Inc., Sanford, Florida, from January 1997 to September 1998. He served as the President of DeFalco Advertising, Inc., Heathrow, Florida, from October 1993 to January 1997. Mr. Odato is a shareholder, officer and director of StoneStreet Investments, Inc.

         Michael R. Fouts has been a director of the Company since September 1998 and has served as our Director of Business Affairs since November 1999. From September 1998 to November 1999, Mr. Fouts was Senior Executive Vice President of Business Affairs and Human Resources for the Company. Mr. Fouts was the Chief Executive Officer of MTV Pinnacle Advertising Group, Inc., Sanford, Florida, from January 1997 to September 1998. Prior to that time, he was Chief

Operating Officer of a DeFalco Advertising, Inc., Heathrow, Florida from February 1992 through December 1996. Mr. Fouts is a shareholder, director and officer of StoneStreet Investments, Inc.

         David McComas was a co-founder of Direct Touch Research, Inc. and has been a director of the Company since September 1998 and serves as our executive in charge of Strategic Business Development. From September 1998 through May 1999 he served as the President of the Company. From April 1993 to September 1998, he was Senior Vice President, Sales and Marketing for Sub-Solutions, Inc. of Clearwater, Florida an operator of Subway franchises. Mr. McComas also operates four Subway franchises which he has owned since 1989. Mr. McComas is a shareholder, officer and director of StoneStreet Investments, Inc.

         David M. Lampert has been a director of the Company and the Senior Vice President of Software Development since April 1999. From October 1998 to April 1999, Mr. Lampert served as President of Livecode, Inc., Altamonte Springs, Florida, an internet and workflow solutions company. Prior to that, he was employed as a Senior Programmer/Analyst for Computer Sciences Corporation (CSC) Financial Services Group, Winter Park, Florida, from October 1996 to October 1998. CSC is a computer consulting company. From 1985 to October 1996, Mr. Lampert was Director of Development and Webmaster for Techware Corporation, Orlando, Florida, which designed and created educational software and web sites. Mr. Lampert is the brother of Daniel Lampert, an employee of the Company.

         Ian Hart joined the Company in October 1999 as our Chief Financial Officer. From October 1998 to September 1999, he served as Chief Financial Officer of Sims Communications, Inc., Irvine, California, a healthcare related transaction processing company. Prior to that, he was Chief Financial Officer for Data Systems West, Los Angeles, California, from April 1998 through October 1998. Data Systems West is a network integrator of information solutions for businesses. From December 1996 to April 1998, he was Chief Financial Officer for D2 Electrical Contracting, Inc, Corona, California, an industrial electrical subcontractor. From October 1994 to November 1997, Mr. Hart worked as a financial consultant with Merrill Lynch, Pasadena, California. From 1992 to October 1995, he was Vice President of Secondary Marketing for Fallbrook Mortgage Corporation of Woodland Hills, California, a mortgage banker. From 1986 to 1992, he worked as a CPA in public practice with a local accounting firm and Ernst & Whinney, Century City, California.

All of the Company's officers and directors devote substantially all of their time to the Company's business.


SIGNIFICANT EMPLOYEES

         The following individuals, although not executive officers of the Company, are significant employees for purposes of disclosure under the Commission's rules.

         Jon F. Palazzo, 31, joined the Company in October 1999 as its Vice President of Aftermarket Operations and generally has responsibility for the operation of the aftermarket parts operations of the parts.com division, sales and marketing in aftermarket parts and establishing strategic alliances with suppliers with respect to aftermarket parts. Prior to joining the Company, Mr. Palazzo was National Sales Manager for Management Information Systems, Group, Inc. ("MISG") (a division of Motor and Equipment Manufacturers Association), Research Triangle Park, North Carolina from July 1998 to October 1999, responsible for new business in the automotive vertical market. MISG develops and manages e-commerce programs for members of trade associations and industry communities. From August 1995 to July 1998, he was an International Trade Specialist with E. Boyd & Associates, Inc., Raleigh, North Carolina, responsible for contract negotiations for the sale of commodity items from North and Central America to world markets. E. Boyd & Associates is an international trade and distribution company. From 1990 to August, 1995, he was International Product Manager for the Worldwide Aftermarket Operations, Southfield, Michigan, a division of Federal-Mogul Corporation, an automotive parts manufacturer.

Daniel M. Lampert, 35, joined the Company in April 1999 when the Company acquired the assets and business of LiveCode, Inc., a company in which Mr. Lampert was a shareholder. At that time, Mr. Lampert was appointed the Company's Manager/Director of Quality Assurance. In July 1999, he became the Company's Director of Operations. From July 1998 to April 1999, Mr. Lampert was a shareholder and employee of LiveCode, Inc., Orlando, Florida, serving as a Director from July 1998 to October 1998 and its Chief Operating Officer from October 1998 to April 1999. From February 1998 to the present, he has served as the sole owner and principal of his company, Daniel Lampert Communications Corporation, Orlando, Florida, a company that performed web and business services. From November 1983 to the present, Mr. Lampert has served as the sole owner and principal of Techware Corporation, Orlando, Florida, a company that designed and created educational software and web sites. Mr. Lampert is the brother of David Lampert, a director of the Company.


BOARD OF DIRECTORS AND COMMITTEES

         Our bylaws provide that our board of directors may select the number of directors that comprise the board. Directors are elected at the annual meeting and serve for a one-year term until their successors are elected and qualified. The board of directors currently consists of six members and we anticipate expanding the size of the board of directors to include independent directors.

         The Company has no compensation committee. The board of directors currently makes all compensation decisions. The Company anticipates forming and implementing a compensation committee and an audit committee during 2000.


DIRECTOR COMPENSATION FOR ATTENDANCE AT MEETINGS

         During 1998 and 1999, the Company paid its employee-directors $7,500 for their service as directors, but ceased paying those fees as of April, 1999. The Company has no plan of reinstating director fees in the future. Although the Company has not effected a compensation program for non-employee directors, the Company intends to have its non-employee directors participate in its stock option plan. All directors will be reimbursed for their expenses in attending board and committee meetings.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth compensation paid by the Company for services by our co-Chief Executive Officers and other most highly compensated individuals who were serving as executive officers at the end of the fiscal year or who had served as executive officers ("Named Executive Officers") for the fiscal years ended December 31, 1999 and 1998.


                           SUMMARY COMPENSATION TABLE

                                                                                       Long-Term
                                                         Annual Compensation(1)       Compensation
                                                       ---------------------------    ------------
                                                                                       Securities
                                             Fiscal                                    Underlying       All Other
Name and Principal Position                   Year        Salary         Bonus           Options       Compensation
-----------------------------------------    ------    ------------  -------------    -----------      ------------
Shawn D. Lucas                                1999     $ 121,875(2)  $   96,875(4)     110,000(5)      $11,566(6)
  President, Chairman Co-CEO                  1998     $  33,394     $      -0-            -0-         $   -0-

Scott A. Anderson                             1999     $ 113,908(2)  $   96,875(4)     110,000(5)      $14,732(6)
  Co-CEO and Chief Technology Officer         1998     $  31,950     $      -0-            -0-         $   -0-

Michael R. Fouts                              1999     $ 113,908(2)  $  145,313(4)     110,000(5)      $   -0-
  Director of Business Affairs                1998     $  29,550     $      -0-            -0-         $   -0-

David Lampert                                 1999     $  59,252(3)  $  175,000(4)                     $   -0-
  Sr. Vice President, Software Development    1998     $     -0-            -0-                        $   -0-

David McComas                                 1999     $ 113,908(2)  $   96,875(4)     110,000(5)      $   -0-
  Director of Business Development            1998     $  18,990     $      -0-            -0-         $   -0-

Jeffrey M. Odato                              1999     $ 113,908(2)  $   96,875(4)     110,000(5)      $ 4,667(6)
  National Sales Manager                      1998        31,950     $      -0-            -0-         $   -0-


--------------
(1) The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officers. The aggregate amount of such compensation for the Named Executive Officers is less than 10% of the total annual salary and bonus.

(2) Includes $5,508 of salary for the period August 30, 1999 to October 22, 1999 paid in 3,672 shares of restricted common stock. The closing price of a share of common stock on November 30, 1999, the date of payment, was $5.00 per share.

(3) Includes $18,252 of salary for the period June 1, 1999 to November 30, 1999 paid in 36,504 shares of restricted common stock. The closing price of a share of common stock on November 29, 1999, the date of payment, was $4.75 per share.

(4) Bonus paid in an aggregate of 375,000 shares of restricted stock to these officers. The closing price of a share of common stock on the dates of grant ranged from $1.1875 to $1.9375 per share.

                                                                                     Closing Price of a
Name                                  Bonus Shares              Date of Grant        Share on Grant Date
----                                  ------------              -------------        -------------------
Shawn D. Lucas                           50,000                   11/11/99                 $1.9375
Scott A. Anderson                        50,000                   11/11/99                 $1.9375
David McComas                            50,000                   11/11/99                 $1.9375
Jeffrey M. Odato                         50,000                   11/11/99                 $1.9375
Michael R. Fouts                         75,000                   11/11/99                 $1.9375
David Lampert                            75,000                   11/11/99                 $1.9375
David Lampert                            25,000                   10/21/99                 $1.1875

(5) Represents the number of shares of common stock subject to options on February 12, 1999, the date of grant. The closing price of a share of common stock on the date of grant was $3.50. See "-- Stock Option Grants."

(6)  Represents sales commissions paid.

STOCK OPTION GRANTS

         The following table sets forth information concerning individual grants of options to purchase Common Stock made to the Named Executive Officers during 1999.

                 ----------------------------------------------------------------------
                                                                              Potential Realizable
                                                                                   Value at
                                                                              Assumed Annual Rates
                                                                                      of
                              Number of  Percent of                               Stock Price
                             Securities    Total       Exercise                 Appreciation for
                             Underlying   Options         or                     Option Term(1)
                                Options  Granted to   Base Price  Expiration  ----------------------
Name                            Granted  Employees    ($/Share)      Date       5%($)       10%($)
---------------------------  ----------  ----------   ----------  ----------  ----------  ----------
Shawn D. Lucas                110,000(2)     16%         $3.00     2/12/09    $537,535    $855,935

Scott A. Anderson             110,000(2)     16%         $3.00     2/12/09    $537,535    $855,935

Michael R. Fouts              110,000(2)     16%         $3.00     2/12/09    $537,535    $855,935

David Lampert                    -0-         -0-          -0-        -0-           -0-         -0-

David McComas                 110,000(2)     16%         $3.00     2/12/09    $537,535    $855,935

Jeffrey M. Odato              110,000(2)     16%         $3.00     2/12/09    $537,535    $855,935

---------------

(1) In accordance with the rules of the Commission, the potential realizable values for such options shown in the table are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumed rates of appreciation do not represent the Company's estimate or projection of the appreciation of shares of Common Stock of the Company.

(2) Options were granted on February 12, 1999 and vest in thirds over three years commencing October 1, 1999.

         No options were exercised during fiscal 1999.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL AGREEMENTS

         We entered into employment agreements (as amended) with the following executives:


Officer                       Term              Salary            Position
-------                       ----              ------            --------
Shawn D. Lucas         Oct. 1998-Oct. 2001      $72,000     Co-CEO, President
Scott A. Anderson      Oct. 1998-Oct. 2001      $72,000     Co-CEO, Chief Technology Officer
Jeffrey M. Odato       Oct. 1998-Oct. 2001      $72,000     National Sales Manager
Michael R. Fouts       Oct. 1998-Oct. 2001      $72,000     Director of Business Affairs
David McComas          Oct. 1998-Oct. 2001      $72,000     Strategic Business Development
David Lampert          Apr. 1999-Apr. 2002      $72,000     Senior Vice President of Software
                                                            Development

         All provisions contained in the employment agreements for the above-named executives are identical. Under each agreement, the executive is required to devote at least 40 hours per week to the Company. The executive is entitled to participate in all employee benefit programs available to Company employees generally, including participation in health care and disability plans, stock option plans and any retirement plan. The original term of the agreements is three years; however, on each anniversary of the commencement date, the term is automatically extended for an additional year. The agreements provide for discretionary performance bonuses as determined by the board of directors.

         The Company may terminate the executives' employment for cause or without cause at any time, subject to the approval of a majority of the board of directors. If the Company terminates the executive without cause he is paid for his then existing annual base salary for a period of three years, payable weekly or in accordance with our payroll practices at the time. An additional six months of insurance coverage is provided for them under the Company's medical and disability plans. Upon termination of employment without cause, the executives will be released from the non-competition provisions of their employment agreements, but the non-disclosure and provisions relating to proprietary information will remain in effect.

         The executives may terminate their employment at any time upon 90 days' written notice to the Company, except in the event of a change of control, when 10 days' notice is required. The agreements contain nonsolicitation and noncompetition provisions that are intended to survive the termination of employment for a period of two years.

         In addition, in April 1999, the Company entered into an employment agreement (as amended) with Daniel Lampert. He serves as our Director of Operations and receives an annual salary of $72,000. The agreement expires in April, 2002; however, on each anniversary date, the term automatically extends for an additional year. The Company may terminate Mr. Lampert's employment for cause or without cause at any time, subject to the approval of a majority of the board of directors. If the Company terminates Mr. Lampert without cause, he is to be paid for his then existing annual base salary for a period of three years, payable in accordance with our standard payroll practices. An additional six months of insurance coverage is also to be provided for him under the Company's medical and disability plans. Upon termination of employment without cause, Mr. Lampert will be released from the non-competition provisions of his employment agreement, but the non-disclosure and provisions relating to proprietary information will remain in effect. Mr. Lampert may terminate his employment at any time upon 90 days' written notice to the Company, except in the event of a change of control, when 10 days' notice is required. The agreement contains nonsolicitation and noncompetition provisions that are intended to survive the termination of employment for a period of two years. The agreement also requires Mr. Lampert to devote at least 40 hours per week to the Company.

         Also, in August 1999, the Company entered into an employment agreement with Ian Hart. He serves as the Chief Financial Officer and receives an annual salary of $100,000. The agreement expires on December 31, 2000, subject to renewal for successive one year terms, and unless otherwise terminated under the agreement. Under his agreement, Mr. Hart received stock options pursuant to our 1998 Stock Option Plan to purchase an aggregate of 120,000 shares of common stock at an exercise price of $1.75 per share. These stock options vest over 18 months. Mr. Hart was also granted 10,000 shares of restricted common stock to be forfeited should he voluntarily terminate his employment prior to April 4, 2000 or should we discharge him for cause prior to April 4, 2000. If the Company terminates Mr. Hart's employment without cause, he will continue to be paid his base salary and be provided health insurance benefits (and life insurance benefits, if any) for the greater of the remaining term of the agreement or eight months. Mr. Hart may terminate the agreement upon 90 days' prior notice to us. The agreement contains nonsolicitation and noncompetition provisions that survive termination of his employment for two years.

STOCK OPTION PLAN

         The Company's stock option plan currently authorizes the award of 1,650,000 shares of common stock in the form of stock options. As of October 1, 1999, stock options to purchase 670,000 shares of common stock were outstanding under the plan. Accordingly, 980,000 shares of common stock are available for future awards under the plan. The plan is designed as a means to retain and motivate qualified and competent persons who provide services to the Company and its subsidiaries, if any.

         All employees of the Company are eligible to be granted awards under the plan, as are directors, consultants and independent contractors of the Company or its subsidiaries. Awards under the plan are made by the board of directors, or if instituted by the board of directors, by the compensation committee, in its sole discretion, from among those eligible. In granting options, the compensation committee (when created) will considers current levels of compensation, the need to provide incentives to particular employees, past performance, comparison to employees at comparable companies and the Company's overall performance.

         The plan is currently administered by the board of directors. The board makes all decisions or determinations by either a majority vote of its members at a meeting or by the unanimous written approval of its members. The board may adopt, alter or repeal any administrative rules, guidelines and practices for carrying out the purposes of the plan. The board has the right to determine, among other things, the persons to whom awards are granted, the terms and conditions of any awards granted, the number of shares of common stock covered by the awards, the exercise price of options and the term thereof.

         If there is a change in the common stock due to a stock dividend or recapitalization, the plan provides for appropriate adjustment in the number of shares available for grant under the plan and the number of shares and the exercise price per share under any option then outstanding under the plan, so that the same percentage of the Company's issued and outstanding shares shall remain subject to being optioned under the plan or subject to purchase at the same aggregate exercise price under any such outstanding option, as applicable. Unless otherwise provided in any option, the committee may change the option price and/or number of shares under any outstanding option when, in its discretion, such adjustment becomes appropriate so as to preserve but not increase benefits under the plan. The aggregate number of shares subject to options granted to any one optionee under the Plan may not exceed 660,000, subject to adjustment as described above. However, no incentive stock options (as defined in Section 422 of the Internal Revenue Code) may be granted to a person who is not also an employee of the Company.

         The plan provides for the granting of both incentive stock options and nonqualified stock options. Options may generally be granted under the plan on such terms and at such prices as determined by the committee, except that the per share exercise price of any incentive stock options cannot be less than the fair market value of a share of the common stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may become exercisable after the expiration of ten years from the date of grant. The committee may accelerate the exercisabilty or vesting of any option or shares previously acquired by the exercise of any options, and, in the event of a change in control, unless otherwise provided in the option, each outstanding option will become immediately fully exercisable. Incentive stock options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries must have an exercise price of at least 110% of the fair market value of the Common stock subject to such option on the date of grant and a term of no more than five years. Incentive stock options granted under the plan are not transferable other than by will or by the laws of descent and distribution. Nonqualified stock options are also not transferable unless the prior written consent of the committee is obtained and such transfer does not violate Rule 16b-3 under the Securities Exchange Act of 1934.

         The committee may permit the option price to be paid by cash, certified or official bank check, personal check if accepted by the committee, money order, shares of common stock that have been held for at least 6 months (or such other shares as the Company determines will not cause the Company to recognize for financial accounting purposes, a charge for compensation expense), withholding of shares of common stock, any cashless exercise procedure approved by the committee, other consideration deemed appropriate by the committee, or a combination of the above. The plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at the prime rate of the Company's principal lender, (iii) be secured by the shares of Common Stock purchased, and (iv) contain such other terms as the committee in its sole discretion shall reasonably require. The committee has the authority to amend or terminate the plan or any options, provided that no such action may substantially impair the rights or benefits of the holder of any outstanding option without the consent of such holder, and provided further that certain amendments to the plan are subject to shareholder approval.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In September 1998, I.E.L.S., Inc., a Nevada corporation with no material operations, completed an exchange agreement with Direct Touch Research, Inc. a Florida corporation with no material operations, pursuant to which all shares of DTR common stock were exchanged for 5,542,000 shares of I.E.L.S. common stock. Three of the original shareholders and promoters of I.E.L.S. agreed to have 1,610,000 shares of their stock redeemed by I.E.L.S. for an aggregate consideration of $1,610.00. At the time of the completion of the share exchange, the prior shareholders and promoters of DTR held 5,542,000 shares and the I.E.L.S. shareholders held 4,200,000 shares (prior to redemption and cancellation of the 1,610,000 referenced above). As a result, DTR became a wholly owned subsidiary of I.E.L.S. and I.E.L.S. changed its name to the Company. A total of 987,000 additional shares were issued to the following persons for related consulting services: Consolidated Capital Group, Inc. (300,000 shares); Roger Tichenor (300,000 shares); Pow Wow, Inc. (300,000 shares) and Douglas Hackett (87,000 shares). The Company subsequently dissolved DTR in August 1999.

         In September 1998, the Company acquired all of the business, assets and liabilities of United Equity Partners, Inc., a Florida corporation, for 150,000 shares of the Company common stock. UEP, a company owned by Scott A. Anderson and Michael R. Fouts, provided website design and maintenance services for businesses. The assets acquired consisted primarily of computer equipment, accounts receivable and maintenance contracts. The Company also assumed trade payables of approximately $90,000. UEP was subsequently dissolved in August 1999.

         In September 1998, the Company acquired all of the business, assets and liabilities of MTV/Pinnacle Advertising Group, Inc., a Florida corporation ("Pinnacle"), for 582,000 shares of the Company common stock. Pinnacle, a company owned by Jeffrey M. Odato and Michael R. Fouts, provided advertising services primarily to automobile dealerships. The assets acquired consisted primarily of accounts, receivables, computer and office equipment. The Company also assumed trade payables of approximately $469,000.

         In September 1998, the Company retired a $40,000 obligation owed to Michael Fouts, an officer, director and shareholder of the Company, by issuing him 40,000 shares of the Company's Common Stock.

         In September 1998, the Company issued 400,000 shares of common stock to Select Media, Inc., a beneficial owner of over 5% of the Company's issued and outstanding common stock, pursuant to the terms of a consulting agreement entered into with Select Media, Inc.

         In May 1999, the Company acquired all of the assets and business operations and assumed all of the outstanding liabilities of LiveCode, Inc. ("LiveCode") a Florida corporation in exchange for 600,000 shares of the Company's common stock and a six-month non-interest bearing $20,000 promissory note in favor of the stockholders of LiveCode. The Company, whose President was David Lampert, provides software solutions and other computer-related services to various industries. Effective September 30, 1999, the $20,000 note was repaid by the issuance of 40,000 shares of the Company common stock.

         On October 21, 1999, the Company acquired all of the outstanding common stock of FlexRadio, Inc., ("FlexRadio") for 6,200,000 shares of the Company common stock, a transaction valued at $6,417,000. The 6,200,000 shares of stock were issued to FlexRadio's stockholders according to their respective ownership percentages-Flex Technologies, Inc. (a Florida corporation owned by Walter Anderson, father of the Company Co-CEO and Chief Technology Officer Scott Anderson-2,294,000 shares), Shawn Lucas (our co-CEO and President-1,922,000 shares), Official Sports Management, Inc. (a Florida corporation owned by Ross Reback-496,000 shares) and Select Media, Inc. (a Florida corporation owned by George DeMakos-1,488,000 shares). Under the terms of the acquisition, the Company obtained the rights to FlexRadio's provisional patent application for a radio frequency detection and reporting device. FlexRadio technology will enable radio stations to track program and advertising effectiveness in a real time format. The Company will combine FlexRadio's technology with its ReallyKnow.com's Miratouch division's web-enabled real time market research business, thus expanding the reach of real time data gathering for businesses.

         In May 1999, the Company purchased the office building that is its headquarters and a future parking facility for $562,000. The sellers of the property were Karl and Helen Stairs and StoneStreet Investments, Inc., a Florida corporation ("StoneStreet"), owned by Messrs. Lucas, Fouts, Odato, Anderson and McComas, each of whom is a director and shareholder of the Company. The purchase was financed with secured loans totaling $380,000 from an unrelated party, Eugene E. Gramzow, Trustee for the Eugene W. Gramzow Revocable Trust (the "Gramzow Loan") and an unsecured loan in the amount of

$182,000 in favor of StoneStreet Investments, Inc. $432,000 of the loans were used to purchase the property and the remaining loan proceeds were used to complete approximately $160,000 worth of improvements to the property and the building. The Gramzow Loan is secured by the following: (i) a first mortgage against the Company's headquarters and second mortgage against the parking lot;
(ii) a conditional personal guaranty by Shawn D. Lucas; and (ii) a pledge of a total of 100,000 shares of the Company common stock by Scott A. Anderson, Michael R. Fouts, Jeffrey M. Odato and David McComas (each of whom pledged 25,000 shares). The loan from StoneStreet is secured by a second mortgage on the Company's headquarters and a third mortgage on the parking lot. For a description of the terms of the loans, see Item 3 "DESCRIPTION OF PROPERTY." However, in December 1999, the StoneStreet loan was retired by the payment to StoneStreet of 127,870 shares of common stock.

         In February 1999, the board of directors granted a 10-year non-qualified stock option under the Company's stock option plan, to each of Shawn D. Lucas, David McComas, Scott A. Anderson, Jeffrey M. Odato and Michael
R. Fouts. Each option is exercisable for 110,000 shares at an exercise price of $3.00 per share commencing October 1, 1999 as to one-third, October 1, 2000 as to one-third, and October 1, 2001 for the balance of one-third. The options are subject to termination under certain circumstances and the exercise dates are subject to acceleration upon a change of control (as defined in the Company's stock option plan).

         Effective September 30, 1999, the Company repaid $85,546 worth of debt to its principal shareholders, directors and/or officers with the issuance of 171,091 shares of common stock. Messrs. Anderson, McComas, Odato and Fouts received 55,763; 2,836; 17,065 and 95,427 shares respectively.

         On October 21, 1999, the Company acquired all of the outstanding common stock of FlexRadio, Inc., ("FlexRadio") for 6,200,000 shares of the Company common stock, a transaction valued at $6,417,000. The 6,200,000 shares of stock were issued to FlexRadio's owners - Flex Technologies, Inc., Shawn Lucas, Official Sports Management, Inc. and Select Media, Inc.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

         The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms of the capital stock contained in our amended and restated articles of incorporation and amended and restated bylaws.

         The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, 23,031,206 shares of which are issued and outstanding at December 31, 1999. The outstanding shares of Common Stock are fully paid and non-assessable. The Company is further authorized to issue up to 10,000,000 shares of "blank check preferred stock," par value $.001 per share, none of which are issued and outstanding as of the date hereof.

COMMON STOCK

         The holders of common stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. Current holders of the Company's common stock will have majority voting control. As a result, such persons will be in the position to effectively control the affairs of the Company.

         Upon any liquidation, dissolution or winding-up of the Company, the assets of the Company, after the payment of company debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock which may then be outstanding, if at all, will be distributed pro-rata to the holders of the common stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

         Holders of the Company's common stock are entitled to receive such dividends as the board of directors may from time to time declare to be paid in accordance with Nevada law and if the Company has sufficient surplus or net earnings. The Company has never paid cash dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

         The Company may issue additional shares of its common stock in the future for such valid corporate purposes, as management may determine, in its sole discretion, which could then cause dilution to the Company's then common stockholders.

PREFERRED STOCK

         Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 10,000,000 shares of preferred stock. No shares of preferred stock are outstanding. The board of directors may, without stockholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

REGISTRATION RIGHTS

         Holders of 1,410,000 shares of common stock have piggyback registration rights entitling them to include those shares in a registration statement filed by the Company for an offering of its shares. The Company is obligated to pay the costs of such registration, but the holders of the common stock that is registered are responsible for the payment of their own selling commissions, broker fees and fees of their own legal counsel. Those registration rights expire in 2002.

         The holders of stock options for 550,000 shares of the Company's common stock have piggyback registration rights entitling them to include shares underlying their options in a registration statement filed by the Company for an offering of its shares. The Company is obligated to pay the costs of such registration, but the holders of the common stock that is registered are responsible for the payment of their own selling commissions, broker fees and fees of their own legal counsel. Those registration rights expire in 2009.

         Registration of shares of common stock pursuant to the exercise of demand, piggyback registration rights under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

CERTAIN PROVISIONS OF NEVADA LAW AND OUR CORPORATE GOVERNANCE DOCUMENTS

         Certain provisions of Nevada law and the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation") and the Company's Amended and Restated Bylaws ("Bylaws"), may deter or frustrate a takeover attempt of the Company that a stockholder might consider in its best interest.

         CERTAIN BUSINESS COMBINATIONS. Once the Company becomes subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, the Company will be subject to the "affiliated transactions" provisions of the Nevada Revised Statutes. These provisions require, subject to certain exceptions, that certain business combinations and corporate transactions with beneficial owners of more than 10 percent of a corporation's voting stock, or any entity or individual controlled by such owner (an "interested stockholder") be approved (i) by a majority of the board of directors or (ii) by the holders of a majority of the voting shares other than those beneficially owned by an "interested stockholder." These provisions to not apply to any combination of a resident domestic corporation whose current articles of incorporation expressly state that the corporation is not to be governed by these provisions. Our Articles of Incorporation currently do not contain such an exclusionary provision.

         ACQUISITION OF A CONTROLLING INTEREST. Under Nevada law, voting rights must be conferred on "control shares" acquired in specified control share acquisitions, generally only to the extent conferred by resolution approval by the stockholders, excluding the shares acquired in a control share acquisition. Shares are acquired in a control share acquisition when a person acquires a "controlling interest" in a corporation. A "controlling interest" is defined as the ownership of shares that, except for the application of the statute, would have voting power that, when added to all other shares that the acquirer owns or has the power to vote, would give the acquirer (directly, indirectly, alone, or in association with others) voting power in excess of certain statutory parameters. Nevada's "control shares" statute apply to a Nevada corporation having 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and which does business in Nevada directly or through an affiliated corporation. If a corporation's articles of incorporation or bylaws provide that the "control shares" statutes do not apply, then those provisions are not applicable. Our Articles of Incorporation and Bylaws, however, currently do not contain such an exclusionary provision.

         SPECIAL MEETINGS OF STOCKHOLDERS. The Company's Bylaws provide that any special meeting of stockholders may be called only by the Chairman of the Board, the President or upon the affirmative note of at least a majority of the members of the Board of Directors, or upon the written demand of the holders of not less than 25% of the votes entitled to be cast at a special meeting.

         ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Company's Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely with respect to an annual meeting, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting for the pervious year's annual meeting. However, if no annual meeting was held in the previous year or the date of the annual meeting has been changed to be more than 30 calendar days earlier than the date contemplated by the previous year's notice of annual meeting, such notice by the stockholder must be delivered or received not later than the close of business on the fifth day following the date on which notice of the date of the annual meeting is given to stockholders or made public, whichever first occurs. To be timely with respect to a special meeting, a stockholder's notice must be delivered to or mailed and received at the principal office of the Company not later than the close of business on the fifth day following the date on which notice of a special meeting is given to stockholders or the public, whichever occurs first. The Company's Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

         CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK. Under the Articles of Incorporation, the Company is authorized to issue additional common stock and up to 10,000,000 shares of preferred stock in one or more series, having terms fixed by the board of directors without stockholder approval, including voting, dividend or liquidation rights that could be greater than or senior to the rights of holders of common stock. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management. Issuance of shares of common stock or preferred stock could also be used as an anti-takeover device.

         These provisions of our Articles of Incorporation and Bylaws are intended to: enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors; reduce the vulnerability of the Company to an unsolicited acquisition proposal; discourage certain types of transactions that may involve an actual or threatened change of control of the Company; and discourage certain tactics that may be used in proxy fights.

         These provisions, however, could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock is Alpha Tech Stock Transfer of Salt Lake City, Utah.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The shares of common stock of the Company are traded on the Over-The-Counter Electronic Bulletin Board under the symbol "MIRM." The following table sets forth for the periods indicated the high and low bid prices of our common stock, as obtained from Nasdaq Trading & Marketing Services. The quotations reflect prices between dealers in securities, without retail mark-up, markdown or commission, and may not represent actual transactions.

                                                  HIGH            LOW
                                                  ----            ---
                    Fiscal Year Ended:
                    -----------------

                    December 31, 1999
                      Fourth Quarter (1)         $20.00          $ 1.03
                      Third Quarter--              2.19            1.06
                      Second Quarter--             3.81            1.31
                      First Quarter--              6.37            2.19

                    Fiscal Year Ended:
                    -----------------
                    December 31, 1998
                      Fourth Quarter               8.53            2.00
                      Third Quarter(2)             2.50            2.50

--------------------
(1) The rise in the Company's stock price during this quarter occurred after November 23, 1999, the filing date of this registration statement. The Company does not know of any reason for the price fluctuations during the periods other than the Company was transformed from a shell company (as I.E.L.S., Inc.) into a viable business through the formation of a business plan, the acquisition of businesses, the acquisition and development of technology, the hiring of employees, and media exposure from the interview of the Company's President on the CNBC television network.

(2) Nasdaq Trading & Marketing services did not have price information prior to September 1998.

         On January 26, 2000, the most recent practicable date prior to the filing of this amended registration statement, the closing bid price per share of our common stock was $22.75.

         As of December 31, 1999 there were approximately 200 record holders of the Company common stock; however, there were approximately 3,800 beneficial owners.

         The Company has never paid a dividend on its common stock, and does not intend to pay dividends on its common stock in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any legal proceedings, as such, and the Company has no knowledge of any actions, suits, orders, investigations or claims pending or threatened against or affecting the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There exists no disagreement between the Company and its accountants on any matter of accounting principles or practice or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On September 10, 1998, the Company issued a total of 5,542,000 shares of common stock to Shawn Lucas, Scott Anderson and David McComas, the three shareholders of Direct Touch Research, Inc. ("DTR"), pursuant to a share exchange agreement under which the Company received all of the issued and outstanding shares of DTR. The Company also issued a total of 987,000 shares of common stock to four investors as a finder's fee in connection with the share exchange between the Company and DTR. The issuance of the shares was made in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act of 1933"). Each investor was provided information about the Company or had access to such information, and each investor was provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed their investment intent, and the certificates for the securities bear a legend accordingly.

         On September 30, 1998, the Company issued 150,000 shares of common stock to United Equity Partners, Inc., a Florida corporation ("UEP") in exchange for all of the assets, liabilities and business of UEP. Each of the two shareholders of UEP, Michael Fouts and Scott Anderson, was an officer and director of the Company and as such an accredited investor. The issuance of the shares was made in reliance on Section 4(2) of the Securities Act. UEP and each of such shareholder confirmed in writing its and his investment intent, and the certificates for the securities bear a legend accordingly.

         On September 30, 1998, the Company issued 582,000 shares of common stock to MTV Pinnacle Advertising, Inc., a Florida corporation ("Pinnacle") in exchange for all of the assets, liabilities and business of Pinnacle. Each of the two shareholders of Pinnacle, Michael Fouts and Jeffrey Odato was an officer and director of the Company and as such an accredited investor. The issuance of the shares was made in reliance on Section 4(2) of the Securities Act. Pinnacle and each of such shareholders confirmed in writing its and his investment intent, and the certificates for the securities bear a legend accordingly. Subsequent to the issuance of the shares to Pinnacle, the former shareholders of Pinnacle caused Pinnacle to distribute to three employees of Pinnacle a total of 30,000 of the shares as a bonus for their service. The three employees were provided information about the Company or had access to such information, and each employee was provided opportunities to ask questions of management concerning the information provided or made available. Each employee confirmed in writing his investment intent, and the certificates for the securities bear a legend accordingly.

         On September 30, 1998, the Company issued to Michael Fouts an executive officer and director of the Company (an accredited investor) 40,000 shares of common stock in repayment of $40,000 of liabilities owed to such officer/director by the Company. The issuance of the shares was made in reliance on Section 4(2) of the Securities Act. The purchaser confirmed in writing his investment intent, and the certificate for the securities bears a legend accordingly.

         On September 30, 1998, the Company issued to an accredited investor, Select Media, Inc., 400,000 shares of common stock for consulting services. The issuance of the Shares was made in reliance on Section 4(2) of the Securities Act. The investor confirmed in writing that he had investment intent, and the certificate for the securities bears a legend accordingly. In addition, the investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available.

         From approximately November 5, 1998 through March 23, 1999, the Company sold an aggregate of 1,421,653 shares of common stock for gross proceeds of $999,774 to 38 accredited investors and 9 non-accredited investors in an offering made in reliance on Rule 504 of Regulation D promulgated under the Securities Act. The offers and sales were made by the officers and directors of the Company without compensation for same.

         From April 23, 1999 through August 31, 1999, the Company sold an aggregate of 1,320,000 shares of unregistered common stock for gross proceeds of $660,000 to 7 accredited investors and 0 non-accredited investors. The shares were issued in reliance on Section 4(2) of the Securities Act. Each purchaser confirmed in writing that he had investment intent, and the certificates for the securities bear a legend accordingly. In addition, each investor was provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available.

         On February 4, 1999, the Company issued 10,000 shares of common stock to an accredited investor, Condor Logistics, Inc., for software design and consulting services. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On February 4, 1999, the Company issued 100,000 shares of common stock to an accredited investor, Rubik Moradian, for software design and consulting services. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On April 1, 1999, the Company issued 10,000 shares of common stock to James A. Sims, Jr. and Jeffrey W. Sims in exchange for the domain Internet domain names of "parts.com" and "parts.net." The securities were issued in reliance on Section 4(2) of the Securities Act. Each investor was provided information about the Company or had access to such information, and each investor was provided opportunities to ask questions of management concerning the information provided or made available. Each confirmed in writing his investment intent, and the certificates for the securities bear a legend accordingly.

         On May 28, 1999, the Company issued 600,000 shares of common stock to LiveCode, Inc., a Florida corporation ("LiveCode") in exchange for all of the assets, liabilities and business of LiveCode. The shares were issued in reliance upon Section 4(2) of the Securities Act. The two shareholders of LiveCode (Daniel Lampert and his spouse, and David Lampert and his spouse and as such, each couple is counted as one shareholder) were provided information about the Company or had access to such information, and they were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed his or her investment intent, and the certificates for the securities bear a legend accordingly.

         On May 4, 1999, the Company issued as an origination fee in connection with a $380,000 loan made to the Company: (i) a stock option for 20,000 shares of common stock to Eugene W. Gramzow, Trustee for the Eugene W. Gramzow Revocable Trust, (ii) a stock option for 10,000 shares to Michael Gramzow,
(iii) a
stock option for 10,000 shares to Robert Gramzow, and (iv) a stock option for 10,000 shares to Matthew Gramzow. Each option was exercisable for a total purchase price of $10.00. In May 1999 all Holders exercised their options for $10.00 and were each issued 10,000 shares resulting in a total issuance of 50,000 shares. The issuance of the options and the common stock issued upon exercise of the options were made in reliance on Section 4(2) of the Securities Act. Mr. Eugene Gramzow, an accredited investor, made investment decisions for his four sons and the trust. Mr. Eugene Gramzow was given information about the Company or had access to such information, and he was provided opportunities to ask questions of management concerning the information provided or made available. Each of Mr. Gramzow and his four sons confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On May 4, 1999, the Company issued as a broker fee in connection with the above-referenced $380,000 loan: (i) 28,000 shares of common stock to, an accredited investor, Advanced Investment Corp., an Oregon corporation and mortgage broker and a finder's fee of (ii) 12,000 shares of common stock to Patrick Seber, an accredited investor, and (iii) 20,000 shares of Common Stock to, an accredited investor, John P. Lucas, brother of our president and Co-CEO. The securities were issued in reliance on Section 4(2) of the Securities Act. Each investor was provided information about the Company or had access to such information, and each investor was provided opportunities to ask questions of management concerning the information provided or made available. Each confirmed in writing his investment intent, and the certificates for the securities bear a legend accordingly.

         On April 21, 1999, the Company issued 5,000 shares of common stock as a bonus to an employee. The securities were issued in reliance on Section 4(2) of the Securities Act. The employee was provided information about the Company or had access to such information, and the employee was provided opportunities to ask questions of management concerning the information provided or made available. He confirmed in writing his investment intent, and the certificate for the securities bears a legend accordingly.

         On April 13, 1999, the Company issued 50,000 shares of common stock to Keith Grubb for consulting services. The shares were issued in reliance upon
Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On August 9, 1999, the Company issued 20,000 shares of common stock to Mark Cristini, an accredited investor, for consulting services. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing his investment intent, and the certificate for the securities bears a legend accordingly. This investor was also issued 75,000 shares of common stock on November 23, 1999 for consulting services and 40,000 shares on November 29, 1999 as a business referral fee. The investor confirmed in writing his investment intent, and the certificates for the securities bear a legend accordingly.

         On July 15, 1999, the Company issued 20,000 shares of common stock to an accredited investor, Smart Communications, Inc., for consulting services. The securities were issued in reliance on Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificate for the securities bears a legend accordingly. This investor was also issued 40,000 shares of common stock by the Company on November 1, 1999 for consulting services. The investor confirmed in writing his investment intent, and the certificate for the securities bears a legend accordingly.

         On September 30, 1999, a total of 171,091 shares of common stock were issued to four officers and directors of the Company (each an accredited investor) in payment of a total of $85,546 of advances made by such officers and directors on behalf of the Company. The securities were issued in reliance on
Section 4(2) of the Securities Act. Each investor confirmed in writing his investment intent, and the certificates bear a legend accordingly.

         On September 30, 1999, a total of 40,000 shares of common stock were paid by the Company to the former shareholders of LiveCode in satisfaction of a $20,000 note payable to them in respect of the Company's acquisition of LiveCode. The Securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed their investment intent, and the certificates for the securities bear a legend accordingly.

         On May 10, 1999, the Company issued 20,000 shares of common stock to Visual & Co., an accredited investor, as a loan fee in connection with a loan previously made to the Company and repaid. The securities were issued in reliance on Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On October 4, 1999, the Company issued 10,000 shares of common stock Ian Hart, (the Chief Financial Officer of the Company and as such an accredited investor) in connection with an employment contract. The securities were issued in reliance on Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On October 5, 1999, the Company issued 20,000 shares of common stock to an accredited investor, Anthem Communications, for consulting services. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly. In addition, on December 1, 1999, this investor was issued 30,000 shares of common stock as consulting fees. The investor confirmed in writing its investment intent, and the certificates for the securities bear as legend accordingly.

         On October 21, 1999, the Company acquired Flex Radio, Inc. ("Flex") for 6,200,000 shares of common stock, a transaction valued at $6,417,000, which shares were issued to the four shareholders of Flex, three of whom were accredited investors. The securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed their investment intent, and the certificates for the securities bear a legend accordingly.

         On October 22, 1999, the Company issued 25,000 shares of common stock to Todd Hilditch, an accredited investor, in respect of a consulting services. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On October 25, 1999, the Company sold to Ian Hart, an executive officer of the Company and as such an accredited investor, and Jon F. Palazzo, an employee of the Company, 15,000 shares of common stock and 40,000 shares of common stock, respectively, at a price of $.50 per share. The securities were issued in reliance on Section 4(2) of the Securities Act. Mr. Palazzo was provided information about the Company or had access to such information, and he was provided opportunities to ask questions of management concerning the information provided or made available. All investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On October 29, 1999, the Company issued to Don Williams, an accredited investor, 20,000 shares of common stock in satisfaction of a $10,000 account payable owed to him. Also, on November 26, 1999, the Company issued 5,000 shares of common stock to this investor in satisfaction of an account payable of $10,000. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On October 27, 1999, the Company issued 10,000 shares of common stock to Jon Palazzo, an employee of the Company, pursuant to the terms of an employment agreement. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On October 29, 1999, the Company issued 25,000 shares of common stock to an accredited investor, Summit Media Partners, Inc., for consulting services. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed in writing its investment intent, and the certificate for the securities bears a legend accordingly.

         On October 29, 1999, the Company issued to 16 employees, two of whom were accredited investors, a total of 132,000 shares of common stock as bonuses. The securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On November 3, 1999, the Company issued a total of 52,500 shares of common stock to three employees pursuant to employment agreements. The securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On November 8, 1999, the Company sold 25,000 shares of common stock at $.50 per share (for proceeds of $12,500) to two accredited investors, Select Media, Inc. and Edwards Capital Corporation. The securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On November 11, 1999, the Company issued as bonuses a total of 425,000 shares of common stock to six executive officers and/or directors of the Company (all accredited investors) and one other employee. The securities were issued in reliance on Section 4(2) of the Securities Act. The employee was provided information about the Company or had access to such information, and the employee was provided opportunities to ask questions of management concerning the information provided or made available. All investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On November 24, 1999, the Company sold 80,000 shares of common stock to an accredited investor, the Trogan Family Trust, for $.625 per share for proceeds of $50,000. The securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On November 29, 1999, the Company issued 36,504 shares of common stock to David Lampert, a director of the Company (as such, an accredited investor) in respect of $18,252 of deferred salary. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor confirmed his investment intent, and the certificates for the securities bear a legend accordingly.

         On November 30, 1999, the Company sold 780,000 shares of common stock in a private placement to 7 accredited investors for proceeds of $1,170,000 ($1.50 per share). The securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

         On November 30, 1999, the Company issued 127,870 shares of common stock to StoneStreet Investments, Inc. (a company owned by executive officers and/or directors of the Company, and as such is an accredited investor). The shares were issued to pay off outstanding principal and accrued interest of $191,806 owed on a loan and mortgage held by StoneStreet. The securities were issued in reliance on Section 4(2) of the Securities Act. The investor confirmed in writing its investment intent, and the certificates for the securities bear a legend accordingly.

         On November 30, 1999, the Company issued 10,452 shares of common stock to Daniel Lampert, an employee of the Company, in respect of $15,678 of deferred salary. The shares were issued in reliance upon Section 4(2) of the Securities Act. The investor was provided information about the Company or had access to such information, and the investor was provided opportunities to ask questions of management concerning the information provided or made available. The investor confirmed his investment intent, and the certificates for the securities bear a legend accordingly.

         On December 29, 1999 and December 31, 1999, three accredited investors converted $304,888 of outstanding principal and accrued interest owed on three convertible notes into 203,014 shares of common stock of the Company. The securities were issued in reliance on Section 4(2) of the Securities Act. The investors were provided information about the Company or had access to such information, and the investors were provided opportunities to ask questions of management concerning the information provided or made available. The investors confirmed in writing their investment intent, and the certificates for the securities bear a legend accordingly.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         ARTICLES OF INCORPORATION AND BYLAWS. Our Articles of Incorporation and Bylaws provide that directors, officers and certain other persons may be indemnified to the fullest extent authorized by Nevada law. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors or officers.

         NEVADA LAW. Subsection 1 of Section 78.7502 of the NRS empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation. We can indemnify against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

         Subsection 2 of Section 78.7502 of the NRS empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in accordance with the standard set forth above. No indemnification may be made in respect of any claim as to which such person shall have been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses.

         Subsection 3 of Section 78.7502 of the NRS further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in his defense.

         Indemnification provided for under Nevada law shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions. Finally, Nevada law empowers the corporation to purchase and maintain insurance or make other financial arrangements on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

INDEMNIFICATION AGREEMENTS

         As permitted under Nevada law, the Company has entered into indemnification agreements with its directors and its executive officers. The indemnitee under the agreement is entitled to indemnification against all expenses actually and reasonably incurred by him or on his behalf in connection with serving as a witness in any proceeding (as defined in the agreements) by virtue of his status with the Company. The agreements also provide a procedural mechanism under which the indemnitee can claim and obtain indemnification, including a procedure for the board of directors or independent counsel to determine entitlement to indemnification under specific situations. In the event the indemnitee does not receive the indemnification to which he would otherwise be entitled under the terms of the agreement, the indemnitee is entitled to seek a judicial determination. In the event an indemnitee seeks a judicial adjudication to enforce his rights under, or to recover damages for breach of, the agreement, he is entitled to recover from the Company his reasonable legal fees and other expenses in connection with the legal proceeding, subject to proration in the event the amount of the award is less than the amount of indemnification sought.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S
ITEM 1.  FINANCIAL STATEMENTS

         The financial statements filed as part of this registration statement appear beginning at page F-1 of this registration statement as follows:

                                                                                    Page
                                                                                    ----

PARTS.COM, INC. AND SUBSIDIARY
(FORMERLY MIRACOM CORPORATION)                                                      F-1

Report of Independent Certified Public Accountants                                  F-2

Consolidated Balance Sheets as of September 30, 1999                                F-3
         (Unaudited) and December 31, 1998


Consolidated Statements of Operations for the Nine Months Ended                     F-5
         September 30, 1999 (Unaudited) and for the Period From
         Inception January 27, 1998 through December 31,1998

Consolidated Statements of Stockholders' Equity for the Nine Months                 F-6
         Ended September 30, 1999 (Unaudited) and for the Period From
         Inception January 27, 1998 through December 31, 1998

Consolidated Statements of Cash Flows for the Nine Months Ended                     F-7
         September 30, 1999 (Unaudited) and for the Period From
         Inception January 27, 1998 through December 31, 1998

Notes to Consolidated Financial Statements                                         F-10



MTV PINNACLE ADVERTISING GROUP, INC. AND UNITED EQUITY PARTNERS, INC.              F-28

Report of Independent Certified Public Accountants                                 F-29

Combined Balance Sheets as of September 30, 1998 and December 31, 1997             F-30

Combined Statements of Operations and Accumulated Deficit for the                  F-32
         Nine Months Ended September 30, 1998 and the Year Ended
         December 31, 1997

Combined Statements of Cash Flows for the Nine Months Ended                        F-33
September 30, 1998 and the Year Ended December 31, 1997

Notes to Combined Financial Statements                                             F-35



LIVECODE, INC.                                                                     F-42

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                 F-43

FINANCIAL STATEMENTS

    Balance Sheets as of May 28, 1999 (Unaudited) and
       December 31, 1998                                                           F-44

    Statements of Income for the Period January 1, 1999 Through May 28, 1999
       (Unaudited) and for the Period July 7, 1998
       (Date of Inception) Through December 31, 1998                               F-45

    Statements of Stockholders' Equity for the Period January 1, 1999 Through
       May 28, 1999 (Unaudited) and for the Period July 7, 1998
       (Date of Inception) Through December 31, 1998                               F-46

    Statements of Cash Flows for the Period January 1, 1999 Through May 28,
       1999 (Unaudited) and for the Period July 7, 1998
       (Date of Inception) Through December 31, 1998                               F-47

    Notes to Financial Statements                                                  F-48



FLEXRADIO, INC.                                                                    F-51

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                 F-52

FINANCIAL STATEMENTS

    Balance Sheet as of September 30, 1999                                         F-53

    Statement of Operations for the Period March 10, 1999
       (Date of Inception) Through September 30, 1999                              F-54

    Statement of Stockholders' Deficiency for the Period March 10, 1999
       (Date of Inception) Through September 30, 1999                              F-55

    Statement of Cash Flows for the Period March 10, 1999
       (Date of Inception) Through September 30, 1999                              F-56

    Notes to Financial Statements                                                  F-57


                         PARTS.COM,INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
                         INDEX TO FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants                         F-2


Consolidated Balance Sheets as of
September 30, 1999 (Unaudited) and
December 31, 1998                                                        F-3-4

Consolidated Statements of Operations
For the Nine Months Ended September
30, 1999 (Unaudited) and For the
Period From Inception January 27,
1998, through December 31, 1998                                            F-5

Consolidated Statements of
Stockholders' Equity For the Nine
Months Ended September 30, 1999
(Unaudited) and For the Period From
Inception January 27, 1998, Through
December 31, 1998                                                          F-6

Consolidated Statements of Cash Flows
For the Nine Months Ended September
30, 1999 (Unaudited) and For the
Period From Inception January 27,
1998, Through December 31, 1998                                           F-7-9

Notes to Consolidated Financial
Statements                                                              F-10-27


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
parts.com, Inc. and Subsidiary
Sanford, Florida

We have audited the accompanying consolidated balance sheet of the parts.com, Inc. and Subsidiary (formerly Miracom Corporation and Subsidiary) as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period January 27, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of parts.com, Inc. and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the period January 27, 1998 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, during the period ended December 31, 1998, the Company has incurred a net loss of approximately $1,866,000 and had negative cash flows from operations of approximately $238,000. In addition, the Company had a deficiency in net working capital of approximately $486,000 as of December 31, 1998 and a substantial portion of its assets are intangible; the ultimate realization of which is uncertain. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statement do not include any adjustments that might result from the outcome of these uncertainties.



/s/ Moore Stephens Lovelace, P.A.
---------------------------------
Certified Public Accountants

Orlando, Florida
November 10, 1999,
  except for a portion
  of Note 1, as to which
  the date is January 5,
  2000.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
                          CONSOLIDATED BALANCE SHEETS


                                     ASSETS


                                           September 30,    December 31,
                                               1999            1998
                                           -------------    ------------
                                           (Unaudited)
CURRENT ASSETS:

    Cash                                    $   21,919      $   65,509
    Accounts receivable trade                  110,414          48,787
    Inventory                                   78,216              --
    Deferred costs and other current
         assets                                    602         160,229
                                            ----------      ----------

         Total Current Assets                  211,151         274,525
                                            ----------      ----------
PROPERTY AND EQUIPMENT, net of
    accumulated depreciation of
    $105,662 and $85,000, respectively         742,655         209,758

DEFERRED LOAN COSTS, net of
    accumulated amortization of
    $6,336 and $-0-, respectively              252,164              --

OTHER ASSETS, net of
    accumulated amortization of
    $124,451 and $-0-, respectively            260,983           2,414

EXCESS OF COST OVER FAIR VALUE
    OF NET ASSETS ACQUIRED,
    net of accumulated
    amortization of $263,649
    and $40,549, respectively                2,069,129         770,429
                                            ----------      ----------

    Total Assets                            $3,536,082      $1,257,126
                                            ==========      ==========

                             See Accompanying Notes

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
                    CONSOLIDATED BALANCE SHEETS, CONTINUED

                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                               September 30,     December 31,
                                                   1999              1998
                                               -------------     ------------
                                               (Unaudited)
CURRENT LIABILITIES:

    Accounts payable and accrued expenses      $   713,120       $   310,184
    Other current liabilities                      158,068           206,255
    Bank and other note payable                     11,820            27,000
    Convertible promissory note                     50,000                --
    Current portion of mortgages payable           182,000                --
    Current portion of capitalized leases           11,041            19,334
    Deferred revenue                                    --           197,500
                                               -----------       -----------

         Total Current Liabilities               1,126,049           760,273

LONG TERM PORTION OF BANK NOTE AND
    MORTGAGES PAYABLE                              380,000            10,788

LONG TERM PORTION OF CAPITALIZED LEASES              2,816            10,252

OTHER LIABILITIES                                       --            24,250
                                               -----------       -----------

         Total Liabilities                       1,508,865           805,563
                                               -----------       -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

    Common Stock, $.001 par value,
    50,000,000 shares authorized,
    14,178,744 and 11,187,500 shares
    issued and outstanding, respectively            14,179            11,188

    Additional paid-in capital                   5,867,387         2,323,183

    Stock subscription receivable                       --           (17,000)

    Accumulated deficit                         (3,854,349)       (1,865,808)
                                               -----------       -----------

         Total Stockholders' Equity              2,027,217           451,563
                                               -----------       -----------
         Total Liabilities and
               Stockholders' Equity            $ 3,536,082       $ 1,257,126
                                               ===========       ===========

                             See Accompanying Notes

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    Period From
                                                                     Inception
                                                  Nine            January 27,1998,
                                              Months Ended             Through
                                             September 30,          December 31,
                                                  1999                  1998
                                             -------------        ----------------
                                              (Unaudited)
NET SALES                                    $  1,153,414           $    377,599

COST OF SALES                                     876,552                302,109
                                             ------------           ------------

         GROSS PROFIT                             276,862                 75,490
                                             ------------           ------------
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                    1,640,632                354,867

AMORTIZATION                                      353,887                 40,549

DEPRECIATION                                       44,667                 14,279

STOCK BASED COMPENSATION                          107,585              1,524,150

INTEREST                                           44,632                  7,453

ASSET IMPAIRMENT CHARGES                           74,000                     --
                                             ------------           ------------

         TOTAL EXPENSES                         2,265,403              1,941,298
                                             ------------           ------------

NET LOSS                                     $ (1,988,541)          $ (1,865,808)
                                             ============           ============
BASIC AND DILUTED NET LOSS
    PER COMMON SHARE                         $       (.16)          $       (.20)
                                             ============           ============
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                     12,640,338              9,517,856
                                             ============           ============

                             See Accompanying Notes

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
   FOR THE PERIOD FROM INCEPTION JANUARY 27, 1998 THROUGH DECEMBER 31, 1998,
         AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


                                                   Common Stock            Additional      Stock
                                            --------------------------      Paid In     Subscription    Accumulated
                                               Shares         Amount        Capital      Receivable       Deficit         Total
                                            -----------    -----------    -----------   ------------    -----------    -----------
Initial capitalization,
   January 27, 1998                             675,000    $     6,750    $        --    $        --    $        --    $     6,750

I.E.L.S Transaction:
   Acquisition of existing common
   shares, net of acquisition costs
   of $7,429                                  4,200,000          4,200        (11,629)            --             --         (7,429)

   Cancellation of restricted shares         (1,610,000)        (1,610)         1,610             --             --             --

   Issuance of common stock to DTR
    stockholders                              5,542,000          5,542         (5,542)            --             --             --

   Issuance of common stock
    in payment of consulting
    services                                    987,000            987        443,163             --             --        444,150

   Receipt of DTR common stock                 (675,000)        (6,750)            --             --             --         (6,750)
                                            -----------    -----------    -----------    -----------    -----------    -----------

Balances after recapitalization               9,119,000          9,119        427,602             --             --        436,721

Issuance of common stock to
   acquire MTV and UEP                          732,000            732        328,668             --             --        329,400

Issuance of common stock, for cash
   in private placements, net of
   $-0- of offering costs                       896,500            897        447,353             --             --        448,250

Issuance of common stock
   in payment of expenses and
   satisfaction of liabilities                  440,000            440      1,119,560             --             --      1,120,000

Stock subscription receivable                        --             --             --        (17,000)            --        (17,000)

Net loss for the period                              --             --             --             --     (1,865,808)    (1,865,808)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Balances,
   December 31, 1998                         11,187,500         11,188      2,323,183        (17,000)    (1,865,808)       451,563

Issuance of common stock, for
   cash in private placements,
   net of $50,000 of common stock
   for offering costs, (Unaudited)            1,845,153          1,845      1,159,679             --             --      1,161,524

Issuance of common stock to acquire
 LiveCode, Inc., (Unaudited)                    600,000            600      1,501,200             --             --      1,501,800

Issuance of Common Stock
   for accounts payable, conversion
   of notes payable and services,
   (Unaudited)                                  546,091            546        883,325             --             --        883,871

Stock subscription receivable,
   (Unaudited)                                       --             --             --         17,000             --         17,000

Net loss for the period, (Unaudited)                 --             --             --             --     (1,988,541)    (1,988,541)
                                            -----------    -----------    -----------    -----------    -----------    -----------
Balances,
   September 30, 1999, (Unaudited)           14,178,744    $    14,179    $ 5,867,387    $        --    $(3,854,349)   $ 2,027,217
                                            ===========    ===========    ===========    ===========    ===========    ===========

                             See Accompanying Notes

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           Period From
                                                                           Inception
                                                        Nine            January 27,1998,
                                                    Months Ended             Through
                                                    September 30,         December 31,
                                                        1999                  1998
                                                    -------------       ----------------
                                                    (Unaudited)
CASH FLOWS FROM OPERATING
  ACTIVITIES:

  Net loss                                          $(1,988,541)          $(1,865,808)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
       Amortization                                     353,887                40,549
       Depreciation                                      44,667                14,279
       Stock based compensation                         107,585             1,524,150
       Asset impairment charges                          74,000                    --

  Changes in operating assets and
       liabilities, net of acquisitions:
             Receivables                                (61,627)               35,973
             Inventory                                  (78,216)                   --
             Other current assets                       159,627               (32,147)
             Deferred revenue                          (197,500)               88,000
             Accounts payable and
                 accrued expenses                       415,733               (45,577)
             Other liabilities                           24,562                 2,367
                                                    -----------           -----------
  Net cash used in
       operating activities                          (1,145,823)             (238,214)
                                                    -----------           -----------
CASH FLOWS FROM INVESTING
  ACTIVITIES:

  Payments for property and
       equipment                                       (469,564)              (93,758)
  Payments for other assets                             (20,780)                   --
  Acquisition costs paid, net
       of cash acquired                                      --                (3,511)
                                                    -----------           -----------
  Net cash used in
       investing activities                            (490,344)              (97,269)
                                                    -----------           -----------

                             See Accompanying Notes

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
               CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED


                                                                   Period From
                                                                    Inception
                                                  Nine           January 27,1998,
                                              Months Ended           Through
                                             September 30,         December 31,
                                                  1999                 1998
                                             -------------       ----------------
                                              (Unaudited)
CASH FLOWS FROM FINANCING
    ACTIVITIES:

    Proceeds from convertible
         promissory note                           50,000                    --
    Borrowing under mortgages
         payable                                  380,000                    --
    Repayments of other liabilities               (24,250)               (7,000)
    Repayments of bank note payable               (25,968)              (11,712)
    Repayments of capitalized leases              (15,729)               (4,117)
    Proceeds from issuance of
         common stock                           1,228,524               423,821
                                              -----------           -----------
    Net cash provided by
         financing activities                   1,592,577               400,992
                                              -----------           -----------

INCREASE (DECREASE) IN CASH                       (43,590)               65,509

CASH, AT BEGINNING OF PERIOD                       65,509                    --
                                              -----------           -----------

CASH, AT END OF PERIOD                        $    21,919           $    65,509
                                              ===========           ===========
SUPPLEMENTAL DISCLOSURES OF
    CASH FLOW INFORMATION:

    Cash paid during the period for:
         Interest                             $    32,534           $     4,287
                                              ===========           ===========

SUPPLEMENTAL SCHEDULE OF NON
    CASH INVESTING & FINANCING
    ACTIVITIES:

    Nine Months Ended September 30, 1999, (Unaudited):

    Issuance of 600,000 shares of Common Stock in connection with the acquisition of LiveCode, Inc., valued at $1,501,800.

    Issuance of promissory note in the original principal amount of $20,000 in connection with the acquisition of LiveCode, Inc.

    Issuance of 40,000 shares of Common Stock, valued at $.50 per share, in satisfaction of the $20,000 promissory note issued in connection with the acquisition of LiveCode, Inc.

    Issuance of 171,091 shares of Common Stock in satisfaction of $85,546 of amounts due to officers and directors.

                             See Accompanying Notes

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
               CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED


SUPPLEMENTAL SCHEDULE OF NON
    CASH INVESTING & FINANCING
    ACTIVITIES, CONTINUED:

    Nine Months Ended September 30, 1999, (Unaudited), Continued:

    Issuance of 335,000 shares of Common Stock in payment of consulting fees, deferred loan costs and deferred consulting fees, in the aggregate amount of $778,325.

    Period from Inception January 27, 1998, Through December 31, 1998:

    Issuance of 732,000 shares of Common Stock valued at $329,400 in connection with the acquisition of MTV Pinnacle Advertising, Group, Inc. and United Equity Partners, Inc.

    Issuance of 40,000 shares of Common Stock in repayment of $40,000 of loans from an officer and stockholder.

    Issuance of 400,000 shares of Common Stock valued at $1,080,000 in payment of consulting fees.

    Issuance of 987,000 shares of Common Stock valued at $444,150 in payment of consulting services.

                             See Accompanying Notes

                         PARTS.COM, INC. AND SUBSIDIARY
                         (FORMERLY MIRACOM CORPORATION)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             SEPTEMBER 30, 1999, (UNAUDITED) AND DECEMBER 31, 1998

1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

               ORGANIZATION - parts.com, Inc. (formerly Miracom Corporation) ("the Company") was incorporated in Nevada on September 13, 1995, under the name I.E.L.S., Inc., which had no revenue and insignificant expenses, assets and liabilities and whose common stock was traded on the OTC, Bulletin Board. The Company is currently a provider of Internet-based business and online buying solutions. Effective
         January 5, 2000, the Company changed its name from Miracom Corporation to parts.com, Inc.

               Effective September 8, 1998, the Company acquired 100% of the outstanding common stock of Direct Touch Research, Inc. ("DTR") a closely held corporation that had no revenue and insignificant expenses, assets and liabilities, in exchange for 5,542,000 shares of the Company's Common Stock. As a result of this transaction DTR stockholders became owners of approximately 61% of the Company's then outstanding Common Stock and assumed 100% control of the Company's Board of Directors. For accounting purposes, the acquisition has been treated as a recapitalization of DTR with DTR as the acquirer (reverse acquisition) with no goodwill. Accordingly, the historical financial statements prior to September 1998 are those of DTR. DTR was incorporated on January 27, 1998. In connection with the reverse acquisition, the Company issued 987,000 shares of Common Stock in payment of consulting services in the amount of $444,150 which is included in stock based compensation in the accompanying statement of operations for the period ended December 31, 1998. The shares were valued at $.45 per share, which represents a 10% discount from market on the date of the reverse acquisition. Market price for the Company's Common Stock was determined based upon private sales to unrelated parties, since no active trading market existed at that time. In connection with the DTR transaction, stockholders of I.E.L.S., Inc. agreed to return 1,610,000 restricted shares of Common Stock for cancellation.

               Effective September 30, 1998, the Company acquired all of the assets and business operations and assumed all of the outstanding liabilities of MTV Pinnacle Advertising Group, Inc. ("MTV") and United Equity Partners, Inc. ("UEP") in exchange for the issuance of an aggregate of 732,000 shares of the Company's Common Stock. MTV was engaged in the business of providing full service advertising to commercial customers and UEP was engaged in the business of providing Internet hardware and software solutions. The purchase price was allocated to the assets acquired based upon their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was approximately $811,000 and is being amortized on a straight line basis over 5 years, beginning October 1, 1998. The purchase price of $329,400 was determined by valuing the 732,000 shares of the Company's Common Stock at $.45 per share, which represents a 10% discount from market on the date of the acquisition. Market price for the Company's Common Stock was determined based upon private sales to unrelated parties, since no active trading market existed at that time.

               On May 28, 1999, the Company acquired all of the assets and business operations and assumed all of the outstanding liabilities of LiveCode, Inc. ("LiveCode") a closely held corporation in exchange for 600,000 shares of the Company's Common Stock and a promissory note in the original principal amount of $20,000. LiveCode was engaged in the business of software development and from its inception through May 28, 1999, its major source of operating revenues was from services performed under one contract for UEP. The purchase price of $1,521,800 was determined by valuing the 600,000 shares of the Company's Common Stock at $2.503 per share, which represents

                         PARTS.COM, INC. AND SUBSIDIARY
                         (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED SEPTEMBER 30, 1999, (UNAUDITED) AND DECEMBER 31, 1998

1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         a 10% discount from market, based upon the average of the high and low trading prices on the OTC Bulletin Board on May 28, 1999, plus the promissory note of $20,000.

                Approximately $47,000 was distributed to the LiveCode stockholders as of the effective date of the acquisition. Subsequent to the acquisition, the operations of LiveCode were merged into the Company. The excess of the purchase price over the fair value of the net assets acquired was $1,521,800 and is being amortized on a straight line basis over 5 years beginning June 1, 1999.

                Effective September 30, 1999, the promissory note was repaid by issuance of 40,000 shares of the Company's Common Stock.

               The above acquisitions were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues, costs or expenses related to these acquisitions prior to their respective closing dates.

               Following are the Company's unaudited pro forma results for the period from inception, January 27, 1998, through December 31, 1998, and the nine months ended September 30, 1999, assuming the business combinations described above and in Note 12 occurred on January 27, 1998 or the date of formation of the acquired company if later than January 27, 1998:

                                                        (Unaudited)
                                             Period Ended December 31, 1998 (A)
                         ------------------------------------------------------------------------
                                             MTV/                      Pro-Forma          Pro
                            Parts           UEP(D)        LiveCode    Adjustments        Forma
                         ------------    -----------     ---------    -----------     -----------
Revenues                 $    377,599    $ 1,386,260     $ 163,700     $(163,700)(B)  $ 1,763,859

                                                                         163,700 (B)
Costs and expenses         (2,243,407)    (1,655,837)      (85,546)     (260,310)(C)   (4,081,400)
                         ------------    -----------     ---------    -----------     -----------

Net (loss) income        $ (1,865,808)   $  (269,577)    $  78,154    $  (260,310)    $(2,317,541)
                         ============    ===========     =========    ===========     ===========
Basic and dilutive
  net loss per common
  share                                                                               $      (.22)
                                                                                      -----------
Weighted average
  common shares                                                                        10,364,128
                                                                                      ===========

(A) Flex was formed on March 10, 1999, and accordingly, had no operations during the period ended December 31, 1998.

(B) Pro-forma adjustment to eliminate LiveCode revenues earned from UEP and related UEP costs.

(C) Pro-forma adjustment for amortization of excess of costs over net assets acquired of MTV/UEP and LiveCode assuming the business combinations occurred on January 27, 1998 (MTV/EUP) and July 7, 1998 (date of inception) of LiveCode.

(D) Represents operations of MTV/UEP through the date of their merger with the Company on September 30, 1998.

                                                        (Unaudited)
                                           Nine Months Ended September 30, 1999
                         ------------------------------------------------------------------------
                                                                       Pro-Forma          Pro
                            Parts        LiveCode(D)        Flex      Adjustments        Forma
                         ------------    -----------     ---------    -----------     -----------
Revenues                 $  1,153,414    $   161,450     $      --     $(161,450)(A)  $ 1,153,414

                                                                         161,450 (A)
                                                                        (126,817)(B)
Costs and expenses         (3,141,955)    (   92,586)       (7,926)     (748,650)(C)   (3,956,484)
                         ------------    -----------     ---------    -----------     -----------

Net (loss) income        $ (1,988,541)   $   (68,864)    $  (7,926)   $  (875,467)    $(2,803,070)
                         ============    ===========     =========    ===========     ===========
Basic and dilutive
  net loss per common
  share                                                                               $      (.16)
                                                                                      -----------
Weighted average
  common shares                                                                        17,619,018
                                                                                      ===========

(A) Pro forma adjustment to eliminate LiveCode revenues earned from UEP and related UEP costs.

(B) Pro-forma adjustment for amortization of excess of costs over net assets acquired of LiveCode assuming the business combination occurred on July 7, 1998 (date of inception of LiveCode).

(C) Pro-forma adjustment for amortization of patent costs of Flex assuming the business combination occurred on March 10, 1999 (date of inception of Flex).

(D) Represents operations of LiveCode through the date of its merger with the Company on May 28, 1999.

               These unaudited pro-forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the business combinations been in effect on January 27, 1998, or of future results of operations.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

               PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements at December 31, 1998, include the accounts of the Company and its wholly-owned subsidiary DTR. The activity prior to the Parts/DTR merger (September 8, 1998) is that of DTR. All significant intercompany transactions and balances have been eliminated for all periods presented.

               CONTINUED OPERATIONS - The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the nine months ended September 30, 1999 and the period from inception through December 31, 1998, the Company incurred losses of $1,988,541 and $1,865,808, respectively and had a deficiency in working capital of $914,898 and $485,748 at September 30, 1999 and December 31, 1998, respectively. These factors among others may indicate the Company will be unable to continue as a going concern for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments relating to the outcome of this uncertainty.

               LIQUIDITY AND PLAN OF OPERATIONS - As of September 30, 1999 (Unaudited), and December 31, 1998, the Company had cash of $21,919 and $65,509 and a deficiency in working capital of $914,898 and $485,748 respectively.

               The Company's continuation as a going concern is dependant upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. The Company's primary source of liquidity has been through the private placement of equity and debt securities and from the cash generated by its operating divisions. The Company is presently exploring possibilities with respect to significant expansion of its existing customer base in all operating divisions in order to eventually achieve profitable operations. However, there can be no assurance that the Company will be successful in achieving profitable operations or acquiring additional capital or that such capital, if available, will be on terms and conditions favorable to the Company. Based upon its current business plan, the Company believes it will generate sufficient cash flow through operations and external sources of capital to continue to meet its obligations in a timely manner.

               UNAUDITED DATA - The accompanying consolidated financial statements and all data included in the notes to consolidated financial statements as of September 30, 1999, and for the nine months then ended are unaudited. In the opinion of management, the financial statements reflect all adjustments which include only normal recurring adjustments necessary to state fairly the financial position and results of operations as of September 30, 1999, and for the nine months then ended.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

               USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

               REVENUE AND EXPENSE RECOGNITION - Revenues are generally recognized when the service has been performed and related costs and expenses are recognized when incurred. Contracts for the development of software that extend over more than one reporting period are accounted for using the percentage-of-completion method of accounting. Revenue recognized at the financial statement date under these contracts is that portion of the total contract price that costs expanded to date bears to the total anticipated final cost, based on current estimates of cost to complete. Revisions in total costs and earnings estimates during the course of the contract are reflected in the accounting period in which the circumstances necessitating the revision become known. At the time a loss on a contract becomes known the entire amount of the estimated loss is recognized in the financial statements. Costs attributable to contract disputes are carried in the accompanying balance sheet only when realization is probable. Amounts received on contracts in progress in excess of the revenue earned, based upon the percent of completion method, are recorded as deferred revenue and the related costs and expenses incurred are recorded as deferred costs. For the period ended December 31, 1998 and the nine months ended September 30, 1999, the Company performed services under one significant software development contract which was completed during the quarter ended March 31, 1999.

               Parts.com transaction fee revenues on business to business and consumer sales will be recognized at the time the transaction is completed. Because individual sellers, rather than the Company make the actual product sale, the Company will have no cost of goods sold, no procurement, carrying or shipping costs and no inventory. A substantial majority of customer accounts will be settled by directly charging credit card numbers provided by sellers. Provisions for estimated uncollectible accounts and authorized credits will be recorded as percentages of revenues and will be provided for at the time of revenue recognition.

               The Company charges annual territory fees to customers based upon each level of service that the customer purchases. Annual fees will be amortized into income over a period of 12 months commencing with the date the customer signs on to the web site. Unamortized fees will be recorded as unearned income. Sales commissions associated with annual territory fees will be recorded as prepaid expenses and will be charged against income as the related revenue is recognized.

               The e-commerce web site is scheduled to become operational in January 2000. During the period ended December 31, 1998 and the nine months ended September 30, 1999, the Company had no revenues from e-commerce transactions.

               Reallyknow.com revenues and all costs and expenses related to sales of Kiosks will be recognized at the time the product is delivered.

               FAIR VALUE OF FINANCIAL INSTRUMENTS - Cash, accounts receivable, accounts payable, accrued expenses and other current liabilities are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments. The fair value of capitalized lease obligations approximate their fair value. Fair value for these instruments is calculated using discounted cash flows.

               CONCENTRATIONS OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to trade receivables, in the opinion of management, are limited due to the lack of concentration of large balances due from any individual customer.

               INVENTORY - Inventory is valued at the lower of cost or market. Cost is determined by either the first-in, first-out or average cost methods. Inventory consists of Kiosk units available for sale. The Company does not maintain any inventory related to its e-commerce operations.

               PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is provided on the straight-line method at rates based on the estimated useful lives of individual assets or classes of assets. Building and related improvements are depreciated over 25 years and furniture and fixtures and computers and related equipment are depreciated over 3 years. Improvements to leased properties or fixtures are amortized over their estimated useful lives or lease period, whichever is shorter.

               Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the estimated useful lives of assets acquired ranging from three to five years.

               Expenditures for repairs and maintenance are expensed as incurred. Expenditures which materially increase values, or extend useful lives are capitalized.

               DEFERRED LOAN COSTS - Deferred loan costs in connection with the acquisition of the mortgage financing to purchase the Company's office building are being amortized on a straight line basis over the seventeen year term of the loan, commencing in May 1999.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998


               OTHER ASSETS - Deferred consulting fees included in other assets are being amortized over the two year term of the related consulting agreement, commencing on January 1, 1999. The internet domain will be amortized over a period of five years commencing with the activation of the web site, which is scheduled to occur in January 2000.

               INCOME TAXES - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has incurred losses since its inception. Due to the uncertainty of the realization of the tax loss carryforward, the Company has established a 100% valuation allowance against the carryforward benefit.

               NET LOSS PER SHARE OF COMMON STOCK - The basic and diluted net loss per common share in the accompanying consolidated statements of operations are based upon the net loss divided by the weighted average number of shares outstanding during the periods presented. Diluted net loss per common share is the same as basic net loss per common share since the inclusion of all potentially dilutive common shares that would be issuable upon the exercise of outstanding stock options and the convertible promissory note would be anti-dilutive.

               STOCK OPTION PLAN - The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock. Restricted stock is recorded as compensation cost over the requisite vesting periods based upon the market value on the date of grant.

               SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

               YEAR 2000 ISSUES (UNAUDITED) - The "Year 2000" issue effects the Company's installed computer systems, network elements, software applications and other business systems that have time sensitive programs that may not properly reflect or recognize the Year 2000. Because many computers and computer applications define dates by the last two digits of the year "00" may not be properly identified as Year 2000. This error could result in miscalculations or system failures. The Year 2000 issue does not materially effect the Company's computer systems, software or other business systems. The Company has conducted a review to identify areas that could be affected and has developed an implementation plan to ensure compliance. The Company believes that with the

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

         YEAR 2000 ISSUES (UNAUDITED), CONTINUED:

         modifications made to its existing software the issue will not pose significant operational concerns nor have a material impact on financial position or results of operations. The cost of modifications was not material and has been expensed as incurred. However, failures of computer systems maintained by third parties could have a material impact on the Company's ability to conduct business. The Company has requested that its major independent suppliers and support providers confirm that they will be Year 2000 compliant.

2.       DEFERRED COSTS AND OTHER CURRENT ASSETS:

               A summary of deferred costs and other current assets at September 30, 1999 and December 31, 1998 are as follows:


                                                          September 30,             December 31,
                                                              1999                      1998
                                                          ------------              -----------
                                                           (Unaudited)
         Deferred costs                                   $      -                  $   150,000

         Deposits and receivables from
               officers and employees                             602                    10,229
                                                          -----------               -----------

                                                          $       602               $   160,229
                                                          ===========               ===========

               Deferred costs consist of amounts paid in excess of costs recognized in connection with a contract accounted for using the percent of completion method of accounting.

3.       PROPERTY AND EQUIPMENT:

               A summary of property and equipment at September 30, 1999 and December 31, 1998 are as follows:


                                                    September 30,       December 31,
                                                        1999                1998
                                                    ------------        -----------
                                                    (Unaudited)
         Land, building and improvements             $ 599,659           $      --
         Furniture and fixtures                         21,021               7,440
         Assets acquired under capitalized
               leases                                   60,483              60,483
         Computers and related equipment               167,154             145,373
         Leasehold improvements                             --              81,462
                                                     ---------           ---------
                                                       848,317             294,758
         Less: accumulated depreciation and
               amortization                           (105,662)            (85,000)
                                                     ---------           ---------
                                                     $ 742,655           $ 209,758
                                                     =========           =========

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

3.       PROPERTY AND EQUIPMENT, CONTINUED:




         Depreciation and amortization
               expense                                $    44,667               $    14,279
                                                      ===========               ===========
         Depreciation and amortization
               of assets acquired under
               capitalized leases                     $     9,072               $     3,024
                                                      ===========               ===========

               Assets acquired under capitalized leases consist primarily of computers and related equipment.

               The carrying value of land, building and improvements at September 30, 1999, has been reduced by $74,000, which amount represents the excess of the purchase price of the property over its appraised value at the date of purchase. The amount has been included in asset impairment charges. The property was purchased from Stonestreet Investments, Inc., which is owned by five officers of the Company who are also major stockholders of the Company.

4.       OTHER ASSETS:

               Other assets at September 30, 1999 and December 31, 1998 are as follows:


                                                September 30,       December 31,
                                                    1999                1998
                                                -------------       ------------
                                                (Unaudited)

         Deferred consulting fees                $ 331,870           $      --
         Internet domain                            47,870                  --
         Deposits                                    5,694               2,414
                                                 ---------           ---------
                                                   385,434               2,414
         Less: accumulated amortization           (124,451)                 --
                                                 ---------           ---------

                                                 $ 260,983           $   2,414
                                                 =========           =========

         Amortization expense                    $ 124,451           $      --
                                                 =========           =========

5.       NOTES AND MORTGAGES PAYABLE:

               BANK NOTE PAYABLE - The Bank note payable, in the original principal amount of $45,500, bears interest at 2% over the lenders prime rate and is payable in monthly principal installments of $1,900 from July 1, 1998 through June 1, 2000. Interest is also payable monthly. The outstanding principal balance of the note on September 30, 1999 and December 31, 1998, was $11,820 and $33,588 respectively.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

               CONVERTIBLE PROMISSORY NOTE - The Convertible Promissory Note ("the Note") in the original principal amount of $50,000 bears interest at 9% per annum and is due and payable in a single balloon payment of principal and interest on September 24, 2000. The note, including accrued interest may be prepaid in full prior to maturity, without penalty. The holder also has the option, with the Company's consent, to increase the note by $50,000 under the same terms and conditions. In November 1999, the holder increased the note by $50,000 (See Note 12). The note is collateralized by the Company's real property located in Sanford, Florida, and is subordinate to $562,000 of existing indebtedness applicable to such property.

               Provided the note has not been prepaid prior to maturity, the holder may convert the principal balance of the note plus any accrued interest, before or at the scheduled maturity date of the note into shares of the Company's Common Stock at a conversion price of $.50 per share.

               MORTGAGES PAYABLE - The Company's real property is subject to the following mortgages at September 30, 1999:

                                                                                                     (Unaudited)
                                                                                                     -----------

               First mortgage note, with interest at 15% per annum, interest payable monthly in the amount of $4,375, principal and
                   unpaid interest payable on May 31, 2016                                           $   350,000

               Second mortgage note, with interest at 15% per annum, interest payable monthly in the amount of $375, principal and unpaid
                   interest payable on May 31, 2016                                                       30,000

               Third mortgage note, with interest at 9.5% per annum, payable in monthly payments of interest only from May 6, 1999 through
                   January 31, 2000, in the amount of $1,441; monthly payments of principal and interest from February 1, 2000 through June
                   30, 2002, in the amount of $1,900; principal balance plus
                   accrued interest due and payable on July 31, 2002
                                                                                                         182,000

                                                                                                     -----------
                   Total                                                                             $   562,000
                                                                                                     ===========

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

               MORTGAGES PAYABLE, CONTINUED:

               The first and second mortgages are also collateralized by a pledge of 100,000 shares of the Company's Common Stock owned by four officers of the Company, and by the conditional guarantee of the President of the Company.

               The third mortgage note is payable to Stonestreet Investments, Inc., which is owned by five officers of the Company, who are also major stockholders of the Company. Pursuant to an agreement between the Company, the five officers and Stonestreet Investments, Inc., all required payments under the mortgage are being deferred indefinitely.

               As of September 30, 1999, the $182,000 principal balance of the third mortgage has been classified as a current liability in the accompanying consolidated balance sheet.

               As of September 30, 1999, the net book value of the real property collateralizing the above mortgages was $597,588.

               OTHER NOTES PAYABLE - In September 1998, The Company assumed a note from a related party in the original principal amount of $15,000. The note provided for interest at the rate of 9.5% per annum and was payable in three monthly installments of principal and interest. The loan was paid in full in January 1999.

               DEBT MATURITIES - Debt maturities of the bank note payable, convertible promissory note and mortgages payable subsequent to September 30, 1999, are as follows:


               Twelve Months Ending
                  September 30,                                (Unaudited)
               --------------------                            -----------
                   2000                                        $   243,820
                   Thereafter                                      380,000
                                                               -----------

                             Total                             $   623,820
                                                               ===========

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

               DEBT MATURITIES, CONTINUED:

               Maturities of the bank note payable and other note payable subsequent to December 31, 1998, are as follows:


               Year Ending
               December 31,
               ------------
                   1999                                          $    27,000
                   2000                                               10,788
                   Thereafter                                             --
                                                                 -----------

                             Total                               $    37,788
                                                                 ===========

6.       CAPITALIZED LEASES:

               Future minimum lease payments subsequent to September 30, 1999 and December 31, 1998 are as follows:


                                                                                 Twelve Month Period From
                                                                           ---------------------------------------
                                                                           September 30,              December 31,
                 Period                                                        1999                       1998
               ----------                                                  ------------               ------------
                                                                           (Unaudited)
               1999                                                         $      -                  $    20,705

               2000                                                              15,273                    12,218

               2001                                                               3,166                     3,242

               2002                                                                -                          413

               2003                                                                -                         -
                                                                            -----------               -----------

                   Total minimum lease payments                                  18,439                    36,578

                   Less amount representing
                        interest at 9.9% to 25.5%                                 4,582                     6,992
                                                                            -----------               -----------
                   Present value of minimum
                        lease payments                                           13,857                    29,586

                   Less current portion                                          11,041                    19,334
                                                                            -----------               -----------

                   Long term portion                                        $     2,816               $    10,252
                                                                            ===========               ===========

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

7.       INCOME TAXES:

               The difference between the Company's effective income tax rate and the federal statutory rate at September 30, 1999, and December 31, 1998, is reconciled below:


                                                                      1999             1998
                                                                  -----------         ------
                                                                  (Unaudited)

                   Federal (benefit) expected                         (34)%            (34)%
                   State taxes                                         (2)              (2)
                   Increase in valuation allowance                     36               36
                                                                     ----             ----

                                                                      0.0 %            0.0 %
                                                                     ====              ===

               Significant components of the Company's deferred tax assets and liabilities at September 30, 1999, and December 31, 1998, are approximately as follows:


                                                             1999                1998
                                                         -----------          ---------
                                                         (Unaudited)
                   Deferred Tax Assets

                   Net operating losses                   $ 609,000           $ 657,000
                   Other                                         --                  --
                                                          ---------           ---------
                        Gross deferred tax asset            609,000             657,000
                   Less valuation allowance                (609,000)           (657,000)
                                                          ---------           ---------
                        Deferred tax asset                $      --           $      --
                                                          =========           =========

               There were no deferred tax liabilities as of September 30, 1999, and December 31, 1998.

               As of September 30, 1999, and December 31, 1998, the Company had estimated net operating loss carryforwards of approximately $3,516,000 and $1,825,000, respectively, available to offset future taxable income. The net operating loss carryforwards expire through the year 2019. Under U.S. federal tax law, certain changes in ownership of a company may cause a limitation on future utilization of these loss carryforwards.

8.       STOCKHOLDERS'  EQUITY:

               On March 13, 1998, The Company's Board of Directors authorized a 70 for 1 split of its Common Stock effective for holders of record on such date. All shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the stock split.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

8.       STOCKHOLDERS'  EQUITY, CONTINUED:

               The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the issuance of stock options to employees. For the nine month period ended September 30, 1999, employees of the Company were issued options to purchase a total of 670,000 shares of the Company's Common Stock, at exercise prices ranging from $1.75 to $3.00 per share expiring from August 2000 to February 2009.

               Had compensation cost for the Company's issuance of common stock options during the nine months ended September 30, 1999 been determined based upon the fair value at the date of grant consistent with the provisions of SFAS No 123, the Company's net loss and net loss per common share would have been increased to the pro forma amounts indicated below:


                                                                Unaudited
                                                             --------------
               Net loss as reported                           $(3,128,888)
               Proforma net loss                              $(4,969,082)
               Net loss per share as reported                 $      (.25)
               Proforma net loss per share                    $      (.39)

               The Company utilizes the Black-Scholes option pricing model to calculate the fair value of each individual issuance of options with the following assumptions used for grants during the nine months ended September 30, 1999; dividends yield of 0%; expected average annual volatility of 133.86%; average annual risk free interest rate of 6%; and expected terms averaging three years.

               The Company's stock option plan provides for the granting of either incentive stock options or non qualified stock options to key employees and non-employee members of the Company's Board of Directors for up to a maximum of 1,650,000 shares of common stock. Options outstanding at September 30, 1999, consist of 550,000 non qualified options and 120,000 incentive options. The options granted under the plan are to purchase common stock at not less than fair market value at the date of grant. Employee options are generally exercisable one year from date of grant in cumulative annual installments of 33% and no options are exercisable after ten years from date of grant.

               There were no stock options outstanding prior to February 12, 1999.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

8.       STOCKHOLDERS'  EQUITY, CONTINUED:

               The following summarizes stock option activity for the nine months ended September 30, 1999:


                                                                                                       Exercise
                                                                               Amount                 Price Range
                                                                             -----------              -----------
                                                                             (Unaudited)              (Unaudited)
               Outstanding as of December 31, 1998                                 -                    -     -
               Granted                                                          670,000               $1.75-$3.00
               Exercised                                                           -                    -     -
               Forfeited                                                           -                    -     -
                                                                               --------
               Outstanding as of September 30, 1999                             670,000               $1.75-$3.00
                                                                               ========
               Number of shares exercisable as of
                   September 30, 1999                                            36,667                  $3.00
                                                                               ========
               Weighted average fair value of options
                   granted                                                     $   2.78
                                                                               ========

               The exercise price of options granted approximate their fair market value on the date of grant.

               During the period ended December 31, 1998, the Company issued 896,500 shares of Common Stock, in private placements at a per share value of $.50, and received cash proceeds of $448,250. During the nine months ended September 30, 1999, the Company issued 1,845,153 shares of Common Stock, in private placements at per share prices ranging from $.50 to $1.50, and received cash proceeds of $1,211,524.

               During the periods ended September 30, 1999, and December 31, 1998, the Company issued 546,091 and 440,000 shares of Common Stock in payment of accounts payable, conversion of notes payable and services. Shares issued to liquidate recorded liabilities were valued based upon the amount of the recorded liability satisfied and all other shares were valued at a 10% discount to market for shares issued for services rendered or goods received and were recorded as an asset or charged to expense based upon the nature of the transaction.

               At September 30, 1999, the Company had reserved the following shares of Common Stock for issuance:

                                                                   (Unaudited)
                                                                   -----------
                   Stock option plan                                  980,000

                   Options exercisable at $1.75
                        to $3.00 per share                            670,000

                   Convertible promissory note,
                        convertible at $.50 per share                 100,000
                                                                    ---------

                             Total                                  1,750,000
                                                                    =========

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

9.       RELATED PARTY TRANSACTIONS:

               At December 31, 1998, deferred costs and other current assets include $8,998 due from officers and other current liabilities include $79,600 due to officers. Effective September 30, 1999, the Company liquidated the $85,546 outstanding balance due to officers by issuance of $171,091 shares of Common Stock.

10.      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

               A summary of selling, general and administrative expenses for the nine months ended September 30, 1999, and for the period ended December 31, 1998 are as follows:


                                                                      Nine Months Ended            Period Ended
                                                                         September 30,             December 31,
                                                                             1999                      1998
                                                                      -----------------            -----------
                                                                         (Unaudited)
               Salaries and related taxes                                $  640,542               $   177,640
               Advertising                                                   33,590                     1,800
               Rent and lease                                                60,080                    15,807
               Stockholder relations                                        124,079                       375
               Telephone                                                     71,476                    13,808
               Travel and entertainment                                      94,423                    50,684
               Office expense and supplies                                   61,154                     6,849
               Dues and subscriptions                                        29,945                     9,013
               Professional fees                                            294,173                    34,059
               Insurance                                                     35,620                     2,092
               Other                                                        195,550                    42,740
                                                                         ----------                ----------

                   Total                                                 $1,640,632                $  354,867
                                                                         ==========                ==========

11.      COMMITMENTS AND CONTINGENCIES:

               The lease agreement, including amendments thereto, for office facilities expired on June 30, 1999. The Company continued to occupy the space on a month to month basis from July 1, 1999 through mid August 1999. Total rental expense was $37,684 and $11,878 for the nine months ended September 30, 1999 and the period ended December 31, 1998, respectively.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

11.      COMMITMENTS AND CONTINGENCIES, CONTINUED:

               The Company has entered into three year employment agreements with its six most senior executive officers. The agreements provide for annual salaries of $72,000, as amended. Under each employment agreement, the executive is entitled to participate in all employment benefit programs available to Company employees generally, including participation in health care and disability plans, stock option plans and any retirement plan. The term of the agreements is for three years, however, on each anniversary of the commencement date, the term is automatically extended for an additional year. The agreements provide for discretionary performance bonuses as determined by the Board of Directors. The Company may terminate the executives' employment for cause or without cause at any time, subject to the approval of a majority of the Board of Directors. If the Company terminates the executives without cause they are paid for their then existing annual salary for a period of three years, payable weekly or in accordance with payroll practices at the time. An additional six months of insurance coverage is provided for them under the Company's medical and disability plans. Upon termination of employment without cause, the executives will be released from the noncompetition provisions of their employment agreements, but the nondisclosure and provisions relating to propriety information will remain in effect. The executives may terminate their employment at any time upon 90 days written notice to the Company, except in the event of a change of control, when 10 days notice is required. The agreements contain nonsolicitation and noncompetition provisions that are intended to survive the termination of employment for a period of two years.

               In April 1999, the Company entered into an employment agreement with a key employee who is to receive an annual salary of $72,000, as amended. This agreement expires in April 2002, however, on each anniversary date, the term automatically extends for an additional year. The Company may terminate this employee's employment, for cause or without cause, at any time, subject to the approval of a majority of the Board of Directors. If the Company terminates the employee without cause, he is to be paid for his then existing annual salary for a period of three years, payable weekly or in accordance with payroll practices at the time. An additional six months of insurance coverage is provided to him under the Company's medical and disability plans. Upon termination of employment without cause, this employee will be released from the noncompetition provisions of his employment agreement, but the non disclosure and provisions relating to proprietary information will remain in effect. This agreement may be terminated at any time upon 90 days written notice to the Company, except in the event of a change of control, when 10 days notice is required. The agreement contains nonsolicitation and noncompetition provisions that are intended to survive the termination of employment for a period of two years.

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

11.      COMMITMENTS AND CONTINGENCIES, CONTINUED:

               In August 1999, the Company entered into an employment agreement with an officer whom is to receive an annual salary of $100,000. The agreement with the officer expires on December 31, 2000 and is subject to renewal for successive one year terms, unless otherwise terminated. Under this agreement the officer was granted stock options pursuant to the Company's Stock Option Plan to purchase an aggregate of 120,000 shares of common stock at an exercise price of $1.75 per share. The stock options vest over 18 months. The officer was also granted 10,000 shares of restricted common stock which would be forfeited should the officer voluntarily terminate employment prior to April 4, 2000 or the Company discharge the officer for cause prior to April 4, 2000. If the Company terminates the officers' employment without cause, he will continued to be paid his base salary and be provided health insurance benefits, life insurance benefits, if any, for the greater of the remaining term of the agreement or eight months. The officer may terminate the agreement upon 90 days written notice to the Company, except in the event of a change of control, when 10 days notice is required. The agreement contains nonsolicitation and noncompetition provisions that are intended to survive the termination of employment for a period of two years.

12.      SUBSEQUENT EVENTS:

               Subsequent to September 30, 1999, the Company executed $100,000 worth of Convertible Promissory Notes ("Notes") in favor of two individuals. Interest on the Notes is payable at 10% per annum on a quarterly basis. The Notes are due in October and November 2000 and are collateralized by restricted shares of the Company's Common Stock, held in escrow for the duration that the Notes are outstanding. The Notes are also convertible into shares of the Company's Common Stock at a rate of $.50 per share.

               In November 1999, the Company consented to increase one of their Convertible Promissory Notes (See Note 5) and the holder increased the note by an additional $50,000 under the same terms and conditions.

               On October 21, 1999, the Company acquired all of the outstanding Common Stock of FlexRadio, Inc. ("Flex") for 6,200,000 shares of the Company's Common Stock. The majority stockholders of Flex are also stockholders, directors and officers of the Company. Under the terms of the purchase, the Company obtained the rights to Flex's provisional patent application (its sole asset) for a radio frequency detection and reporting service for providing real time research. From its inception through October 21, 1999, Flex had no significant operations. A key advantage is that Flex will be able to improve current methods of monitoring consumers radio listening habits which to this date, utilizes paper, telephone and limited electronic surveys to quantify and tabulate data for the advertising industry. Moreover, Flex intends to provide improved customer service by assisting clients in making the best advertising/media decisions which best fit their needs.

                         PARTS.COM, INC. AND SUBSIDIARY
                         (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

12.      SUBSEQUENT EVENTS, CONTINUED:

               The following unaudited condensed pro-forma balance sheet reflects the above described transactions as if they were consummated as of September 30, 1999 (see Note 1 for the unaudited condensed pro-forma Results of Operations):


                                                                      September 30, 1999
                                                 ---------------------------------------------------------------
                                                      As                  Pro-Forma                      Pro
                                                   Reported              Adjustments                    Forma
                                                 ------------            ------------               ------------
                                                 (Unaudited)             (Unaudited)                 (Unaudited)
ASSETS:

    Current assets                               $    211,151            $    150,000(1)            $    361,151

    Property and equipment, net                       742,655                   -                        742,655

    Deferred charges and other
         assets, net                                  513,147                   -                        513,147

    Goodwill, net                                   2,069,129                   -                      2,069,129

    Patent                                              -                   6,417,000(2)               6,417,000
                                                 ------------            ------------               ------------

         Total Assets                            $  3,536,082            $  6,567,000               $ 10,103,082
                                                 ============            ============               ============
LIABILITIES:

    Current liabilities                          $  1,126,049            $    150,000(1)            $  1,276,049

    Long-term debt and
         capitalized leases                           382,816                   -                        382,816
                                                 ------------            ------------               ------------

         Total liabilities                          1,508,865                 150,000                  1,658,865
                                                 ------------            ------------               ------------
STOCKHOLDERS' EQUITY:

    Common stock                                       14,179                   6,200(2)                  20,379

    Additional paid in capital                      5,867,387               6,410,800(2)              12,278,187

    Accumulated deficit                            (3,854,349)                  -                     (3,854,349)
                                                 ------------            ------------               ------------

         Total Stockholders' Equity                 2,027,217               6,417,000                  8,444,217
                                                 ------------            ------------               ------------
         Total Liabilities and
           Stockholders Equity                   $  3,536,082            $  6,567,000               $ 10,103,082
                                                 ============            ============               ============

                        PARTS.COM, INC. AND SUBSIDIARY
                        (FORMERLY MIRACOM CORPORATION)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
              SEPTEMBER 30, 1999 (UNAUDITED) AND DECEMBER 31, 1998

12. SUBSEQUENT EVENTS, CONTINUED:

    (1) Issuance of $150,000 of Convertible Promissory Notes for Cash.

    (2) Issuance of 6,200,000 shares of Common Stock, valued at $6,417,000, in exchange for 100% of the Common Stock of Flex. The purchase price of Flex was based upon an independent valuation of the estimated fair value of Flex as of the date of acquisition, after giving effect to the 10% discount to market relating to the 6,200,000 shares of Common Stock issued in the acquisition. The 6,200,000 shares were valued at $1.035 per share, which represents a 10% discount from market based upon the average of the high and low trading prices, on October 21, 1999, as reported on the OTC Electronic Bulletin Board. The total purchase price of $6,417,000 was allocated to Flex's provisional patent application, which represented Flex's sole asset at the date of acquisition.

         On November 12, 1999, the Company amended its articles of incorporation to grant the Board of Directors of the Company the power to issue up to 10,000,000 shares of Preferred Stock, par value $.001 per share, and to determine the price , rights, preferences, privileges, and restrictions, including voting rights of these shares without further vote or action by the stockholders.

         In October 1999, the Company issued approximately 550,000 shares of its Common Stock to officers, directors and employees of the Company.

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC
                     INDEX TO COMBINED FINANCIAL STATEMENTS


                                                                                   Page
                                                                                   ----
Report of Independent Certified Public Accountants                                 F-29

Combined Balance Sheets as of
September 30, 1998 and December 31,
1997                                                                            F-30-31

Combined Statements of Operations and
Accumulated Deficit for the Nine
Months Ended September 30, 1998 and
the Year Ended December 31, 1997                                                   F-32

Combined Statements of Cash Flows for
the Nine Months Ended September 30,
1998 and the Year Ended December 31,
1997                                                                            F-33-34

Notes to Combined Financial
Statements                                                                      F-35-41

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
parts.com, Inc. and Subsidiary
Sanford, Florida

We have audited the accompanying combined balance sheets of MTV Pinnacle Advertising Group, Inc. and United Equity Partners, Inc. (the Company) as of September 30, 1998 and December 31, 1997, and the related combined statements of operations and accumulated deficit, and cash flows for the nine months ended September 30, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of MTV Pinnacle Advertising Group, Inc. and United Equity Partners, Inc. as of September 30, 1998 and December 31, 1997, and the combined results of their operations and their cash flows for the nine months ended September 30, 1998 and the year ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, effective at the close of business on September 30, 1998, parts.com, Inc. and Subsidiary (formerly Miracom Corporation and Subsidiary) acquired all of the assets and business operations and assumed all of the liabilities of MTV Pinnacle Advertising Group, Inc. and United Equity Partners, Inc. Subsequent to the acquisition, MTV Pinnacle Advertising Group, Inc. and United Equity Partners, Inc. were dissolved.

/s/ Moore Stephens Lovelace, P.A.
---------------------------------
Certified Public Accountants


Orlando, Florida
November 10, 1999,
  except for a portion
  of Note 1, as to which
  the date is January 5,
  2000.

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC
                            COMBINED BALANCE SHEETS

                                     ASSETS


                                                   September 30,     December 31,
                                                       1998              1997
                                                   -------------     ------------
CURRENT ASSETS:

    Cash                                             $  3,511          $  8,349
    Accounts receivable trade                          84,760           149,873
    Deferred costs and other current assets           128,082             4,168
                                                     --------          --------

         Total Current Assets                         216,353           162,390
                                                     --------          --------
PROPERTY AND EQUIPMENT, net of
    accumulated depreciation of
    $70,722 and $38,994, respectively                 138,257           126,643

DEPOSITS                                                2,414             2,414
                                                     --------          --------

    Total Assets                                     $357,024          $291,447
                                                     ========          ========
















                             See Accompanying Notes

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC
                       COMBINED BALANCE SHEETS, CONTINUED

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


                                                      September 30,        December 31,
                                                          1998                 1997
                                                      -------------        ------------
CURRENT LIABILITIES:

    Accounts payable and accrued expenses               $ 354,551           $ 169,358
    Other current liabilities                             114,944              61,699
    Bank note payable                                      22,800              11,400
    Current portion of capitalized leases                  19,592              13,814
    Other notes payable                                        --               6,100
    Due to affiliate                                       15,000                  --
    Deferred revenue                                      109,500                  --
    Officers' loans                                       138,644             133,906
                                                        ---------           ---------

         Total Current Liabilities                        775,031             396,277
                                                        ---------           ---------

LONG TERM PORTION OF BANK NOTE PAYABLE                     17,000              34,100

LONG TERM PORTION OF CAPITALIZED
    LEASES                                                 14,111              17,111

OTHER LIABILITIES                                          31,250              54,750
                                                        ---------           ---------

         Total Liabilities                                837,392             502,238
                                                        ---------           ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY:

    Common Stock:
         MTV Pinnacle Advertising Group, Inc.,
         $.01 par value, 500,000 shares
         authorized; 90,000 issued and
         outstanding, respectively                            900                 900

         United Equity Partners, Inc.,
         $.01 par value, 400,000
         shares authorized; 150,000 issued
         and outstanding, respectively                      1,500               1,500

    Accumulated deficit                                  (482,768)           (213,191)
                                                        ---------           ---------

         Total Stockholders' Deficiency                  (480,368)           (210,791)
                                                        ---------           ---------
         Total Liabilities and
               Stockholders' Deficiency                 $ 357,024           $ 291,447
                                                        =========           =========

                             See Accompanying Notes

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
           COMBINED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT


                                                Nine
                                            Months Ended            Year Ended
                                            September 30,          December 31,
                                                1998                   1997
                                            -------------          ------------

NET SALES                                    $ 1,386,260           $ 1,125,842

COST OF SALES                                    614,123               416,642
                                             -----------           -----------

         GROSS PROFIT                            772,137               709,200
                                             -----------           -----------
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                     991,456               779,565

DEPRECIATION AND AMORTIZATION                     31,728                28,263

INTEREST                                          18,530                12,581

LITIGATION SETTLEMENT                                 --               100,000
                                             -----------           -----------

TOTAL EXPENSES                                 1,041,714               920,409
                                             -----------           -----------

NET LOSS FOR THE PERIOD                         (269,577)             (211,209)

ACCUMULATED DEFICIT,
    at beginning of period                      (213,191)               (1,982)
                                             -----------           -----------
ACCUMULATED DEFICIT,
    at end of period                         $  (482,768)          $  (213,191)
                                             ===========           ===========

                             See Accompanying Notes

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC
                       COMBINED STATEMENTS OF CASH FLOWS


                                                             Nine
                                                         Months Ended          Year Ended
                                                         September 30,        December 31,
                                                             1998                 1997
                                                         -------------       -------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:

  Net loss                                                $(269,577)          $(211,209)
  Adjustments to reconcile net
    loss to net cash provided by
    (used in) operating activities:
       Amortization and depreciation                         31,728              28,263
       Litigation settlement                                     --             100,000

  Changes in operating assets and liabilities:
             Receivables                                     65,113            (137,778)
             Other current assets                          (123,914)                832
             Deferred income                                109,500                  --
             Accounts payable and
                 accrued expenses                           185,193             162,928
             Other liabilities                               53,245              31,699
                                                          ---------           ---------
  Net cash provided by (used in)
       operating activities                                  51,288             (25,265)
                                                          ---------           ---------
CASH FLOWS FROM INVESTING
  ACTIVITIES:

  Payments for property and
       equipment                                            (32,425)            (64,684)
  Payments for other assets                                      --              (2,414)
                                                          ---------           ---------
  Net cash used in
       investing activities                                 (32,425)            (67,098)
                                                          ---------           ---------

                             See Accompanying Notes

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC
                  COMBINED STATEMENTS OF CASH FLOWS, CONTINUED


                                                 Nine
                                             Months Ended         Year Ended
                                             September 30,       December 31,
                                                  1998               1997
                                             -------------       ------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:

  Advances from (to) Affiliate, net              15,000                 --
  Borrowings under bank note
       payable                                       --             45,500
  Borrowings under other notes
       payable                                       --             11,500
  Borrowings from stockholders'                   4,738             64,465
  Repayments of bank note payable                (5,700)                --
  Repayments of other notes payable              (6,100)            (5,400)
  Payment of litigation obligations             (23,500)           (15,250)
  Repayments of capitalized leases               (8,139)            (5,587)
  Issuance of common stock                           --                900
                                               --------           --------
  Net cash used in (provided by)
       financing activities                     (23,701)            96,128
                                               --------           --------

(DECREASE) INCREASE IN CASH                      (4,838)             3,765

CASH AT BEGINNING OF PERIOD                       8,349              4,584
                                               --------           --------

CASH AT END OF PERIOD                          $  3,511           $  8,349
                                               ========           ========
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:

  Cash paid during the period for:
       Interest                                $ 14,060           $  8,464
                                               ========           ========
SUPPLEMENTAL SCHEDULE OF NON
  CASH INVESTING & FINANCING
  ACTIVITIES:

  Property and equipment acquired
       under capitalized leases                $ 10,917           $ 36,512
                                               ========           ========

                             See Accompanying Notes

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                    SEPTEMBER 30, 1998 AND DECEMBER 31, 1997

1.       ORGANIZATION:

               MTV Pinnacle Advertising Group, Inc. ("MTV") began operations in 1997, and is engaged in the business of providing full service advertising to commercial customers. United Equity Partners, Inc. ("UEP") began operations in 1996, and is engaged in the business of providing Internet hardware and software solutions. Effective at the close of business on September 30, 1998, parts.com, Inc. (formerly Miracom Corporation) ("Parts") acquired all of the assets and business operations and assumed all of the outstanding liabilities of MTV and UEP in exchange for 732,000 shares of Parts common stock. Subsequent to the acquisition the operations of MTV and UEP were merged into Parts. In August 1999, both MTV and UEP were dissolved.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

               BASIS OF PRESENTATION - The accompanying combined financial statements include the accounts of MTV and UEP, ("the Company") and do not include any adjustments for its merger with Parts. All significant intercompany transactions and balances have been eliminated in combination.

               GOING CONCERN MATTERS - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the nine months ended September 30, 1998 and the year ended December 31, 1997, the Company incurred losses of $269,577 and $211,209, respectively and had a deficiency in working capital of $558,678 at September 30, 1998. These factors among others may indicate the Company will be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the outcome of this uncertainty.

               LIQUIDITY AND PLAN OF OPERATIONS - As of September 30, 1998, the Companies had cash of $3,511 and a deficiency in working capital of $558,678.

               Effective at the close of business on September 30, 1998, Parts acquired all of the assets and business operations and assumed all of the outstanding liabilities of MTV and UEP. Subsequent to the acquisition the operations of MTV and UEP were merged into Parts as operating divisions.

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
              SEPTEMBER 30, 1998 AND DECEMBER 31, 1997, CONTINUED

               LIQUIDITY AND PLAN OF OPERATIONS, Continued

         The ability of the Company to meet future obligations in relation to the orderly payment of the outstanding liabilities and recurring operating expenses is dependent upon their ability to expand their existing customer base to generate sufficient revenues and achieve profitable operations and to obtain the necessary funding from Parts until profitable operations are achieved. Since the acquisition, Parts has provided the required funding to enable the Company to operate in an orderly manner, but there is no assurance that Parts will be able to obtain the necessary funding for its other operations and continue to provide funding to its MTV and UEP divisions. Parts primary source of liquidity has been through the private placement of equity and debt securities and from the cash generated from its operating divisions.

               PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

               REVENUES, COSTS AND EXPENSES - Revenues are generally recognized when the service has been performed and related costs and expenses are reorganized when incurred. Contracts for the development of software that extend over more than one reporting period are accounted for using the percentage-of-completion method of accounting. Revenue recognized at the financial statement date under these contracts is that portion of the total contract price that costs expanded to date bears to the total anticipated final cost, based on current estimates of cost to complete. Revisions in total costs and earnings estimates during the course of the contract are reflected in the accounting period in which the circumstances necessitating the revision become known. At the time a loss on a contract becomes known the entire amount of the estimated loss is recognized in the financial statements. Costs attributable to contract disputes are carried in the accompanying balance sheet only when realization is probable. Amounts received on contracts in progress in excess of the revenue earned, based upon the percent of completion method, are recorded as deferred revenue and the related costs and expenses incurred are recorded as deferred costs. For the period ended December 31, 1998 and the nine months ended September 30, 1999, the Company performed services under one significant software development contract which was completed during the quarter ended March 31, 1999.

               FAIR VALUE OF FINANCIAL INSTRUMENTS - Cash, accounts receivable, accounts payable, accrued expenses and other current liabilities are reflected in the combined financial statements at fair value because of the short-term maturity of these instruments. The book value of capitalized lease obligations and officers' loans closely approximate their fair value. Fair value for these instruments is calculated using discounted cash flows.

               CONCENTRATIONS OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to trade receivables, in the opinion of management, are limited due to the lack of concentration of large balances due from any individual customer.

               PROPERTY AND EQUIPMENT - Owned property and equipment is valued at cost. Depreciation is provided on the straight-line method at rates based on the estimated useful lives of individual assets or classes of assets. Furniture and fixtures and computers and other operating equipment are depreciated over three years. Improvements to leased properties or fixtures are amortized over their estimated useful lives or lease period, whichever is shorter.

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
              SEPTEMBER 30, 1998 AND DECEMBER 31, 1997, CONTINUED

               PROPERTY AND EQUIPMENT, Continued

               Leased property meeting certain criteria is capitalized and the present value of the related lease payments are recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the estimated useful lives of assets acquired ranging from 3 to 5 years.

               Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, or extend useful lives are capitalized. Replacements are capitalized and the property and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income.

               INCOME TAXES - Prior to their acquisition by Parts both MTV and UEP had elected to be treated as Subchapter S Corporations, U.S. Small Business Corporations, pursuant to the provisions of the Internal Revenue Code. Accordingly, the Companies were not liable for corporate income taxes, since their net income or loss for each calendar year was passed directly through to their stockholders' and reported on their individual income tax returns. Subsequent to September 30, 1998, both MTV and UEP filed final corporate income tax returns. Their operations for all periods subsequent to September 30, 1998, will be included in the consolidated income tax return of the Company.

               The Company has incurred losses since its inception. The potential benefit from the net operating losses that would have been available to the Company if it had been taxed as a C corporation, would be fully allowed for due to the uncertainty of realization. Accordingly, the accompanying financial statements do not include a pro-forma presentation for the effects on the Company as if it were taxed as a C corporation since inception.

               YEAR 2000 ISSUES, (UNAUDITED) - Because many computerized systems use only two digits to record the year in date fields (for example, the year 1998 is recorded as "98"), such systems may not be able to process dates accurately in the year 2000 and after.

               The Company's management has made efforts to determine the possible effects of Year 2000 issues on its operations and is implementing remedial actions. Management will also attempt to determine if its significant customers, vendors and other third parties upon which it relies have addressed or will be able to address any affected systems on a timely basis. Management does not expect the potential disruption from Year 2000 issues to have a material effect on the Company's business operations, but the outcome remains uncertain. The accompanying financial statements do not contain provisions or adjustments related to the ultimate outcome of this uncertainty.

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
              SEPTEMBER 30, 1998 AND DECEMBER 31, 1997, CONTINUED

3.       DEFERRED COSTS AND OTHER CURRENT ASSETS:

               A summary of deferred costs and other current assets at September 30, 1998 and December 31, 1997 is as follows:


                                                     September 30,              December 31,
                                                          1998                      1997
                                                     -------------              ------------
               Deferred Costs                         $   125,000               $      -

               Other receivables                            3,082                     4,168
                                                      -----------               -----------

                                                      $   128,082               $     4,168
                                                      ===========               ===========

               Deferred costs consist of amounts paid in excess of costs recognized in connection with a contract accounted for using the percent of completion method of accounting.

4.       PROPERTY AND EQUIPMENT:

               A summary of property and equipment at September 30, 1998 and December 31, 1997 is as follows:


                                                                          September 30,              December 31,
                                                                              1998                       1997
                                                                          -------------              ------------
         Furniture and fixtures                                            $     5,671               $     4,987
         Assets acquired under capitalized
               leases                                                           60,483                    57,763
         Computers and other operating equipment                               129,291                    96,853
         Leasehold improvements                                                 13,534                     6,034
                                                                           -----------               -----------
                                                                               208,979                   165,637
         Less: accumulated depreciation and
               amortization                                                    (70,722)                  (38,994)
                                                                           -----------               -----------
                                                                           $   138,257               $   126,643
                                                                           ===========               ===========
         Depreciation and amortization
               of assets acquired under
               capitalized leases                                          $    11,553               $     8,865
                                                                           ===========               ===========

               Assets acquired under capitalized leases consist primarily of computers and related equipment.

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
              SEPTEMBER 30, 1998 AND DECEMBER 31, 1997, CONTINUED

5.       BANK NOTE PAYABLE:

               The Bank note payable, in the original principal amount of $45,500, bears interest at 2% over the lenders prime rate and is payable in monthly principal installments of $1,900 from July 1, 1998 through June 1, 2000. Interest is also payable monthly. The outstanding principal balance of the note on September 30, 1998 and December 31, 1997, was $39,800 and $45,500 respectively. Scheduled principal payments subsequent to September 30, 1998 are as follows:


         Twelve Months Ending
             September 30,
         --------------------
               1999                                    $    22,800

               2000                                         17,000
                                                       -----------

                   Total                               $    39,800
                                                       ===========

6.       CAPITALIZED LEASES:

         Future minimum lease payments subsequent to September 30, 1998 are as follows:


          Twelve Month
         Period  Ending
          September 30,
         --------------
               1999                                          $    20,700

               2000                                               15,880

               2001                                                5,067

               2002                                                  413
                                                             -----------

                   Total minimum lease payments                   42,060

                   Less amount representing
                        interest at 9.9% to 25.5%                  8,357
                                                             -----------

                   Present value of minimum
                        lease payments                            33,703

                   Less current portion                           19,592
                                                             -----------

                   Long term portion                         $    14,111
                                                             ===========

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
              SEPTEMBER 30, 1998 AND DECEMBER 31, 1997, CONTINUED

7.       RELATED PARTY TRANSACTIONS:

               At September 30, 1998, and December 31, 1997, the Company was indebted to certain officers in the aggregate amounts of $138,644 and $133,906. The loans bear interest at 9.5% per annum and are due on demand.

               At September 30, 1998, the Company is indebted to an affiliate in the amount of $15,000, representing a non interest bearing advance from an affiliate.

               During the period ended September 30, 1998, MTV borrowed an aggregate of $15,000, from the father of one of its officers and major stockholders. The note provided for interest at the rate of 9.5% per annum and was payable in three monthly installments of principal and interest. The loan was paid in full in January 1999.

               At September 30, 1998, the Company accounts payable includes $50,000 due to LiveCode, Inc., a company that was acquired by the Company in May 1999.

8.       GENERAL AND ADMINISTRATIVE EXPENSES:

               A summary of general and administration expenses for the nine months ended September 30, 1998 and the year ended December 31, 1997, is as follows:


                                                                         Nine Months Ended            Year Ended
                                                                           September 30,              December 31,
                                                                               1998                       1997
                                                                         -----------------            -----------
               Salaries and related taxes                                   $   658,855               $   415,380
               Rent                                                              57,659                    39,685
               Telephone                                                         58,050                    45,120
               Travel and entertainment                                          23,822                    42,258
               Office expense and supplies                                       24,355                    46,529
               Professional fees                                                 31,908                   125,541
               Insurance                                                         32,896                    11,813
               Other                                                            103,911                    53,239
                                                                            -----------               -----------

                   Total                                                    $   991,456               $   779,565
                                                                            ===========               ===========

                      MTV PINNACLE ADVERTISING GROUP, INC.
                        AND UNITED EQUITY PARTNERS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
              SEPTEMBER 30, 1998 AND DECEMBER 31, 1997, CONTINUED

9.       LITIGATION SETTLEMENT:

               On June 25, 1997, MTV entered into a settlement agreement relating to certain outstanding litigation, whereby the parties to the litigation agreed to dismiss , with prejudice, all outstanding lawsuits which were filed against them in exchange for $100,000 to be paid in equal monthly installments of $2,500.

               The accompanying combined financial statements for the year ended December 31, 1997 include a charge of $100,000 to reflect the cost of the settlement.

               At September 30, 1998 and December 31, 1997, the balances due under the settlement agreement are included in the accompanying combined balance sheets as follows:


                                                            September 30,              December 31,
                                                                1998                       1997
                                                            -------------              -----------
               Other current liabilities                     $    30,000               $    30,000

               Other liabilities                                  31,250                    54,750
                                                             -----------               -----------

                                                             $    61,250               $    84,750
                                                             ===========               ===========

10.      COMMITMENTS AND CONTINGENCIES:

               The lease agreement, including amendments thereto, for office facilities expired on June 30, 1999. The Companies continued to occupy the space on a month to month basis from July 1, 1999 through mid August 1999. Required rental payments for the period from September 30, 1998 until the date the companies vacated the premises were approximately $50,000. Total rental expense was $31,677 and $33,011 for the nine months ended September 30, 1998 and the year ended December 31, 1997, respectively.

                                 LIVECODE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                   ---------


                                                                                    Page
                                                                                    ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                  F-43


FINANCIAL STATEMENTS

    Balance Sheets as of May 28, 1999 (Unaudited) and
       December 31, 1998                                                            F-44

    Statements of Income for the Period January 1, 1999 Through May 28, 1999
       (Unaudited) and for the Period July 7, 1998
       (Date of Inception) Through December 31, 1998                                F-45

    Statements of Stockholders' Equity for the Period January 1, 1999 Through
       May 28, 1999 (Unaudited) and for the Period July 7, 1998
       (Date of Inception) Through December 31, 1998                                F-46

    Statements of Cash Flows for the Period January 1, 1999 Through May 28,
       1999 (Unaudited) and for the Period July 7, 1998
       (Date of Inception) Through December 31, 1998                                F-47

    Notes to Financial Statements                                                   F-48

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
parts.com, Inc. and Subsidiary
Sanford, Florida


We have audited the accompanying balance sheet of LiveCode, Inc. (the Company) as of December 31, 1998, and the related statements of income, stockholders' equity, and cash flows for the period July 7, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiveCode, Inc. as of December 31, 1998, and the results of its operations and cash flows for the period July 7, 1998 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Moore Stephens Lovelace, P.A.
---------------------------------
Certified Public Accountants



Orlando, Florida
January 19, 2000

                                 LIVECODE, INC.

                                 BALANCE SHEETS


                                     ASSETS

                                                                                        MAY 28,           December 31,
                                                                                         1999                 1998
                                                                                      -----------         ------------
                                                                                      (UNAUDITED)
CURRENT ASSETS
    Cash                                                                               $  15,930           $ 147,914
    Accounts receivable, related party                                                    25,421              25,000
                                                                                       ---------           ---------

                                                      TOTAL CURRENT ASSETS                41,351             172,914

OFFICE EQUIPMENT, net of accumulated depreciation of
    $1,889 and $937, respectively                                                          5,667               5,240
                                                                                       ---------           ---------

                                                              TOTAL ASSETS             $  47,018           $ 178,154
                                                                                       =========           =========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Deferred revenue                                                                   $      --           $ 150,000
                                                                                       ---------           ---------

                                                 TOTAL CURRENT LIABILITIES                    --             150,000

STOCKHOLDERS' EQUITY
    Common stock, $1.00 par value; 7,500 shares authorized;
       100 shares issued and outstanding                                                     100                 100
    Stock subscription receivable                                                           (100)               (100)
    Retained earnings                                                                     47,018              28,154
                                                                                       ---------           ---------

                                                TOTAL STOCKHOLDERS' EQUITY                47,018              28,154
                                                                                       ---------           ---------


                                TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $  47,018           $ 178,154
                                                                                       =========           =========

   The accompanying notes are an integral part of the financial statements.

                                 LIVECODE, INC.

                              STATEMENTS OF INCOME


                                                                                                  Period
                                                                                              July 7, 1998
                                                                              PERIOD        (Date of Inception)
                                                                          JANUARY 1, 1999         Through
                                                                              THROUGH           December 31,
                                                                           MAY 28, 1999            1998
                                                                          ---------------   -------------------
                                                                            (UNAUDITED)
NET SALES                                                                    $ 161,450           $ 163,700
                                                                             ---------           ---------

COSTS AND OPERATING EXPENSES
    Salaries and related taxes                                                  72,098              72,714
    Advertising                                                                    412                 438
    Insurance                                                                    3,020               2,241
    Professional fees                                                           10,820               4,681
    Office expenses                                                              5,956               6,345
    Rent                                                                           280                  --
    Depreciation                                                                   952                 937
                                                                             ---------           ---------

                                 TOTAL COSTS AND OPERATING EXPENSES             93,538              87,356
                                                                             ---------           ---------

                                                   OPERATING INCOME             67,912              76,344

INTEREST INCOME                                                                    952               1,810
                                                                             ---------           ---------

                                                         NET INCOME          $  68,864           $  78,154
                                                                             =========           =========

NET INCOME PRIOR TO PRO-FORMA ADJUSTMENTS                                    $  68,864           $  78,154

PRO-FORMA PROVISION FOR INCOME TAXES
    (UNAUDITED)                                                                (15,000)            (18,000)
                                                                             ---------           ---------

PRO-FORMA NET INCOME (UNAUDITED)                                             $  53,864           $  60,154
                                                                             =========           =========

   The accompanying notes are an integral part of the financial statements.

                                 LIVECODE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE PERIOD JULY 7, 1998 (DATE OF INCEPTION)
                         THROUGH DECEMBER 31, 1998 AND
         FOR THE UNAUDITED PERIOD JANUARY 1, 1999 THROUGH MAY 28, 1999


                                        Common Stock              Stock
                                   ----------------------     Subscription    Retained
                                    Shares        Amount       Receivable     Earnings        Total
                                   --------      --------     ------------    --------       --------
INITIAL CAPITALIZATION,
JULY 7, 1998                            100      $    100      $   (100)      $     --       $     --

NET INCOME FOR THE PERIOD                --            --            --         78,154         78,154

DISTRIBUTIONS TO STOCKHOLDERS            --            --            --        (50,000)       (50,000)
                                   --------      --------      --------       --------       --------

BALANCES, DECEMBER 31, 1998             100           100          (100)        28,154         28,154

NET INCOME FOR THE PERIOD
(UNAUDITED)                              --            --            --         68,864         68,864

DISTRIBUTIONS TO STOCKHOLDERS
(UNAUDITED)                              --            --            --        (50,000)       (50,000)
                                   --------      --------      --------       --------       --------

BALANCES, MAY 28, 1999
(UNAUDITED)                             100      $    100      $   (100)      $ 47,018       $ 47,018
                                   ========      ========      ========       ========       ========

   The accompanying notes are an integral part of the financial statements.

                                 LIVECODE, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                  Period
                                                                                               July 7, 1998
                                                                              PERIOD        (Date of Inception)
                                                                          JANUARY 1, 1999         Through
                                                                              THROUGH           December 31,
                                                                           MAY 28, 1999             1998
                                                                          ---------------   -------------------
                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                               $  68,864           $  78,154
    Adjustment to reconcile net income to net cash
          provided by (used in) operating activities
       Depreciation                                                                952                 937
    Changes in operating assets and liabilities
       Accounts receivable                                                        (421)            (25,000)
       Deferred revenue                                                       (150,000)            150,000
                                                                             ---------           ---------

                                               NET CASH PROVIDED BY
                                     (USED IN) OPERATING ACTIVITIES            (80,605)            204,091

CASH FLOWS FROM INVESTING ACTIVITIES
    Payments for office equipment                                               (1,379)             (6,177)
                                                                             ---------           ---------

                              NET CASH USED IN INVESTING ACTIVITIES             (1,379)             (6,177)
                                                                             ---------           ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Payments for stockholder distributions                                     (50,000)            (50,000)
                                                                             ---------           ---------

                              NET CASH USED IN FINANCING ACTIVITIES            (50,000)            (50,000)
                                                                             ---------           ---------

                                        INCREASE (DECREASE) IN CASH           (131,984)            147,914

CASH, BEGINNING OF PERIOD                                                      147,914                  --
                                                                             ---------           ---------

CASH, END OF PERIOD                                                          $  15,930           $ 147,914
                                                                             =========           =========

   The accompanying notes are an integral part of the financial statements.

                                 LIVECODE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 MAY 28, 1999 (UNAUDITED) AND DECEMBER 31, 1998

NOTE 1 - ORGANIZATION

         LiveCode, Inc. ("LiveCode") was incorporated in Florida on July 7, 1998. LiveCode was engaged in the business of software development and from its inception through May 28, 1999, its major source of operating revenues was from services performed for United Equity Partners, Inc. ("UEP"), and parts.com, Inc. ("Parts"). Parts acquired the assets, business operations and liabilities of UEP in September 1998.

         On May 28, 1999, Parts acquired all of the assets, business operations and liabilities of LiveCode in exchange for 600,000 shares of Parts common stock and a promissory note in the original principal amount of $20,000. LiveCode distributed approximately $47,000 to its stockholders as of the effective date of the acquisition. Subsequent to the acquisition, LiveCode will be dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements include the accounts of LiveCode and do not include any adjustments for its merger with Parts.

         UNAUDITED DATA

         The accompanying financial statements, and all data included in the notes to the financial statements as of May 28, 1999, and for the period then ended are unaudited. In the opinion of management, the financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the financial position and results of operations as of May 28, 1999, and for the period then ended.

         ESTIMATES

         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         REVENUE AND EXPENSE RECOGNITION

         Revenues are recognized when the service has been performed and related costs and expenses are recognized when incurred. Contracts for the development of software that extend over more than one reporting period are accounted for using the percentage of completion method of accounting. Revenue recognized at the financial statement date under these contracts is that portion of the total contract price that costs expended to date bears to the total contract price that cost expended to date bears to the total anticipated final cost, based on management's current estimates of cost to complete. Revisions in total costs and earnings estimates during the course of the contract are reflected in the accounting period in which the circumstances necessitating the revision become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized in the financial statements. Costs attributable to contract disputes are carried in the accompanying balance sheet only when realization is probable. Amounts received on contracts in progress in excess of the revenue earned, based upon the percentage-of-completion method, are recorded as deferred revenue. For the periods ended December 31, 1998 and May 28, 1999, LiveCode performed services under one significant software development contract which was completed during the quarter ended March 31, 1999.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. LiveCode maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. LiveCode has not experienced any losses in such accounts. LiveCode believes it is not exposed to any significant credit risk on cash.

         OFFICE EQUIPMENT

         Office equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets over three years.

         INCOME TAXES

         Prior to its acquisition by Parts, LiveCode had elected to be treated as a Subchapter S Corporation, U.S. Small Business Corporation, pursuant to the provisions of the Internal Revenue Code. Accordingly, LiveCode was not liable for corporate income taxes since its net income for each calendar year was passed directly through to its stockholders and was reported on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements (see Note 4). Subsequent to its merger with Parts, LiveCode intends to file a final corporate income tax return. LiveCode's operations for all periods subsequent to May 28, 1999 will be included in the consolidated income tax return of Parts.

         YEAR 2000 ISSUES (UNAUDITED)

         The Year 2000 issue affects the Company's installed computer systems, network elements, software applications and other business systems that have time sensitive programs that may not properly reflect or recognize the Year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as Year 2000. This error could result in miscalculations or system failures. The Year 2000 issue does not materially affect the Company's computer systems, software or other business systems. The Company has conducted a review to identify areas that could be affected and has developed an implementation plan to ensure compliance. The Company believes that with the modifications made to its existing software, the issue will not pose significant operational concerns nor have a material impact on financial position or results of operations. The cost of modifications was not material and has been expensed as incurred. However, failures of computer systems maintained by third parties could have a material impact on the Company's ability to conduct business. The Company has requested that its major independent suppliers and support providers confirm that they will be Year 2000 compliant.

NOTE 3 - OFFICE EQUIPMENT

         Office equipment in the amount of $7,556 and $6,177 at May 28, 1999 (unaudited) and December 31, 1998, respectively, consist primarily of computers and related equipment.

NOTE 4 - PRO-FORMA INCOME TAXES (UNAUDITED)

         In connection with the completion of the acquisition of LiveCode by Parts, LiveCode terminated its S Corporation election and became subject to corporate income taxes from that date forward. LiveCode's operations for all periods subsequent to May 28, 1999, will be included in the consolidated income tax return of Parts.

         The statements of income for the period from inception July 7, 1998 and the period from January 1, 1999 through May 31, 1999 (unaudited) include a presentation of the pro-forma effect on income taxes as if the Company's income had been subjected to federal and state income taxes as a C Corporation.

         Reconciliation of the federal statutory income tax rate of 18% (using graduated rates) to the pro-forma effective income tax rate reflected in the accompanying statement of income is as follows:


                                                                                   Period
                                                                                July 7, 1998
                                                             PERIOD          (Date of Inception)
                                                         JANUARY 1, 1999           Through
                                                             THROUGH            December 31,
                                                          MAY 28, 1999              1998
                                                         ---------------     -------------------
                                                           (UNAUDITED)           (Unaudited)
         Federal income tax at statutory rates                17.0%                 18.0%
         State income taxes                                    4.5                   3.6
         Non-deductible expenses                                --                   1.0
                                                              ----                  ----

                 Income tax expense                           21.5%                 22.6%
                                                              ====                  ====

NOTE 5 - RELATED-PARTY TRANSACTIONS

         From its inception through May 28, 1999, LiveCode's major source of operating revenues was from services performed for UEP, a wholly owned subsidiary of Parts.

         As of May 28, 1999 (unaudited) and December 31, 1998, LiveCode had a $25,000 account receivable from UEP, which amount was received in full subsequent to May 28, 1999.

                                FLEXRADIO, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                ---------------



                                                                           Page
                                                                           ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         F-52

FINANCIAL STATEMENTS

    Balance Sheet as of September 30, 1999                                 F-53

    Statement of Operations for the Period March 10, 1999
       (Date of Inception) Through September 30, 1999                      F-54

    Statement of Stockholders' Deficiency for the Period March 10, 1999
       (Date of Inception) Through September 30, 1999                      F-55

    Statement of Cash Flows for the Period March 10, 1999
       (Date of Inception) Through September 30, 1999                      F-56

    Notes to Financial Statements                                          F-57


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
parts.com, Inc. and Subsidiary
Sanford, Florida


We have audited the accompanying balance sheet of FlexRadio, Inc., a development state enterprise, (the Company) as of September 30, 1999, and the related statements of operations, stockholders' deficiency, and cash flows for the period March 10, 1999 (date of inception) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FlexRadio, Inc. as of September 30, 1999, and the results of its operations and cash flows for the period March 10, 1999 (date of inception) through September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, on October 21, 1999, a wholly owned subsidiary of parts.com, Inc. acquired 100 percent of the outstanding common stock of FlexRadio, Inc.


/s/ Moore Stephens Lovelace, P.A.
---------------------------------
Certified Public Accountants


Orlando, Florida
January 19, 2000

                                FLEXRADIO, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET

                               SEPTEMBER 30, 1999


                                                      ASSETS

CURRENT ASSETS
    Cash                                                                                              $    97
                                                                                                      -------

                                                                              TOTAL CURRENT ASSETS         97

PATENT, NET OF ACCUMULATED AMORTIZATION OF $271                                                         3,795
                                                                                                      -------

                                                                                      TOTAL ASSETS    $ 3,892
                                                                                                      =======





                                       LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Accounts payable                                                                                  $ 5,818
                                                                                                      -------

                                                                         TOTAL CURRENT LIABILITIES      5,818

STOCKHOLDERS' EQUITY
    Common stock, $ .01 par value, 5,000,000 shares authorized;
       322,581 shares issued and outstanding                                                            3,226
    Additional paid-in capital                                                                          4,742
    Stock subscription receivable                                                                      (1,968)
    Deficit accumulated during development stage                                                       (7,926)
                                                                                                      -------

                                                                    TOTAL STOCKHOLDERS' DEFICIENCY     (1,926)
                                                                                                      -------

                                                    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY    $ 3,892
                                                                                                      =======






    The accompanying notes are an integral part of the financial statements.

                                FLEXRADIO, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF OPERATIONS

               FOR THE PERIOD MARCH 10, 1999 (DATE OF INCEPTION)
                           THROUGH SEPTEMBER 30, 1999




REVENUE                                                                                               $    --


GENERAL AND ADMINISTRATIVE EXPENSES
    Amortization                                                                                          271
    Bank charges                                                                                          133
    Organization expense                                                                                2,253
    Research and development                                                                            4,800
    Taxes and licenses                                                                                     90
    Travel and entertainment                                                                              379
                                                                                                      -------

                                                                                    TOTAL EXPENSES      7,926
                                                                                                      -------


                                                                           NET LOSS FOR THE PERIOD    $(7,926)
                                                                                                      =======






   The accompanying notes are an integral part of the financial statements.

                                FLEXRADIO, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     STATEMENT OF STOCKHOLDERS' DEFICIENCY

               FOR THE PERIOD MARCH 10, 1999 (DATE OF INCEPTION)
                           THROUGH SEPTEMBER 30, 1999


                                                                                                           Deficit
                                                                                                         Accumulated
                                             Common Stock             Additional         Stock             During
                                       -----------------------         Paid-In        Subscription       Development
                                        Shares          Amount         Capital         Receivable           Stage            Total
                                       -------          ------         -------         ----------          -------          -------
INITIAL CAPITALIZATION -
MAY 26, 1999                           296,774          $2,968          $   --          $(1,968)          $    --          $ 1,000

ISSUANCE OF COMMON STOCK
FOR CASH                                25,807             258           4,742               --                --            5,000

NET LOSS FOR THE PERIOD                     --              --              --               --            (7,926)          (7,926)
                                       -------          ------          ------          -------           -------          -------

BALANCES - SEPTEMBER 30, 1999          322,581          $3,226          $4,742          $(1,968)          $(7,926)         $(1,926)
                                       =======          ======          ======          =======           =======          =======






   The accompanying notes are an integral part of the financial statements.

                                FLEXRADIO, INC.
                        (A Development Stage Enterprise)

                            STATEMENT OF CASH FLOWS

               For The Period March 10, 1999 (Date of Inception)
                           Through September 30, 1999



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                                                           $(7,926)
    Adjustment to reconcile net loss to net cash used in operating activities
       Amortization                                                                                        271
    Changes in operating assets and liabilities
       Accounts payable                                                                                  5,818
                                                                                                       -------

                                                            NET CASH USED IN OPERATING ACTIVITIES       (1,837)


CASH FLOWS FROM INVESTING ACTIVITIES
    Patent costs incurred                                                                               (4,066)
                                                                                                       -------

                                                            NET CASH USED IN INVESTING ACTIVITIES       (4,066)


CASH FLOWS FROM FINANCING ACTIVITIES
    Loan from stockholder                                                                                5,000
    Issuance of common stock for cash                                                                    6,000
    Repayment of loan from stockholder                                                                  (5,000)
                                                                                                       -------

                                                        NET CASH PROVIDED BY FINANCING ACTIVITIES        6,000
                                                                                                       -------


                                                                                 INCREASE IN CASH           97


CASH, BEGINNING OF PERIOD                                                                                   --
                                                                                                       -------


CASH, END OF PERIOD                                                                                    $    97
                                                                                                       =======






   The accompanying notes are an integral part of the financial statements.

                                FLEXRADIO, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD MARCH 10, 1999 (DATE OF INCEPTION)
                           THROUGH SEPTEMBER 30, 1999


NOTE 1 - ORGANIZATION

         FlexRadio, Inc. ("Flex") was organized in Florida on March 10, 1999. Flex has filed a provisional patent application for a radio frequency detection and reporting service for providing research which will be able to improve current methods of monitoring consumers radio listening habits which to this date, utilizes paper, telephone and limited electronic surveys to quantify and tabulate data for the advertising industry. In addition, Flex intends to provide improved customer service by assisting clients in making advertising/media decisions which best fit their needs. From its inception through September 30, 1999, Flex had no significant operations.

         On October 21, 1999, parts.com, Inc. ("Parts") acquired 100 percent of the outstanding common stock of Flex in exchange for 6,200,000 shares of Parts common stock. The majority stockholders of Flex are also stockholders, directors and officers of Parts.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements include the accounts of Flex and do not include any adjustments for its subsequent merger with Parts.

         GOING CONCERN MATTER

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, during the period ended September 30, 1999, Flex incurred a net loss of $7,926 and had a deficiency in working capital of $5,721 and has no current source of revenue. These factors, among others, may indicate that Flex will be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the outcome of this uncertainty.

         LIQUIDITY AND PLAN OF OPERATIONS

         As of September 30, 1999, Flex had cash of $97 and a deficiency in working capital of $5,721.

         On October 21, 1999, Parts acquired all of the outstanding common stock and assumed all of the outstanding liabilities of Flex.

         USE OF ESTIMATES

         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         PATENT COSTS

         Patent costs are being amortized on a straight-line basis over five years.

         REVENUES, COSTS AND EXPENSES

         Revenues are recognized when the service has been performed and related costs and expenses are recognized when incurred.

         INCOME TAXES

         The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse (see Note 3).

         YEAR 2000 ISSUES (UNAUDITED)

         The Year 2000 issue affects the Company's installed computer systems, network elements, software applications and other business systems that have time sensitive programs that may not properly reflect or recognize the Year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as Year 2000. This error could result in miscalculations or system failures. The Year 2000 issue does not materially affect the Company's computer systems, software or other business systems. The Company has conducted a review to identify areas that could be affected and has developed an implementation plan to ensure compliance. The Company believes that with the modifications made to its existing software, the issue will not pose significant operational concerns nor have a material impact on financial position or results of operations. The cost of modifications was not material and has been expensed as incurred. However, failures of computer systems maintained by third parties could have a material impact on the Company's ability to conduct business. The Company has requested that its major independent suppliers and support providers confirm that they will be Year 2000 compliant.

NOTE 3 - INCOME TAXES

         The difference between the Company's effective income tax rate and the federal statutory rate at September 30, 1999 is reconciled below:


                  Federal benefit expected                (34.0)%
                  State income taxes                       (3.6)
                  Increase in valuation allowance          37.6
                                                           ----

                                                            0.0%
                                                           ====


         Significant components of the Company's deferred tax assets and liabilities at September 30, 1999 are approximately as follows:


                  DEFERRED TAX ASSETS
                      Organization expense and amortizable costs     $   800
                      Net operating loss                               1,800
                                                                     -------
                          Gross deferred tax asset                     2,600
                      Less valuation allowance                        (2,600)
                                                                     -------
                          Deferred tax asset                         $    --
                                                                     =======



         During 1999, the deferred tax asset valuation allowance increased $2,600. There were no deferred tax liabilities as of September 30, 1999.

         As of September 30, 1999, the Company has a net operating loss carryforward of approximately $5,300 available to offset future taxable income. The net operating loss carryforward expires in the year 2019. Under U.S. federal tax law, certain changes in ownership of a company will cause a limitation on future utilization of these loss carryforwards.

                                    PART III
ITEM 1.  INDEX TO EXHIBITS

         The exhibits filed as part of this registration statement are listed below and are attached to this registration statement as indicated.


    EXHIBIT
    NUMBER                              DESCRIPTION OF EXHIBITS

   2.1            Amended and Restated Articles of Incorporation
   2.1.1          Amendment to Amended and Restated Articles of Incorporation
   2.2            Amended and Restated Bylaws
   2.2.1          Amendment to Amended and Restated Bylaws
   3.1            Stock Option Plan
   3.2            Form of Stock Option Agreement for Messrs. Lucas, Anderson,
                  Odato, Fouts and McComas
   3.3            Form of Registration Rights Agreement between Registrant and certain shareholders of Registrant
   6.1            Employment Agreement for Shawn D. Lucas and amendment
   6.2            Employment Agreement for Scott A. Anderson and amendment
   6.3            Employment Agreement for David Lampert and amendment
   6.4            Employment Agreement for Ian Hart
   6.5            Employment Agreement for Jeffrey Odato and amendment
   6.6            Employment Agreement for Michael Fouts and amendment
   6.7            Employment Agreement for David McComas and amendment
   6.8            Form of Indemnification Agreement for Officers and Directors
   6.9.1          Contract for Sale and Purchase between Registrant and
                  Karl O. Stairs and Helen L. Stairs
   6.9.2          Contract for Sale and Purchase between Registrant and Stone
                  Street Investments, Inc.
   6.10.1         Loan Agreement between Registrant and Eugene W. Gramzow, Trustee
   6.10.2         Mortgage in favor of Eugene W. Gramzow, Trustee
   6.10.3         Mortgage Note in favor of Eugene W. Gramzow, Trustee
   6.11.1         Mortgage in favor of Stone Street Investments, Inc.
   6.11.2         Mortgage Note in favor of Stone Street Investments, Inc.
   6.12.1         Mortgage in favor of Eugene W. Gramzow, Trustee
   6.12.2         Mortgage Note in favor of Eugene W. Gramzow, Trustee
   6.13           Acquisition Agreement between Registrant and Direct Touch
                  Research, Inc.
   6.14.1         Acquisition Agreement between Registrant and United Equity
                  Partners, Inc. ("UEP")
   6.14.2         Amendment to Acquisition Agreement between Registrant and UEP
   6.14.3         Amended and Restated Assumption Agreement between Registrant and UEP
   6.15.1         Acquisition Agreement between Registrant and MTV/Pinnacle Advertising Group,Inc.
   6.15.2         Amendment to Acquisition Agreement between Registrant and Pinnacle
   6.15.3         Amended and Restated Assumption Agreement between Registrant and Pinnacle
   6.16           Acquisition Agreement between Registrant and LiveCode, Inc


     6.17         Agreement and Plan of Merger between Registrant, FlexRadio, Inc., Flex Acquisition, Inc. and the
                  shareholders of FlexRadio, Inc.
     6.18         Employment Agreement for Jon Palazzo
     6.19         Employment Agreement for Daniel Lampert and Amendment
       10         Consent of Moore Stephens Lovelace, P.A. Certified Public Accountants*
     27.1         Financial Data Schedule (for SEC use only)

--------------
* Filed herewith; remainder of exhibits previously filed.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sanford, State of Florida, on the 24th day of February, 2000.


                               PARTS.COM, INC. AND SUBSIDIARY
                               (FORMERLY MIRACOM CORPORATION)



                               By:      /s/ Shawn D. Lucas
                                  --------------------------------------------
                                        Shawn D. Lucas
                                        President, Chairman and Co-CEO


                               By:      /s/Ian J. Hart
                                  --------------------------------------------
                                        Ian J. Hart, Chief Financial Officer

ITEM 1.        INDEX TO EXHIBITS

         The exhibits filed as part of this registration statement are listed below and are attached to this registration statement as indicated.

  EXHIBIT
  NUMBER       DESCRIPTION OF EXHIBITS
  2.1          Amended and Restated Articles of Incorporation

  2.1.1        Amendment to Amended and Restated Articles of Incorporation

  2.2          Amended and Restated Bylaws

  2.2.1        Amendment to Amended and Restated Bylaws

  3.1          Stock Option Plan

  3.2 Form of Stock Option Agreement for Messrs. Lucas, Anderson, Odato, Fouts and McComas

  3.3 Form of Registration Rights Agreement between Registrant and certain shareholders of Registrant

  6.1          Employment Agreement for Shawn D. Lucas and amendment

  6.2          Employment Agreement for Scott A. Anderson and amendment

  6.3          Employment Agreement for David Lampert and amendment

  6.4          Employment Agreement for Ian Hart

  6.5          Employment Agreement for Jeffrey Odato and amendment

  6.6          Employment Agreement for Michael Fouts and amendment

  6.7          Employment Agreement for David McComas and amendment

  6.8          Form of Indemnification Agreement for Officers and Directors

  6.9.1        Contract for Sale and Purchase between Registrant and Karl O.
               Stairs and Helen L. Stairs

  6.9.2 Contract for Sale and Purchase between Registrant and Stone Street Investments, Inc.

  6.10.1       Loan Agreement between Registrant and Eugene W. Gramzow, Trustee

  6.10.2       Mortgage in favor of Eugene W. Gramzow, Trustee

  6.10.3       Mortgage Note in favor of Eugene W. Gramzow, Trustee

  6.11.1       Mortgage in favor of Stone Street Investments, Inc.

  6.11.2       Mortgage Note in favor of Stone Street Investments, Inc.

  6.12.1       Mortgage in favor of Eugene W. Gramzow, Trustee

  6.12.2       Mortgage Note in favor of Eugene W. Gramzow, Trustee

  6.13         Acquisition Agreement between Registrant and Direct Touch
               Research, Inc.

  6.14.1 Acquisition Agreement between Registrant and Unity Equity Partners, Inc. ("UEP")

  6.14.2       Amendment to Acquisition Agreement between Registrant and UEP

  6.14.3       Amended and Restated Assumption Agreement between Registrant and
               UEP

  6.15.1 Acquisition Agreement between Registrant and MTV/Pinnacle Advertising Group, Inc.

  6.15.2       Amendment to Acquisition Agreement between Registrant and
               Pinnacle

  6.15.3       Amended and Restated Assumption Agreement between Registrant and
               Pinnacle

  6.16         Acquisition Agreement between Registrant and LiveCode, Inc.

  6.17 Agreement and Plan of Merger between Registrant, FlexRadio, Inc., Flex Acquisition, Inc. and the shareholders of FlexRadio, Inc.

  6.18         Employment Agreement for Jon Palazzo

  6.19         Employment Agreement for Daniel Lampert and Amendment

  10           Consent of Moore Stephens Lovelace, P.A. Certified Public
               Accountants*

  27.1         Financial Data Schedule
--------------
* Filed herewith; remainder of exhibits previously filed.